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TENDER OFFER DOCUMENT	January 10, 2003

Public Tender Offer by
GENERAL ELECTRIC FINLAND OY for all shares and options of INSTRUMENTARIUM CORPORATION

        General Electric Finland Oy (the "Offeror") hereby offers to acquire (the "Tender Offer") all of the issued and outstanding shares of Instrumentarium Corporation (the "Company" or "Instrumentarium") (the "Shares"), including all of the American Depositary Shares representing the Shares (the "ADSs" and, together with the Shares, the "Company Shares"). This Tender Offer is also made in respect of option rights approved for issuance at the General Meeting of Shareholders of the Company on June 17, 1998 that have been granted to holders and that entitle holders to subscribe for shares of the Company (the "Company 1998 Options") and option rights approved for issuance at the General Meeting of Shareholders of the Company on March 26, 2001 that have been granted to holders and that entitle holders to subscribe for shares of the Company (the "Company 2001 Options" and, together with Company 1998 Options, the "Company Options").

        The Offeror is a wholly owned subsidiary of General Electric Company ("GE") incorporated under the laws of Finland.

        The price offered for each Company Share validly tendered and not properly withdrawn is EUR 40.00 in cash (the "Share Offer Price"). The price offered for each Company Option validly tendered and not properly withdrawn is EUR 52.29 in cash for each A option right in respect of the Company 1998 Options (the "1998A Options"), EUR 56.65 in cash for each B option right in respect of the Company 1998 Options (the "1998B Options"), EUR 60.36 in cash for each C option right in respect of the Company 1998 Options (the "1998C Options"), EUR 45.46 in cash for each A option right in respect of the Company 2001 Options (the "2001A Options"), and EUR 36.92 in cash for each B option right in respect of the Company 2001 Options (the "2001B Options") (collectively, the "Option Offer Price"). The Share Offer Price may be subject to adjustments (see "Terms and Conditions of the Tender Offer—Share Offer Price and Option Offer Price").

        The period for the Tender Offer (the "Offer Period") will commence on January 14, 2003 at 10 a.m. (Finnish time) and expire on April 11, 2003 at 5 p.m. (Finnish time, 10 a.m. New York City time) unless the Offer Period is extended or discontinued (see "Terms and Conditions of the Tender Offer—Offer Period"). Company Shares and Company Options tendered in the Tender Offer may be withdrawn at any time prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period.

        The completion of the Tender Offer is subject to the conditions described under Section 2.3 ("Terms and Conditions of the Tender Offer—Conditions to Completion of the Tender Offer") of this tender offer document (the "Tender Offer Document"). The Offeror reserves the right to waive any condition to the completion of the Tender Offer (except the Minimum Condition, as defined herein, which may only be reduced as set forth herein). The Offeror shall terminate the Tender Offer if the combination agreement entered into on December 18, 2002 by and between GE and the Company (the "Combination Agreement") has been terminated in accordance with its terms.

        The information on this front page should be read in conjunction with, and is qualified in its entirety by, the more detailed information in this Tender Offer Document, in particular in section "Terms and Conditions of the Tender Offer".

        THE TENDER OFFER IS NOT BEING MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW AND THIS TENDER OFFER DOCUMENT AND RELATED ACCEPTANCE FORMS MAY NOT BE DISTRIBUTED, FORWARDED OR TRANSMITTED INTO OR FROM ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW BY ANY MEANS WHATSOEVER INCLUDING, WITHOUT LIMITATION, MAIL, FACSIMILE TRANSMISSION, E-MAIL OR TELEPHONE. THIS TENDER OFFER DOCUMENT MUST UNDER NO CIRCUMSTANCES BE DISTRIBUTED INTO CANADA OR JAPAN.

Nordea Securities
Arranger of the Tender Offer

The Bank of New York
U.S. Tender Agent

IMPORTANT INFORMATION

        The Tender Offer Document has been prepared in accordance with Finnish law, including the Finnish Securities Market Act (495/1989, as amended) (the "SMA") and the rules and regulations of the Finnish Financial Supervision Authority (the "FSA"). The Tender Offer Document and the Tender Offer shall be governed by Finnish law and any disputes related hereto shall be exclusively settled by Finnish courts.

        The Tender Offer Document is available in Finnish and English. In the event of any discrepancy between the two language versions of the Tender Offer Document, the Finnish language version shall prevail.

        The FSA has approved the Finnish language version of the Tender Offer Document but is not responsible for the accuracy of the information presented therein. The decision number of such approval is 1/273/2003.

        The Tender Offer Document will be available from January 14, 2003 onwards at the asset management branches of Nordea Bank Finland Plc ("Nordea Bank"), at the offices of Nordea Securities Corporate Finance Oy ("Nordea Securities"), Pohjoisesplanadi 33 A, Helsinki, Finland, at HEX Gate, Fabianinkatu 14, Helsinki, Finland or via the Internet site www.nordeasecurities.com. Copies of this English language version of the Tender Offer Document may be obtained, without charge, upon written or oral request to the U.S. Information Agent of the Offeror, Morrow & Co., Inc. (the "U.S. Information Agent") at 445 Park Avenue, 5th Floor, New York, New York 10022, USA, telephone collect at (+1-212) 754-8000 or, from within the United States, toll-free at (800) 607-0088. A copy of this English language version of the Tender Offer Document has been furnished to the U.S. Securities and Exchange Commission (the "SEC") under cover of Form CB and may be inspected or copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, USA, or accessed via the SEC's Internet site (www.sec.gov).

        The Tender Offer is not being made directly or indirectly in any jurisdiction where prohibited by applicable law and this Tender Offer Document and related acceptance forms may not be distributed, forwarded or transmitted into or from any jurisdiction where prohibited by applicable law by any means whatsoever including, without limitation, mail, facsimile transmission, e-mail or telephone. The Tender Offer Document must under no circumstances be distributed into Canada or Japan.

        All financial and other information presented in the Tender Offer Document concerning the Company has been extracted from, and has been provided exclusively based upon the financial statements published by the Company for the financial year ended December 31, 2001, the interim report published by the Company for the nine-month period that ended September 30, 2002, the stock exchange bulletins published by the Company, entries in the Finnish Trade Register, the shareholders' register of the Company dated January 8, 2003 and other information publicly available. Consequently, the Offeror does not accept responsibility for such information except for the correct restatement of such information herein.

        The Tender Offer Document will not be supplemented or updated with any financial information or other stock exchange bulletins announced by the Company after the date of the Tender Offer Document, except for financial statements and interim reports published by the Company, nor will the Offeror otherwise separately inform about the announcement of such financial information or other stock exchange bulletins.

Certain Key Dates

        The following timetable sets forth certain key dates relating to the Tender Offer, provided that the Tender Offer is completed and that the Offer Period has not been extended or discontinued in accordance with the terms and conditions of the Tender Offer:

•	December 18, 2002	Announcement of the Offeror's intention to launch the Tender Offer
•	January 14, 2003	Offer Period commences
•	April 11, 2003 (preliminary)	Offer Period expires
•	On or about April 29, 2003 (preliminary)	Payment for Company Shares and Company Options validly tendered and not properly withdrawn

Dates for Financial Reporting and Annual General Meeting of Shareholders of the Company

        The following timetable sets forth certain expected financial reporting dates of the Company and the preliminary date of the Annual General Meeting of Shareholders of the Company (such dates may be subject to subsequent changes):

•	February 11, 2003	Announcement of the financial statements of the Company for the financial year ended December 31, 2002
•	During the week beginning March 3, 2003	Annual report of the Company for the financial year ended December 31, 2002
•	March 25, 2003	Annual General Meeting of Shareholders of the Company
•	April 23, 2003	Interim report for the three-month period that will end on March 31, 2003

STATEMENT BY THE BOARDS OF DIRECTORS OF THE OFFEROR AND GE

        The Tender Offer Document has been prepared by the Offeror pursuant to Chapter 6, Section 3 of the SMA for purposes of the Tender Offer set out herein.

        To the best knowledge of the members of the Boards of Directors of the Offeror and GE, no information known to the members of the Boards of Directors of the Offeror and GE has been omitted in the Tender Offer Document that materially affects the assessment of the advantageousness of the Tender Offer set out herein.

        All information presented in the Tender Offer Document concerning the Company has been extracted from, and has been provided exclusively based upon information publicly available. Consequently, neither the Offeror nor GE accept responsibility for such information, except for the correct restatement of such information herein.

In Helsinki, January 10, 2003	In Waukesha, Wisconsin, January 10, 2003
The Board of Directors of General Electric Finland Oy	The Board of Directors of General Electric Company
Pamela S. Krop Chairman		Jeffrey R. Immelt Chairman
Thierry Pieton	Pascal Veilat	James I. Cash Jr.	Rochelle B. Lazarus
		Dennis D. Dammermann	Sam Nunn
		Ann M. Fudge	Roger S. Penske
		Claudio X. Gonzalez	Gary L. Rogers
		Andrea Jung	Andrew C. Sigler
		A. G. Lafley	Robert J. Swieringa
		Kenneth G. Langone	Douglas A. Warner III
		Ralph S. Larsen	Bob Wright

THE OFFEROR, THE COMPANY AND THEIR ADVISORS

The Offeror	The Company
General Electric Finland Oy	Instrumentarium Corporation
c/o Roschier Holmberg, Attorneys Ltd.	P.O. Box 100
Keskuskatu 7 A	FIN-00031 Instrumentarium
FIN-00100 Helsinki	Finland
Finland
Financial advisor to the Offeror in connection with the Tender Offer:	Financial advisor to the Company:
Goldman, Sachs & Co.	Credit Suisse First Boston (Europe) Limited
85 Broad Street	One Cabot Square
New York, NY 10004	London E14 4QJ
USA	United Kingdom
Finnish financial advisor to the Offeror in connection with the Tender Offer and arranger of the Tender Offer:
Nordea Securities Corporate Finance Oy Pohjoisesplanadi 33 A FIN-00100 Helsinki Finland
Finnish legal advisor to the Offeror in connection with the Tender Offer:	Finnish legal advisor to the Company:
Roschier Holmberg, Attorneys Ltd.	Merilampi Marttila Laitasalo
Keskuskatu 7 A	Attorneys at Law Ltd.
FIN-00100 Helsinki	Eteläesplanadi 22 A
Finland	FIN-00130 Helsinki
Finland
U.S. legal advisor to the Offeror in connection with the Tender Offer:	U.S. legal advisor to the Company:
Gibson, Dunn & Crutcher LLP	Shearman & Sterling
200 Park Avenue	Broadgate West
New York, NY 10166	9 Appold Street
USA	London EC2A 2AP
United Kingdom

U.S. TENDER AGENT AND U.S. INFORMATION AGENT

U.S. Tender Agent:	U.S. Information Agent:
The Bank of New York	Morrow & Co., Inc.
Tender & Exchange Department	445 Park Avenue, 5th Floor
P.O. Box 11248	New York, NY 10022
Church Street Station	USA
New York, NY 10286-1248
USA

TABLE OF CONTENTS

1.	THE TRANSACTION		8
	1.1	Background to the Tender Offer	8
	1.2	Certain Consequences of the Tender Offer and Certain Future Plans of the Offeror	9
2.	TERMS AND CONDITIONS OF THE TENDER OFFER		11
	2.1	Object of the Tender Offer	11
	2.2	Share Offer Price and Option Offer Price	12
	2.3	Conditions to Completion of the Tender Offer	12
	2.4	Offer Period	15
	2.5	Acceptance Procedure of the Tender Offer	16
	2.6	Withdrawal Rights	20
	2.7	Announcement of the Result of the Tender Offer	21
	2.8	Terms of Payment and Settlement	22
	2.9	Transfer of Ownership	23
	2.10	Transfer Tax and Other Payments	23
	2.11	Waiver of Certain Transaction Conditions	24
	2.12	Other Issues	24
3.	SUMMARY OF THE COMBINATION AGREEMENT		25
	3.1	Background to the Combination Agreement	25
	3.2	Offer Period	25
	3.3	Transaction Conditions	25
	3.4	Share Offer Price and Option Offer Price	26
	3.5	Company Held Shares and Options	26
	3.6	Representations and Warranties	26
	3.7	Covenants	27
	3.8	Termination of the Combination Agreement	28
	3.9	Governing Law	29
4.	TAXATION		30
	4.1	Taxation of Shares and Company Options under the Laws of Finland	30
	4.2	Taxation of Holders of ADSs under the Federal Laws of the United States	33
5.	PRESENTATION OF THE OFFEROR AND GE		36
	5.1	The Offeror in Brief	36
	5.2	GE in Brief	36
6.	PRESENTATION OF INSTRUMENTARIUM		37
	6.1	General Overview	37
	6.2	Share Capital, Option Rights and Ownership	37
	6.3	Shareholders' Agreements and Certain Other Agreements	38
	6.4	Board of Directors, President and CEO and Auditors	39
	6.5	Instrumentarium's Ownership in the Offeror and GE	39
	6.6	Financial Information	39
	6.7	Articles of Association	39

1.    THE TRANSACTION

1.1  Background to the Tender Offer

General Background

        GE is a global diversified industrial corporation incorporated under the laws of New York with common stock listed on the New York Stock Exchange.

        Instrumentarium is a public limited company incorporated under the laws of Finland with its shares listed on the Main List of the Helsinki Securities and Derivatives Exchange, Clearing House Ltd. (the "Helsinki Exchanges") and its shares traded through American Depositary Shares listed on the Nasdaq SmallCap Market.

        GE and the Company entered into the Combination Agreement on December 18, 2002. Upon the terms and subject to the conditions of the Combination Agreement, in order to effect the combination of GE and the Company (the "Combination"), the Offeror will offer to acquire all of the Company Shares and Company Options, pursuant to the terms and conditions of the Tender Offer and, if required, pursuant to a mandatory redemption offer under the SMA, a redemption offer under the Articles of Association of the Company and compulsory acquisition proceedings under the Finnish Companies Act (734/1978, as amended) (the "Companies Act"). The contents of the Combination Agreement have been described in more detail in section "Summary of the Combination Agreement".

        The Combination will create one of the leading global providers of anesthesia, critical care and diagnostic imaging systems. The Board of Directors of GE strongly believes that the Combination is beneficial to the shareholders, employees, customers and partners of the Company and that the Share Offer Price, at a substantial premium to both recent market prices and the volume-weighted average trading price of the shares of the Company on the Main List of the Helsinki Exchanges during the 12-month period prior to the announcement of the Offeror's intention to launch the Tender Offer, reflects fairly the value of the Company.

Company Board Statement

        The Board of Directors of the Company has received a written opinion dated December 18, 2002 of Credit Suisse First Boston (Europe) Limited that, as of the date of the opinion, the consideration to be received by the holders of the Company Shares and the Company Options pursuant to the Tender Offer was fair, from a financial point of view, to such holders other than the Offeror. After having received such opinion, the Board of Directors evaluated the Tender Offer and concluded that the execution of the Combination Agreement and the completion of the transactions contemplated thereby are in the best interests of the holders of the Company Shares and the Company Options and has therefore approved the Combination Agreement and determined to recommend that such holders tender their Company Shares and Company Options in the Tender Offer.

        The statement of support by the Board of Directors of the Company (the "Company Board Statement") is included in this Tender Offer Document as Annex D and the written opinion of Credit Suisse First Boston (Europe) Limited as Annex E.

Trading Prices of the shares of the Company

        The chart below shows the closing prices of the shares of the Company on the Helsinki Exchanges during the period between December 18, 2001 and December 17, 2002.

Instrumentarium's share price from December 18, 2001 to December 17, 2002
(adjusted for bonus issue)

        Pursuant to the Tender Offer, the Offeror is offering cash consideration of EUR 40.00 for each Company Share, representing a premium of approximately 47 percent to the closing price of the shares of the Company on the Helsinki Exchanges on December 17, 2002, the last trading day before the announcement of the Offeror's intention to launch the Tender Offer, and a premium of approximately 52 percent to the volume-weighted average trading price of the shares of the Company (EUR 26.36) on the Main List of the Helsinki Exchanges during the 12-month-period prior to such announcement. The Share Offer Price may be subject to adjustments (see "Terms and Conditions of the Tender Offer—Share Offer Price and Option Offer Price").

Financing of the Tender Offer

        The Offeror will finance the Tender Offer through a capital contribution by GE and intra-group loan arrangements. The completion of the Tender Offer is not contingent upon the Offeror obtaining financing for the Tender Offer. The financing arrangements relating to the Tender Offer are not expected to have any effect on the operations or obligations of the Company or any of its subsidiaries (the "Subsidiaries" and, together with the Company, the "Instrumentarium Group").

1.2  Certain Consequences of the Tender Offer and Certain Future Plans of the Offeror

Mandatory Redemption Offers and Compulsory Acquisition Proceedings

        The Offeror's intention is to acquire all Company Shares and Company Options not held by the Company or its Subsidiaries. If the Offeror's portion of the shares of the Company exceeds or reaches either one-third (1/3) or one half (1/2), the Offeror is pursuant to Section 11 of the Articles of Association of the Company required to redeem the remainder of the shares of the Company and the securities that pursuant to the Companies Act entitle to shares of the Company (see Annex C). If the Offeror's voting power in the Company exceeds the threshold of two-thirds (2/3) of the votes in the Company, the Offeror is pursuant to Chapter 6, Section 6 of the SMA required to make a mandatory redemption offer for the remainder of the issued and outstanding shares of the Company and the securities that pursuant to the Companies Act entitle to shares of the Company. If the Offeror obtains more than nine-tenths (9/10) of the shares of the Company not held by the Company or its Subsidiaries and the votes attaching to the shares, the Offeror intends to initiate compulsory acquisition proceedings under Chapter 14, Sections 19-21 of the Companies Act in order to acquire title to all Company Shares.

Termination of Public Trading in Shares and Option Rights of the Company

        It is the Offeror's intention that, as promptly as practicable following the consummation of the Tender Offer, the Company will apply for the delisting of its shares from the Main List of the Helsinki Exchanges and the delisting of its A and B option rights issued in 1998 from the Helsinki Exchanges. Should the Company decide to list its C option rights issued in 1998 or its A option rights issued in 2001, it is the Offeror's intention that, as promptly as practicable following the completion of the Tender Offer, the Company will apply for the delisting of such option rights. The Offeror intends to seek the delisting of its shares traded through ADSs from the Nasdaq SmallCap Market and the termination of the registration of the Company Shares under the United States Securities Exchange Act of 1934 as soon after consummation of the Tender Offer as the requirements for such delisting and deregistration are met. The Offeror also intends to terminate the ADS program maintained on behalf of the Company by J.P. Morgan Chase & Co. as promptly as possible following consummation of the Tender Offer.

Effect on the Operations and Assets of the Instrumentarium Group

        The Tender Offer will have no immediate effect on the operations or assets of the Instrumentarium Group. The businesses of GE and the Instrumentarium Group will be combined upon the consummation of the Tender Offer based upon a detailed integration plan to be developed jointly by the management of GE and the Company. Helsinki will become the European headquarters for the GE Medical Systems Information Technologies business. The Offeror's intent is to expand significantly the Company's overall presence in Finland and to make the Instrumentarium Group a global healthcare technology hub for GE.

Future Position of the Management and Employees of the Instrumentarium Group

        The senior leadership team and the employees of the Instrumentarium Group will play vital roles in the new combined organization. GE plans to make focused efforts to retain the employees of the Instrumentarium Group. GE's intent is also to offer the employees of the Instrumentarium Group career opportunities in GE's global organization.

        Pursuant to the Combination Agreement, the Company will offer, as agreed with GE, certain retention and severance arrangements to certain key employees of the Instrumentarium Group for the purposes of retaining such employees following the consummation of the Tender Offer. The President and CEO of the Company will continue in his position with a role to be defined in the integration plan to be developed jointly by the management of GE and the Company and otherwise in accordance with a service agreement to become effective upon consummation of the Tender Offer and providing, inter alia, for retention and severance arrangements and other conditions customary in similar contracts.

2.    TERMS AND CONDITIONS OF THE TENDER OFFER

        The following sets forth the terms and conditions of the Tender Offer made pursuant to the Combination Agreement between Instrumentarium and GE. Capitalized terms appearing in these terms and conditions of the Tender Offer that are not defined in this section 2 have the meanings ascribed to such terms in the preceding sections of this Tender Offer Document.

2.1  Object of the Tender Offer

Company Shares

        Through the Tender Offer, the Offeror offers to acquire all the issued and outstanding Company Shares on the terms and subject to the conditions set forth below. The term "Company Shares" refers to the Shares and the ADSs evidenced by American Depositary Receipts ("ADR") certificates. Each ADS represents one (1) Share.

        The Company has undertaken to procure that neither it nor any of its Subsidiaries holding Company Shares shall tender any such Company Shares in the Tender Offer.

Company Options

        Through the Tender Offer, the Offeror offers to acquire all Company Options on the terms and subject to the conditions set forth below.

        Should holders of Company Options subscribe for new shares of the Company in accordance with the terms and conditions of such Company Options before the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, before the expiry of the extended or discontinued Offer Period, such holder may tender the new shares of the Company subscribed for by virtue of such Company Options in the Tender Offer after the new shares of the Company have been registered in the subscriber's book-entry account.

        The Board of Directors of the Company has by its resolution passed on December 18, 2002 amended the restrictions on the transfer of the 1998C Options, the 2001A Options and the 2001B Options to the extent that the relevant holders could tender such Company Options in the Tender Offer. The resolution by the Board of Directors does not otherwise change the terms and conditions of the Company Options, and holders of 1998C Options, 2001A Options and 2001B Options shall, pursuant to the decision by the Board of Directors of the Company, not have the right to transfer such Company Options before the commencement of the relevant subscription period otherwise than by tendering them in the Tender Offer.

        Under the terms and conditions of the Company Options, should a holder of Company Options cease to be employed by or in the service of the Instrumentarium Group for any other reason than retirement or death, such holder shall without delay offer to the Company free of charge any Company Options for which the share subscription period under the terms and conditions of the Company Options had not begun at the last day of such holder's employment. The amendments to the restrictions on the transfer of the relevant Company Options referred to above do not cover Company Options that, pursuant to their terms and conditions, have been or shall be offered to the Company free of charge prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, before the expiry of the extended or discontinued Offer Period, unless otherwise decided by the Company.

        The Company has undertaken to procure that neither it nor any of its Subsidiaries holding options approved for issuance at the General Meetings of Shareholders of the Company on June 17, 1998 and March 26, 2001 shall tender any such options in the Tender Offer.

2.2  Share Offer Price and Option Offer Price

Share Offer Price

        The Share Offer Price for each Company Share validly tendered and not properly withdrawn in accordance with the terms and conditions of the Tender Offer is EUR 40.00 in cash. The Share Offer Price shall be adjusted as follows:

  (i)
  if the record date established for any dividend distribution approved at a Meeting of Shareholders of the Company (the "Record Date") precedes the Settlement Date (as defined in section 2.8 below) and if the aggregate amount of such dividend exceeds EUR 0.70 per share (adjusted for any stock split or reclassification after the date of the Combination Agreement as permitted under the Combination Agreement), the Share Offer Price shall be reduced by the amount of such excess; or

  (ii)
  if the Settlement Date precedes the approval of dividend distribution by a Meeting of Shareholders or the Record Date or is the same date as the Record Date, the Share Offer Price shall be increased by EUR 0.70.

        The Share Offer Price will be converted from euros into United States dollars prior to the distribution of payment for any ADSs as described below in section 2.8.

Option Offer Price

        The Option Offer Price for each Company Option validly tendered and not properly withdrawn in accordance with the terms and conditions of the Tender Offer, is

  (i)
  EUR 52.29 in cash for each 1998A Option;

  (ii)
  EUR 56.65 in cash for each 1998B Option;

  (iii)
  EUR 60.36 in cash for each 1998C Option;

  (iv)
  EUR 45.46 in cash for each 2001A Option; and

  (v)
  EUR 36.92 in cash for each 2001B Option.

2.3  Conditions to Completion of the Tender Offer

        The obligation of the Offeror to accept for payment the Company Shares and Company Options validly tendered and not properly withdrawn pursuant to the Tender Offer is subject to the satisfaction or, where permitted, waiver by the Offeror of the following conditions (the "Transaction Conditions") on or prior to the date of execution of the sale and purchase of Shares and Company Options pursuant to the Tender Offer (the "Closing Date"):

  (i)
  (A)    Company Shares and Company Options having a value (as defined below) representing more than 80 percent of the aggregate value (as defined below) shall have been validly tendered and not properly withdrawn in accordance with the terms and conditions of the Tender Offer, and

    (B)    more than 80 percent of the Company Shares outstanding at the expiry of the Offer Period, or if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period (representing more than 80 percent of the voting power) shall have been validly tendered and not properly withdrawn in accordance with the terms and conditions of the Tender Offer ((A) and (B) together, the "Minimum Condition").

    For purposes of determining whether the Minimum Condition has been satisfied, options and Company Shares held by the Company shall not be taken into consideration, assuming that the Company shall have complied with its obligations set forth in the Combination Agreement and described in section "Summary of the Combination Agreement—Company Held Shares and Options". For purposes of this clause, "value" for each Company Share shall mean the Share Offer Price and "value" for each Company Option shall mean the Option Offer Price and "aggregate value" shall mean the sum of (x) the number of Company Shares outstanding at the expiry of the Offer Period, or if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period multiplied by the Share Offer Price and (y) the number of Company Options outstanding at the expiry of the Offer Period, or if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period in each category multiplied by the relevant Option Offer Price;

  (ii)
  (A)    The applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder, shall have expired or been earlier terminated (and no action to enjoin or restrain the consummation of the Tender Offer, based on U.S. competition law by the U.S. Department of Justice or Federal Trade Commission shall be pending and there shall not be in effect an agreement or commitment not to close the Tender Offer),

    (B)    the European Commission shall have issued a decision pursuant to Council Regulation (EEC) 4064/89, as amended, declaring the transactions contemplated by the Combination Agreement compatible with the common market (or compatibility being deemed under Article 10(6) Council Regulation (EEC) 4064/89, as amended),

    (C)    the applicable waiting period shall have expired or been waived and the Commissioner of the Canadian Competition Bureau shall have advised the Offeror that he does not intend to oppose the consummation of the transactions contemplated by the Combination Agreement or shall have issued an advance ruling certificate in respect of the transactions contemplated by the Combination Agreement pursuant to Section 102 of the Competition Act (Canada),

    (D)    the approvals of the other antitrust and merger control authorities in jurisdictions in which the approval of such authorities is required by law to be obtained prior to the consummation of the Tender Offer (the "Merger Control Authorities") shall have been received and any applicable waiting periods shall have expired or have been terminated or waived (the expiration, termination or waiver of such waiting periods (and the absence of such action, agreement or commitment), the issuance of such decision, if applicable, the receipt of such advice or issuance of such certificate and the receipt of such approvals being collectively referred to as the "Competition Clearances");

  (iii)
  The approvals of any supranational, national, federal, state, provincial, county or local government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body ("Governmental Authorities") other than the Merger Control Authorities or any other third party necessary for the consummation of the Tender Offer or the other transactions contemplated by the Combination Agreement shall have been received, except where the failure to obtain such approvals would not have a Material Adverse Effect(1) or, in the case of approvals of Governmental Authorities, would not expose either party to the Combination Agreement, or any of their respective officers or directors, to criminal liability or other sanctions by such Governmental Authorities;

(1)
"Material Adverse Effect" shall mean any event, change, effect or occurrence that, individually or together with any other event, change, effect or occurrence, is or would likely be materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, if and to the extent that such event, change, effect or occurrence, individually or together with any other event, change, effect or occurrence, results in a diminution of enterprise value of the Company and its Subsidiaries taken as a whole in an amount in excess of EUR 300,000,000 in the aggregate.

(iv)
No order shall have been issued by a court of competent jurisdiction or other Governmental Authority preventing the consummation of the Tender Offer or the other transactions contemplated by the Combination Agreement that remains in effect;

(v)
Since the date of the Combination Agreement, there shall not have occurred and be continuing as of the Closing Date any (A) Material Adverse Change(2), (B) material breach or failure by the Company to perform or comply in any material respect with any material agreement or covenant required by the Combination Agreement to be performed or complied with by it prior to the Closing Date, or (C) force majeure event that prevents or suspends payment of the Share Offer Price and the Option Offer Price; provided that the End Date (as defined in section "Summary of the Combination Agreement—Termination of the Combination Agreement—Grounds for Termination") shall be extended for such period of time that payment is so prevented or suspended;

(2)
"Material Adverse Change" shall mean any event, change, effect or occurrence since the date of the Combination Agreement that, individually or together with any other event, change, effect or occurrence since the date of the Combination Agreement, is or would likely be materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, if and to the extent that such event, change, effect or occurrence, individually or together with any other event, change, effect or occurrence results in a diminution of enterprise value of the Company and its Subsidiaries, taken as a whole, in an amount in excess of EUR 300,000,000 in the aggregate.

(vi)
The representations and warranties of the Company contained in the Combination Agreement shall be true and correct as though made on or as of the date of the Combination Agreement and on or as of the Closing Date (except that representations and warranties that address matters only as of a specified date shall have been true and correct as of such date) except where failure to be true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth in individual representations and warranties) would not have a Material Adverse Effect; and

(vii)
The Combination Agreement shall not have been terminated in accordance with its terms.

        The Offeror reserves the right to waive any of the Transaction Conditions that have not been satisfied, except with respect to the Minimum Condition. The Offeror may reduce the Minimum

Condition to, but not to less than, two-thirds (2/3) of the total number of Company Shares outstanding at the expiry of the Offer Period, or if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period plus one Company Share. Subject to the immediately preceding sentence, the Offeror shall not otherwise have the right to waive the Minimum Condition.

        The Offeror shall terminate the Tender Offer if the Combination Agreement has been terminated in accordance with its terms.

        At the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, at the expiry of the extended or discontinued Offer Period, if all Transaction Conditions are satisfied or, where permitted, waived by the Offeror, the Offeror shall complete the Tender Offer and shall acquire and pay for all Company Shares and Company Options that have been validly tendered and not properly withdrawn in accordance with the terms and conditions of the Tender Offer.

2.4  Offer Period

        The Offer Period commences on January 14, 2003 at 10 a.m. (Finnish time) and expires on April 11, 2003 at 5 p.m. (Finnish time, 10 a.m. New York City time), unless the Offer Period is extended or discontinued as set forth below. The initial Offer Period shall not be discontinued as set forth below prior the expiry of twenty (20) Finnish Banking Days(3).

(3)
"Finnish Banking Day" shall mean any day that is not a Saturday, a Sunday or any other day on which banks are required or authorized by law to be closed in Finland.

        The Offeror shall extend the Offer Period for a period of time to be defined later until the Transaction Conditions have been satisfied or waived in accordance with the terms and conditions of the Tender Offer provided, however, that the Transaction Conditions have not been satisfied due to a particular obstacle referred to in the FSA's statement K/44/2002/PMO(4). In such case, the Offeror shall extend the Offer Period until such obstacles have been removed and the parties have had a reasonable time to respond to the situation. The Offeror shall, however, terminate the Tender Offer if the Combination Agreement has been terminated in accordance with its terms. The Offeror reserves the right to extend the Offer Period for one or more additional periods by giving notice thereof no later than on the fourth (4th) Finnish Banking Day after the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, on the fourth (4th) Finnish Banking Day after the expiry of the extended or discontinued Offer Period. If the Offeror extends the Offer Period, the Offer Period will expire on the date and time to which the Offeror extends the Offer Period unless the Offer Period is discontinued or extended in accordance with the terms and conditions of the Tender Offer.

(4)
Pursuant to its statement K/44/2002/PMO, the FSA is of the opinion that the maximum duration of an offer period (including possible extensions thereof) is three (3) months. However, should there be particular obstacles to the completion of a tender offer within the said period of time, such as pending competition clearances, the offeror may, pursuant to such statement, extend the offer period until such obstacles have been removed and the parties have had a reasonable time to respond to the situation.

        The Offeror shall discontinue the initial or extended Offer Period should all Transaction Conditions be satisfied or, where permitted, waived before the expiry of the initial or extended Offer Period. Should the Offeror discontinue the initial or extended Offer Period, the Offeror will announce its decision thereon as soon as possible after such decision has been made and in any case at least seven (7) Finnish Banking Days before the date on which the Offer Period expires as a result of such decision to discontinue the initial or extended Offer Period. If the Offeror discontinues the initial or extended Offer Period, the initial or extended Offer Period will expire at such earlier date and time indicated in the announcement made by the Offeror. However, the Offeror shall extend the Offer Period in accordance with the preceding paragraph of this section 2.4 if the Minimum Condition (the

Offeror will not have confirmed information on the satisfaction of the Minimum Condition at the time of the decision to discontinue the Offer Period) or any other Transaction Condition is not satisfied at the expiry of the discontinued Offer Period or, where appropriate, waived by the Offeror, however only to the extent that the Offeror was not aware of the Transaction Conditions not being satisfied at the time of the decision to discontinue the Offer Period.

2.5  Acceptance Procedure of the Tender Offer

        The Offeror has retained Nordea Securities and/or any nominee of Nordea Securities to carry out the sale and purchase of Shares and Company Options in connection with the Tender Offer. The Offeror has retained The Bank of New York to act as tender agent in the United States (the "U.S. Tender Agent") in connection with the tender of ADSs subject to the Tender Offer in the United States.

Shares

        The book-entry account operators and asset managers will send a notification of the Tender Offer, including instructions and the relevant acceptance form, to their customers who are shareholders in the Company if so agreed between the account operator or the asset manager and the shareholder or otherwise. The acceptance forms are also available from the asset management branches of Nordea Bank and via the Internet site www.nordeasecurities.com.

        A shareholder in the Company who is directly registered in the shareholders' register of the Company as shareholder and who wishes to accept the Tender Offer shall submit the properly completed and duly executed acceptance form to the account operator or asset manager managing the shareholder's book-entry account in accordance with their instructions or, in the case that such account operator or asset manager does not accept acceptance forms, to an asset management branch of Nordea Bank. The acceptance form shall be submitted so that it is received during the Offer Period or, if the Offer Period has been extended or discontinued, during such extended or discontinued Offer Period, however, always in accordance with the instructions of the relevant account operator or asset manager. The method of delivery of acceptance forms is at the shareholder's option and risk and the delivery will be deemed made only when actually received by such account operator or asset manager.

        By accepting the Tender Offer, the shareholders of the Company authorize Nordea Securities as the arranger of the Tender Offer or any nominee of Nordea Securities and/or the account operator or the asset manager managing the shareholder's book-entry account to sell the Shares to the Offeror pursuant to the terms and conditions of the Tender Offer.

        A shareholder may accept the Tender Offer only in relation to all of its Shares registered on one book-entry account and, subject to the right to withdraw such Shares at any time prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, prior to the expiry of the extended or discontinued Offer Period in accordance with the terms and conditions of the Tender Offer, unconditionally. Any partial or conditional tender of such Shares may be rejected by the Offeror.

        A shareholder in the Company whose shareholdings are registered in the name of a nominee and who wishes to accept the Tender Offer shall effect such acceptance in accordance with the nominee's instructions.

        Pledged Shares may only be tendered with the consent of the relevant pledgee.

        A shareholder that has validly accepted the Tender Offer and that has not properly withdrawn its acceptance in accordance with the terms and conditions of the Tender Offer may not sell or otherwise dispose of its Shares tendered. A transfer restriction in respect of the Shares will be registered in the relevant book-entry account after the shareholder has submitted the acceptance for the Tender Offer. If the Tender Offer is terminated or if the tender is properly withdrawn by the shareholder in accordance with the terms and conditions of the Tender Offer, the transfer restriction registered on the tendered Shares in the relevant book-entry account will be removed as soon as possible and on or about three (3) Finnish Banking Days following the announcement that the Tender Offer will be terminated or the receipt of a notice of withdrawal in accordance with the terms and conditions of the Tender Offer.

Shares that have not been transferred into the book-entry system

        In order to tender Shares that have not been transferred to the book-entry system, the relevant holder shall, prior to tendering such Shares, transfer them to the book-entry system through Nordea Bank or another account operator or asset manager. The holder of such Shares must in this context convey the share certificates evidencing such Shares and present evidence of title to such Shares.

ADSs

        The Company has made available its shareholders' register and security position listings to the Offeror and has caused J.P. Morgan Chase & Co., the ADS depositary of the Company, to provide the Offeror with the list of record holders for the ADSs and security position listings for the purpose of disseminating this Tender Offer Document to the holders of ADSs. This Tender Offer Document and the related letter of transmittal for ADSs (the "ADS Letter of Transmittal"), and the other relevant materials will be mailed to the holders of ADSs and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on such lists of holders of ADSs or, if applicable, who are listed as participants in a clearing agent's security position listing, for subsequent transmittal to beneficial owners of ADSs.

Procedures for Accepting the Tender Offer

        Holders of ADSs evidenced by ADR certificates shall deliver to the U.S. Tender Agent a properly completed and duly executed ADS Letter of Transmittal, with all applicable signature guarantees from an eligible guarantor institution, together with the ADR certificates evidencing the ADSs specified on the face of the ADS Letter of Transmittal, prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period.

        Shareholders in the Company who hold ADSs in a brokerage account shall instruct their broker, dealer, commercial bank, trust company or other entity through which such ADSs are held to arrange for the Depository Trust Company ("DTC") participant holding the ADSs in its DTC account to tender the ADSs in the Tender Offer to the DTC account of the U.S. Tender Agent, together with an agent's message acknowledging that the tendering participant has received and agrees to be bound by the ADS Letter of Transmittal, prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period.

        A shareholder may accept the Tender Offer only in relation to all of its ADSs and unconditionally, subject to the right to withdraw such ADSs at any time prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, prior to the expiry of the extended or discontinued Offer Period, in accordance with the terms and conditions of the Tender Offer. Any partial or conditional tender of such ADSs may be rejected by the Offeror. All ADSs delivered to the U.S. Tender Agent will be deemed to have been tendered unless otherwise indicated.

        Tendered ADSs will be held in an account controlled by the U.S. Tender Agent, and consequently the holder of such ADSs will not be able to sell, assign, transfer or otherwise dispose of such securities (until the ADSs have been returned if the Tender Offer is terminated or if the tender is properly withdrawn by the shareholder in accordance with the terms and conditions of the Tender Offer).

        ADS Letters of Transmittal properly completed and duly executed, together with the corresponding ADR certificates, must, subject to the guaranteed delivery procedure described below, in order to be accepted in the Tender Offer be received by the U.S. Tender Agent during the Offer Period or, if the Offer Period has been extended or discontinued, during the extended or discontinued Offer Period. The method of delivery of ADS Letters of Transmittal and ADR certificates is at the holder's option and risk and the delivery will be deemed made only when actually received by the U.S. Tender Agent. The Offeror shall request that the U.S. Tender Agent return the ADSs to the holders thereof (or in the case of ADSs tendered by book-entry transfer, credit such ADSs to the appropriate accounts) as promptly as possible after the U.S. Tender Agent shall have received notice of a withdrawal or the Offeror terminates the Tender Offer.

Guaranteed Delivery

        If the ADSs are not immediately available or time will not permit all required documents to reach the U.S. Tender Agent prior to the expiry of the Offer Period or if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period or the procedure for book-entry transfer cannot be completed on a timely basis, the ADSs may nevertheless be tendered in the Tender Offer if all of the following conditions are satisfied:

  (i)
  the tender is made by or through an eligible institution; and

  (ii)
  a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided to holders of ADSs with this Tender Offer Document, is received by the U.S. Tender Agent as provided below prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period; and

  (iii)
  ADSs in proper form for transfer, together with, in the case of ADSs evidenced by ADR certificates, properly completed and duly executed ADS letters of transmittal (or copies thereof), together with any required signature guarantees or, in the case of a book-entry transfer, a book-entry confirmation along with an agent's message and any other documents, are received by the U.S. Tender Agent within three (3) Nasdaq trading days after the date of execution of the notice of guaranteed delivery.

        Any notice of guaranteed delivery may be delivered by hand, by facsimile transmission or by mail to the U.S. Tender Agent and must include a guarantee by an eligible institution in the form set forth in the notice of guaranteed delivery. In the case of ADSs held through the book-entry transfer system of DTC, the notice of guaranteed delivery must be delivered to the U.S. Tender Agent by a DTC participant by means of the DTC book-entry transfer confirmation system.

Acceptance of Tender Offer and Representations by Holder of ADSs

        The tender of ADSs pursuant to any one of the procedures described above will constitute the tendering holder's acceptance of the Tender Offer, as well as the tendering holder's representation and warranty that (a) such holder owns the ADSs being tendered, and (b) such holder has full power and authority to tender and assign the ADSs tendered, as specified in the ADS Letter of Transmittal.

Company Options

        The book-entry account operators and asset managers will send a notification of the Tender Offer, including instructions and the relevant acceptance form, to their customers who are holders of Company 1998 Options if so agreed between the account operator or the asset manager and the holder of Company 1998 Options. The acceptance forms are also available from the asset management branches of Nordea Bank and via the Internet site www.nordeasecurities.com.

        A book-entry holder of Company 1998 Options who is directly registered in the register of option holders and who wishes to accept the Tender Offer shall submit the properly completed and duly executed acceptance form to the account operator or asset manager managing the option holder's book-entry account in accordance with their instructions or, in the case that such account operator or asset manager does not accept acceptance forms, to an asset management branch of Nordea Bank. A holder of Company 2001 Options who wishes to accept the Tender Offer shall submit the properly completed and duly executed acceptance form to an asset management branch of Nordea Bank. The acceptance form shall be submitted so that it is received during the Offer Period or, if the Offer Period has been extended or discontinued, during such extended or discontinued Offer Period, however, always in accordance with the instructions of the relevant account operator or asset manager. The method of delivery of acceptance form is at the option holder's option and risk and the delivery will be deemed made only when actually received by such account operator or asset manager.

        By accepting the Tender Offer, an option holder authorizes Nordea Securities as the arranger of the Tender Offer or any nominee of Nordea Securities and/or, where applicable, the account operator or asset manager managing the option holder's book-entry account to sell the Company Options to the Offeror pursuant to the terms and conditions of the Tender Offer.

        A holder of Company Options may accept the Tender Offer only in relation to all of its Company Options belonging to the same series of options and, where applicable, registered on one book-entry account and, subject to the right to withdraw such Company Options at any time prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, prior to the expiry of the extended or discontinued Offer Period in accordance with the terms and conditions of the Tender Offer, unconditionally. Any partial or conditional tender of such Company Options may be rejected by the Offeror.

        A holder of Company 1998 Options whose holdings are registered in the name of a nominee and who wishes to accept the Tender Offer shall effect such acceptance in accordance with the nominee's instructions.

        Pledged Company Options may only be tendered with the consent of the relevant pledgee.

        Option holders that have validly accepted the Tender Offer and that have not properly withdrawn their acceptances in accordance with the terms and conditions of the Tender Offer may not sell or otherwise dispose of their Company Options tendered. A transfer restriction in respect of the Company 1998 Options will be registered in the relevant book-entry account after the option holder has submitted the acceptance for the Tender Offer. If the Tender Offer is terminated or if the tender is properly withdrawn by an option holder in accordance with the terms and conditions of the Tender Offer, the transfer restriction registered on the tendered Company 1998 Options in the relevant book-entry account will be removed as soon as possible and on or about three (3) Finnish Banking Days following the announcement that the Tender Offer will be terminated or the receipt of a notice of withdrawal in accordance with the terms and conditions of the Tender Offer.

Validity of the tender for securities

        The Offeror reserves the right to reject any and all tender of Company Shares or Company Options that it determines are not in proper form or the acceptance of which may be unlawful in any jurisdiction. No tender of Company Shares or Company Options will be deemed to have been validly made until all defects and irregularities in tenders of such securities have been cured or waived. Neither the Offeror, the U.S. Tender Agent, Nordea Bank or any other book-entry account operator or asset manager nor any other person will be under any duty to give notification of any defects or irregularities in the tender of Company Shares or Company Options, nor will any of them incur any liability for failure to give any such notification.

2.6  Withdrawal Rights

        Company Shares and Company Options validly tendered in accordance with the terms and conditions of the Tender Offer may be withdrawn at any time prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period. After the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period, holders of Company Shares and Company Options have no withdrawal rights.

        Withdrawn Company Shares and Company Options may be re-tendered by following the acceptance procedures described in section 2.5 above prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period.

        The account operator or asset manager managing the relevant book-entry account or the nominee may charge a fee for withdrawals in accordance with the agreement between the shareholder or the option holder and the relevant account operator, asset manager or nominee, respectively.

        For the withdrawal to be effective the procedures described below must be followed:

Shares

        A shareholder in the Company who is directly registered in the shareholders' register of the Company as shareholders shall submit a proper and duly executed notice of withdrawal to the same account operator or asset manager to whom the acceptance form with respect to Shares was submitted in accordance with the said account operator's or asset manager's instructions, for arrival prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period. The notice of withdrawal may be submitted only in relation to all of the Shares tendered by a shareholder registered on one book-entry account.

        A shareholder in the Company whose shareholding is registered in the name of a nominee shall instruct the nominee to submit a written notice to the account operator or asset manager managing the nominee's book-entry account in accordance with their instructions, for arrival prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period.

ADSs

        If the ADSs have been tendered to the U.S. Tender Agent by means of delivery of an ADS Letter of Transmittal, together with the corresponding ADR certificates, the tender of ADSs may be withdrawn by delivering to the U.S. Tender Agent a properly completed and duly executed notice of withdrawal, guaranteed by an eligible guarantor institution (unless the notice of withdrawal related to a tender made for the account of an eligible guarantor institution), for arrival prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period.

        If the ADSs have been tendered to the U.S. Tender Agent by means of the book-entry confirmation procedures of DTC, the tender of ADSs may be withdrawn by instructing the broker,

dealer, commercial bank, trust company or other entity through which the ADSs were tendered to deliver a notice of withdrawal to the U.S. Tender Agent by means of an agent's message transmitted through the book-entry confirmation facilities of DTC, for arrival prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period.

Company Options

        A holder of Company 1998 Options who is directly registered in the register of option holders shall submit a properly completed and duly executed notice of withdrawal to the same account operator or asset manager to whom the acceptance form with respect to Company Options was submitted in accordance with the said account operator's or asset manager's instructions, for arrival prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period. A holder of Company 2001 Options who is directly registered in the register of option holders shall submit a properly completed and duly executed notice of withdrawal to an asset management branch of Nordea Bank, for arrival prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period. The notice of withdrawal may be submitted only in relation to all of the Company Options tendered by an option holder belonging to same series of options and, where applicable, registered on one book-entry account.

        A holder of Company 1998 Options whose holding is registered in the name of a nominee shall instruct the nominee to submit a written notice to the account operator or asset manager managing the nominee's book-entry account in accordance with their instructions, for arrival prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period.

Validity of the withdrawal

        No withdrawal of tendered Company Shares or Company Options will be deemed to have been properly made until all defects and irregularities in the withdrawals of such tenders have been cured or waived. Neither the Offeror, U.S. Tender Agent, Nordea Bank or any other book-entry account operator or asset manager nor any other person will be under any duty to give notification of any defects or irregularities in the withdrawal of a tender of Company Shares or Company Options nor will any of them incur any liability for failure to give any such notification. The notices of withdrawal shall be made in accordance with the instructions of the book-entry account operators or asset managers or, where applicable, based on a method of delivery at the holder's option and risk. Delivery will be deemed made only when actually received by the relevant recipient.

2.7  Announcement of the Result of the Tender Offer

        The Offeror will announce the result of the Tender Offer on or about the fourth (4th) Business Day(5) following the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, after the expiry of the extended or discontinued Offer Period. Such announcement will confirm (i) the percentage of outstanding Company Shares and Company Options that have been validly tendered and not properly withdrawn and (ii) whether the Tender Offer will be completed or the Offer Period extended. The announcement of a decision to discontinue the initial or extended Offer Period has been described in section 2.4 above.

(5)
"Business Day" shall mean any day that is not a Saturday, a Sunday or any other day on which banks are required or authorized by law to be closed in the City of New York, New York, United States of America or Finland.

        If the Tender Offer is terminated in accordance with the terms and conditions of the Tender Offer, the Offeror will make an announcement thereof as promptly as possible after the Tender Offer has been terminated.

2.8  Terms of Payment and Settlement

Shares and Company Options

        The sale and purchase of the Shares and the Company Options validly tendered and not properly withdrawn in accordance with the terms and conditions of the Tender Offer will be executed on the Closing Date, which shall be no later than seven (7) Finnish Banking Days after the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, after the expiry of the extended or discontinued Offer Period. The sale and purchase of the Shares and, where applicable, of the Company Options will take place on the Helsinki Exchanges if permitted by the rules of the Helsinki Exchanges.

        Settlement will be effected on the third (3rd) Finnish Banking Day following the Closing Date (the "Settlement Date"). The payment of the Share Offer Price and the Option Offer Price will be deposited into the bank accounts connected to the shareholder's or option holder's book-entry account or, in the case of shareholders and option holders whose holdings are registered in the name of a nominee and the holders of the Company 2001 Options, into the bank account specified in the acceptance form on or about the third (3rd) Finnish Banking Day following the Closing Date. If the bank account of a tendering shareholder or option holder is with a different banking institution than such holder's book-entry account, receipt of the Share Offer Price or Option Offer Price may be delayed by up to approximately two (2) Finnish Banking Days, in accordance with the schedule of money transactions between banking institutions.

        The Offeror reserves the right to postpone the payment of the Share Offer Price or the Option Offer Price if payment is prevented or suspended due to a force majeure event, but shall immediately effect such payment once the force majeure event preventing or suspending payment is resolved.

ADSs

        Upon the terms and subject to the conditions of the Tender Offer, the Offeror will accept for payment ADSs validly tendered and not properly withdrawn in accordance with the terms and conditions of the Tender Offer, on the Closing Date. For purposes of the Tender Offer, the Offeror shall be deemed to have accepted for payment tendered ADSs if and when the Offeror gives written notice to the U.S. Tender Agent of its acceptance of the tenders of such ADSs.

        Payment for ADSs accepted for payment pursuant to the Tender Offer will be made by deposit of the Share Offer Price with the U.S. Tender Agent, which will act as agent for the Offeror for transmitting such payments to tendering holders of ADSs on the Settlement Date or, if the Settlement Date is not a U.S. Banking Day(6), on the U.S. Banking Day immediately following the Settlement Date (the "U.S. Settlement Date").

(6)
"U.S. Banking Day" shall mean any day that is not a Saturday, a Sunday or any other day on which banks are required or authorized by law to be closed in the City of New York City, New York or United States of America.

        The Offeror will arrange for the conversion, without charge to holders of ADSs, of the Share Offer Price from euros into United States dollars at the spot rate available in New York City on the day that is two (2) U.S. Banking days before the U.S. Settlement Date. Accordingly, the actual amount of United States dollars received as payment for each ADS validly tendered and not properly withdrawn will depend on the exchange rate prevailing on the U.S. Banking Day on which funds are exchanged by the Offeror. Holders of ADSs may contact the U.S. Information agent to inquire as to the estimated number of United States dollars to be received in the Tender Offer, and, upon deposit of the Share Offer Price with the U.S. Tender Agent, the rate at which the exchange from euros to United States dollars was effected. On the U.S. Settlement Date, the U.S. Tender Agent will distribute payment in United States dollars to holders of ADSs who have validly tendered and not properly withdrawn their ADSs.

        In all cases, payment for ADSs accepted for payment pursuant to the Tender Offer will be made only after timely receipt by the U.S. Tender Agent of either (a) (1) a properly completed and duly executed ADS Letter of Transmittal and all other required documents and (2) ADR certificates evidencing such tendered ADSs or (b) an agent's message confirming the transfer of such tendered ADSs into the U.S. Tender Agent account on the book-entry system. Under no circumstances will interest be paid by the Offeror on the purchase price paid for ADSs pursuant to the Tender Offer regardless of any delay in making such payments or extension of the expiration date.

        If any tendered ADSs are not purchased pursuant to the Tender Offer for any reason in accordance with the terms and conditions of the Tender Offer, certificates for such unpurchased ADSs will be returned (or, in the case of ADSs tendered by book-entry transfer, such ADSs will be credited to the appropriate account), without expense to the tendering holder, promptly following the expiration or termination of the Tender Offer.

Backup Withholding

        Under the "backup withholding" provisions of United States federal income tax law, the U.S. Tender Agent may be required to withhold 30 percent of the amount of any payments pursuant to the Tender Offer. In order to prevent backup federal income tax withholding with respect to payments of the Tender Offer price to certain holders of ADSs for ADSs purchased pursuant to the Tender Offer, each holder must provide the U.S. Tender Agent with its correct taxpayer identification number ("TIN") and certify that it is not subject to backup withholding by completing the Substitute Form W-9 in the ADS Letter of Transmittal. Certain holders of ADSs (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. If a holder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the holder and payment of cash to the holder pursuant to the Tender Offer may be subject to backup withholding. All United States holders of ADSs surrendering ADSs should complete and sign the Substitute Form W-9 included in the ADS Letter of Transmittal to provide the information necessary to avoid backup withholding. Non-corporate foreign holders of ADSs should complete and sign a Form W-8BEN (a copy of which may be obtained from the U.S. Tender Agent) in order to avoid backup withholding. See Instructions 8 and 9 of the ADS Letter of Transmittal.

2.9  Transfer of Ownership

        Title to the Company Shares and the Company Options validly tendered and not properly withdrawn in the Tender Offer will pass to the Offeror against the payment of the Share Offer Price or the Option Offer Price by the Offeror to the tendering shareholder or option holder, provided, however, that the right to dividend shall be determined based on the rules of the Finnish Central Securities Depositary Ltd.

2.10 Transfer Tax and Other Payments

        The Offeror will be responsible for Finnish transfer tax, if any, payable on the sale and purchase of the Company Shares and the Company Options.

        The following fees charged by book-entry account operators, asset managers, nominees or any other person shall be borne by each shareholder and option holder: (i) fees charged for transferring Shares to the book-entry system (in respect of Shares that have not been transferred to the book-entry system), (ii) fees charged for registering the release from pledges or other possible restrictions preventing a sale of the relevant Shares or Company Options and (iii) fees related to a withdrawal of the tender by a shareholder or an option holder in accordance with section 2.6 above. Notwithstanding the previous sentence, in the event that the Tender Offer is terminated, the Offeror shall be responsible for any fees relating to the release of the transfer restrictions concerning Shares and Company 1998 Options. The Offeror shall also be responsible for other customary fees relating to (i) book-entry registrations required for purposes of the Tender Offer, (ii) sales and purchases of the Company Shares and the Company Options under the Tender Offer or (iii) payment of the Share Offer Price or the Option Offer Price.

2.11 Waiver of Certain Transaction Conditions

        According to Chapter 6, Section 5 of the SMA, if a tender offer is conditional upon the acquisition of a minimum portion of ownership or voting rights of the target company, and those conditions are subsequently waived, any security holder that has accepted the tender offer may, within one month after the publication of the result of the tender offer, withdraw securities so tendered if the offeror does not achieve such minimum portion of ownership or voting rights. The right to withdraw in the event of a waiver of such condition to the tender offer does not exist, however, if the offeror undertakes, in the event that the offeror purchases any additional securities that were the object of the tender offer or sells any tendered securities within one year from the end of the tender offer period, to pay such tendering security holder the difference, if any, between the price paid or received in connection with the subsequent purchase or sale, as the case may be, and the price paid for securities in connection with the tender offer.

        In accordance with the above provisions, the Offeror hereby undertakes, in the event that the Offeror reduces the Minimum Condition (to the extent it is permitted to do so pursuant to section 2.3 above) and completes the Tender Offer even though the initial Minimum Condition has not been satisfied, to inform holders of Company Shares and Company Options who have accepted the Tender Offer in the event that the Offeror, during the period between April 11, 2003 and April 11, 2004 or, if the Offer Period has been extended or discontinued, within one year after the expiry of the extended or discontinued Offer Period, purchases or sells any Company Shares or Company Options at a higher price than that paid for the securities tendered in the Tender Offer and to pay the difference between such higher price and the price of the securities tendered in the Tender Offer to such security holders that have accepted the Tender Offer. As a consequence, the security holders that have accepted the Tender Offer may, pursuant to Chapter 6, Section 5 of the SMA, not withdraw their acceptance of the Tender Offer. Should the Offeror terminate the Tender Offer, this undertaking by the Offeror shall be automatically extinguished.

2.12 Other Issues

        The Offeror shall decide on all other issues relating to the Tender Offer in a manner consistent with the Combination Agreement. A summary of the Combination Agreement is included in section 3 below.

        The Tender Offer is not being made directly or indirectly in any jurisdiction where prohibited by applicable law and the Tender Offer Document and related acceptance forms may not be distributed, forwarded or transmitted into or from any jurisdiction where prohibited by applicable law by any means whatsoever including, without limitation, mail, facsimile transmission, e-mail or telephone. The Tender Offer Document must under no circumstances be distributed into Canada or Japan.

3.    SUMMARY OF THE COMBINATION AGREEMENT

        This summary is not an exhaustive presentation of all terms and conditions of the Combination Agreement. The summary aims at describing the terms and conditions of the Combination Agreement to the extent that such terms and conditions may materially affect the assessment of a holder of Company Shares or Company Options whether to tender such shares or options pursuant to the Tender Offer. Nothing in the Combination Agreement (or this summary thereof) confers any rights or obligation on any person other than the Company or GE.

3.1  Background to the Combination Agreement

        GE and the Company on December 18, 2002 entered into the Combination Agreement. Under the Combination Agreement, the Tender Offer is made through the Offeror, a newly formed Finnish limited company that is a wholly owned subsidiary of GE.

        The background to the transactions contemplated under the Combination Agreement has been described in more detail in section "The Transaction—Background to the Tender Offer".

3.2  Offer Period

        The Combination Agreement provides that the expiry of the initial Offer Period shall be the 90th day after the date on which the Offer Period commences. The Offer Period shall be extended by the Offeror if and to the extent permitted by the FSA in accordance with its statement K/44/2002/PMO from time to time until such time as all of the Transaction Conditions shall have been satisfied or waived by the Offeror.

        If all the Transaction Conditions have been satisfied or, if permitted by the terms of the Combination Agreement, waived prior to the expiry of the Offer Period or, if the Offer Period has been extended or discontinued, the expiry of the extended or discontinued Offer Period, the Offeror shall, under the Combination Agreement, complete the Tender Offer in accordance with the terms and conditions of the Tender Offer.

        The Offeror shall terminate the Tender Offer if the Combination Agreement has been terminated in accordance with its terms.

3.3  Transaction Conditions

        The Combination Agreement provides that the obligation of the Offeror to accept for payment the Company Shares and the Company Options validly tendered and not properly withdrawn pursuant to the Tender Offer shall be subject to the satisfaction or waiver by the Offeror on or prior to the Closing Date of the Transaction Conditions described in section "Terms and Conditions of the Tender Offer—Conditions to Completion of the Tender Offer".

        The Offeror may reduce the Minimum Condition as set forth in section "Terms and Conditions of the Tender Offer—Conditions to Completion of the Tender Offer".

        Under the Combination Agreement, the Offeror shall accept for payment all Company Shares and Company Options validly tendered and not properly withdrawn in accordance with the terms and conditions of the Tender Offer upon satisfaction or waiver of the Transaction Conditions.

3.4  Share Offer Price and Option Offer Price

        Under the Combination Agreement, the Share Offer Price is EUR 40.00 in cash. The Option Offer Price is EUR 52.29 in cash for each 1998A Option, EUR 56.65 in cash for each 1998B Option, EUR 60.36 in cash for each 1998C Option, EUR 45.46 in cash for each 2001A Option and EUR 36.92 in cash for each 2001B Option.

        Under the Combination Agreement, the Board of Directors of the Company can recommend a special dividend in excess of EUR 0.70 per share up to an aggregate amount of EUR 200 million, subject to approval at a Meeting of Shareholders of the Company. The Share Offer Price shall be adjusted as set forth in section "Terms and Conditions of the Tender Offer—Share Offer Price and Option Offer Price".

3.5  Company Held Shares and Options

        The Company has undertaken to procure that neither the Company nor its Subsidiaries holding Company Shares or options approved for issuance at the General Meetings of Shareholders of the Company on June 17, 1998 and March 26, 2001 shall tender any such shares or options in the Tender Offer or any subsequent redemption offer under the SMA and the Articles of Association of the Company. The Company has undertaken not to distribute or grant any of the stock options issued to or held by any of the Company's Subsidiaries (except for the granting and delivering to any employee of any option rights issued by the Company, having previously been granted and delivered to another employee and having been forfeited by such employee).

3.6  Representations and Warranties

        In the Combination Agreement, the Company (including with respect to any Subsidiaries) has made certain representations and warranties with respect to, among other things:

  •
  certain corporate matters, including due organization, qualification to do business and effectiveness and non-violations of the Articles of Association;

  •
  financial statements and public filings;

  •
  capitalization;

  •
  corporate power and authority to execute and deliver the Combination Agreement and to perform its obligations thereunder;

  •
  absence of violation of laws and regulations and breaches or defaults under contracts as a result of the transactions contemplated under the Combination Agreement;

  •
  absence of certain changes and events;

  •
  litigation;

  •
  environmental matters; and

  •
  permits and compliance with law.

        In the Combination Agreement, GE has made representations and warranties with respect to, among other things:

  •
  certain corporate matters;

  •
  corporate power and authority to execute and deliver the Combination Agreement and to perform its obligations thereunder;

  •
  absence of violation of laws and regulations and of breaches or defaults under contracts as a result of the transactions contemplated under the Combination Agreement; and

  •
  absence of violation of laws and regulations relating to this Tender Offer Document.

3.7  Covenants

Conduct of Business Pending the Closing

        The Company has undertaken, between the date of the Combination Agreement and the Closing Date, to conduct the businesses of the Instrumentarium Group only in the ordinary course of business consistent with past practice, except as (i) required by applicable law, (ii) contemplated by any other provision of or schedule to the Combination Agreement or (iii) GE may agree in writing.

Business Integration

        The businesses of GE and the Company will be combined based upon a detailed integration plan to be developed jointly by the management of GE and the Company.

No Solicitation of Transactions

        Pursuant to the Combination Agreement, the Company has undertaken to immediately terminate any discussions relating to any future proposal or offer from any other person relating to the direct or indirect acquisition of the Company or all or substantially all assets of the Company and its Subsidiaries, taken as a whole or more than two-thirds (2/3) of the capital stock of the Company, other than the Tender Offer and other transactions contemplated under the Combination Agreement (collectively, "Acquisition Proposals"). Further, the Company has undertaken thereafter not to directly or indirectly solicit any Acquisition Proposals, participate in any negotiations regarding any Acquisition Proposal or withdraw the Company Board Statement, except as required by the fiduciary duties of the Board of Directors under applicable law.

Other Covenants

        The Combination Agreement contains other covenants with respect to, among other things:

  •
  reasonable best efforts to take all actions necessary or advisable to complete and make effective, in an expeditious manner, the Tender Offer and the other transactions contemplated by the Combination Agreement and to cooperate in such context;

  •
  notification of certain events;

  •
  access to information regarding, and to employees of, the Company during normal business hours and in a manner not disruptive to the business or the operations of the Company or its Subsidiaries;

  •
  confidentiality;

  •
  certain employee benefit matters;

  •
  public announcements concerning the transactions contemplated under the Combination Agreement; and

  •
  discharge of liability for the members of the Board of Directors and the President and CEO of the Company, subject to the recommendation by the auditors of the Company in their report.

3.8  Termination of the Combination Agreement

Grounds for Termination

        The Combination Agreement may be terminated with immediate effect at any time prior to the Closing Date as follows:

  (A)
  by mutual written consent duly authorized by the Board of Directors of each of GE and the Company;

  (B)
  by either party to the Combination Agreement if

  (i)
  the Closing Date shall not have occurred prior to December 18, 2003 (the "End Date") at the latest, subject to extension in accordance with the Transaction Conditions set forth in item (v)(C) in section "Terms and Conditions of the Tender Offer—Conditions to Completion of the Tender Offer"; or

  (ii)
  any final and non-appealable order or action preventing the consummation of the Tender Offer shall have been issued or taken;

  (C)
  by the Company if

  (i)
  the Board of Directors of the Company determines to withdraw or modify the Company Board Statement, consistent with written advice from a reputable Finnish counsel with respect to the Board of Directors' fiduciary duties under applicable law, that it has an obligation to withdraw or modify the Company Board Statement; provided that there is no pending Acquisition Proposal that has not been rejected by the Board of Directors of the Company and it shall have given GE at least five (5) Business Days' prior written notice;

  (ii)
  the Board of Directors of the Company receives an Acquisition Proposal on terms and conditions that the Board of Directors determines in good faith, (a) after having obtained independent written advice that has not been withdrawn from an internationally recognized investment banking firm, to be more favorable from a financial point of view to the Company or to the holders of Company Shares and Company Options than the Tender Offer, taking into account any changes to the Share Offer Price or the Option Offer Price that have been proposed by GE and (b) is reasonably capable of being financed, and determines in good faith after having taking advice from a reputable Finnish counsel that it is in the best interests of such holders of Company Shares and Company Options for the Board of Directors to terminate the Combination Agreement and accept such Acquisition Proposal; provided it shall have given GE at least five (5) Business Days' prior written notice;

  (iii)
  at any time after 180 days following receipt of the notification by the European Commission in accordance with Article 10.1 of Council Regulation (EEC) 4064/89, as amended, if the Board of Directors of the Company shall have determined in good faith after consultation with counsel (A) that Competition Clearances referred to in item (iii) of section "Terms and Conditions of the Tender Offer—Conditions to Completion of the Tender Offer", are not likely to be obtained prior to the End Date and (B) the Company's operations or financial condition would be materially harmed if the Combination Agreement remains in effect; or

  (D)
  by GE if the Board of Directors of the Company shall have modified or withdrawn the Company Board Statement.

Termination Effects

        If the Combination Agreement is terminated as set forth above in section "Grounds for Termination", the Combination Agreement shall forthwith become void. Upon termination of the Combination Agreement, the Offeror will, under the Combination Agreement, terminate the Tender Offer without accepting for payment or paying for any Company Shares or Company Options.

        If the Combination Agreement is terminated by the Company pursuant to items C (i)-(iii) referred to above or by GE pursuant to item D referred to above, the Company shall reimburse GE for all reasonable actual out-of-pocket fees and expenses and, in addition if terminated pursuant to items C (ii)-(iii) referred to above, or by GE pursuant to item D referred above in connection with an Acquisition Proposal that is pending and has not been rejected by the Board of Directors of the Company, shall make to GE certain other payments.

        If the Combination Agreement is terminated by the Company or GE pursuant to items B (i)-(ii) referred to above and the parties to the Combination Agreement shall not have obtained Competition Clearances prior to the date of such termination, GE shall reimburse the Company for all reasonable actual out-of-pocket fees and expenses and, in addition, shall make to the Company certain other payments.

3.9  Governing Law

        The Combination Agreement shall be governed by and construed in accordance with the laws of Finland.

4.    TAXATION

        This summary only addresses certain general issues concerning the taxation of Shares and Company Options under the laws of Finland and the taxation of ADSs under the applicable federal income tax laws of the United States (but not under the laws of any United States state or locality). The purpose of this summary is not to present an exhaustive summary of all possible tax consequences arising from the laws of Finland or the applicable federal income tax laws of the United States. The summary is based on the tax laws as in effect on the date of this Tender Offer Document, and is subject to changes in tax laws or in the interpretation thereof, including changes that could have a retroactive effect.

        The following summary does not take into account or discuss the tax laws of any country other than Finland and the United States, nor does it address the United States federal income tax consequences of the Tender Offer to holders of Shares or Company Options or the Finnish tax consequences of the Tender Offer to holders of ADSs. Holders of Company Shares and Company Options in all jurisdictions are advised to consult their own tax advisors as to any tax consequences under the laws of Finland, the federal, state and local laws of the United States as well as the laws of any other relevant jurisdiction in connection with the Tender Offer or otherwise as regards Company Shares or Company Options.

4.1  Taxation of Shares and Company Options under the Laws of Finland

General

        Individuals generally liable to tax in Finland and Finnish legal entities are subject to taxation on their worldwide income and net wealth. Non-resident persons, i.e. individuals and legal entities which are not generally liable to tax in Finland, are subject to taxation solely on their Finnish source income, i.e. on income derived from Finland and net wealth located in Finland. In addition, all income of a non-resident derived from and net wealth allocable to a permanent establishment located in Finland is taxed in Finland. However, a permanent establishment is not deemed to be subject to net wealth tax if the double taxation treaty between Finland and the country of residence of the parent company contains an OECD Double Taxation Convention Model type non-discrimination clause.

Acceptance of the Tender Offer

Individuals

        Any gain or loss arising from the transfer of Shares is taxable or deductible as capital income or loss for individuals and estates of deceased persons resident in Finland for tax purposes. Any such capital gain is taxed at a flat rate of 29 percent for the fiscal year 2002. However, in case the Shares belong to the business activities (business income source) of Finnish resident individuals or estates of deceased persons, any gain is divided to be taxed as earned income (progressive tax rates) and capital income (flat rate of 29 percent). Taxable capital gains or losses are calculated as the difference between the sales price and the aggregate of the acquisition cost of the Shares and sales related expenses. When calculating capital gain individuals and estates of deceased persons may choose to apply a presumption acquisition cost instead of the actual acquisition cost. The acquisition cost presumption is normally 20 percent of the sales price, but is 50 percent of the sales price for shares that have been held by the shareholder for at least ten years. If the acquisition cost presumption is used instead of the actual acquisition cost, any sales related expenses are deemed to be included and may, therefore, not be deducted separately. Capital losses arising from the sale of shares that do not belong to an indivual's business activity are deductible only from capital gains arising from the sale of assets in the same year or during the following three years. Capital losses belonging to the business activity are deductible from the business income as discussed below under heading "Corporations". Alternatively capital losses belonging to the business activity can be deducted from other capital income of the individual.

Corporations

        Any sales price from a transfer of Shares is included either in the income arising from business activities (business income source) or from passive assets (other income source) of the Finnish resident corporation. For corporations taxable income is determined separately for these income sources, which both are taxed at a flat rate of 29 percent for the fiscal year 2002. The acquisition cost of the Shares sold is deductible either from business or passive income depending on which assets the Shares belonged to at the time the Shares were sold. Capital loss arising from the sale of the Shares, which belong to the business activities, is deductible from the business income. Taxable loss of business activities may be carried forward for ten years. Capital losses that do not belong to the business activities can be carried forward only for three years and offset against capital gains arising from the sale of passive assets.

Non-resident Shareholders

        Shareholders that are not resident in Finland for tax purposes are not subject to Finnish tax on capital gains realised in the transfer of Shares unless the transfer of Shares relate to business carried on in Finland.

Transfer Tax

        If shares in a Finnish limited company are transferred through the Helsinki Exchanges or another comparable stock exchange, no Finnish transfer tax is payable. If the transfer of such shares takes place outside such public market place, a transfer tax of 1.6 percent of the sales price is payable by the purchaser of the shares if either the seller or the purchaser, or both, are Finnish residents for tax purposes.

        No Finnish transfer tax is payable by the shareholder in connection with the acceptance of the Tender Offer in respect of the Shares.

        The Offeror will be responsible for any transfer tax in Finland relating to the transfer of the Shares.

Taxation of Holders of Company Options Resident in Finland

General

        The benefit derived from Company Options is taxed at the time of exercise or sale of the Company Options, provided that the Company Options are not donated or transferred to a person or persons belonging to the sphere of interest of a holder of Company Options.

        Holders of Company Options who have been expatriated between the time of the subscription of Company Options and the time of the exercise or sale of Company Options are advised to consult their own tax advisors as to the Finnish or other tax consequences of the disposition of Company Options.

Exercise of Company Options

        Any gain arising at the time of the exercise of Company Options received on the basis of an employment relationship is taxed as earned income of the holder of Company Options resident in Finland. The taxable gain is equal to the difference between the fair market value of the shares subscribed for at the time of exercise of Company Options less the exercise price and the subscription price paid for the Company Options, if any. The taxable gain is added to the salary income of the holder of Company Options and tax is levied pursuant to the progressive earnings income tax rate of the Company Options at a rate of up to 60 per cent. The relevant tax is withheld by the employer or in the absence of sufficient salary income, to the extent the preliminary income tax cannot be withheld by the employer, income tax shall be paid directly by the holder of Company Options. In addition, the holder of Company Options is obliged to pay a health insurance contribution (the "HIC") amounting to 1.5 percent of the taxable benefit. The HIC is, however, included in the amount of preliminary income tax to be withheld by the employer. No other social security charges are payable by the holder of Company Options. The holder of Company Options resident in Finland is obliged to report the taxable benefit in the annual income tax return for the year during which the option exercise occurred. Any gain arising from a subsequent sale of the shares subscribed is taxed as the capital income of the shareholder as described above in section "Acceptance of the Tender Offer".

Sale of Company Options to the Offeror

        The sale of Company Options received on the basis of an employment relationship constitutes a taxable transaction where the difference between the sales price and the subscription price of the Company Options, if any, is taxed as earned income of the holder of Company Options, where the preliminary income tax is normally withheld from the cash salary by the employer. In the absence of sufficient salary income, to the extent the preliminary income tax cannot be withheld by the employer, income tax shall be paid directly by the holder of Company Options. In addition, upon sale of Company Options, the HIC amounting to 1.5 percent of the taxable income is payable by the holder of Company Options. The HIC is, however, included in the amount of preliminary income tax to be withheld by the employer from the employee's cash salary. Furthermore, the holder of Company Options is obliged to report the taxable benefit in the annual income tax return for the year during which the sale of Company Options occurred.

        The regulations regarding the transfer tax payable in connection with a transfer of Shares (see "Transfer Tax" above) apply in a similar manner to the sale of Company Options, i.e. transfer tax at the rate of 1.6 percent of the sales price is payable by the purchaser of Company Options provided that either the seller or the purchaser, or both, are Finnish residents for tax purposes. However, if the Company Options are sold through the Helsinki Exchanges or another comparable stock exchange transfer tax is not payable. No Finnish transfer tax is payable by the holder of Company Options in connection with the acceptance of the Tender Offer in respect of Company Options. The Offeror will be responsible for any asset transfer tax in Finland relating to the transfer of Company Options.

Net Wealth Taxation

        Shares of a Finnish company are included in the taxable net wealth of both Finnish residents and non-residents. However, non-residents of Finland are not liable for net wealth tax on shares unless the shares relate to the business of a permanent establishment located in Finland or to a certain mutual real estate corporation. Shares in a listed company are valued at 70 percent of their market value at the end of the relevant tax year for net wealth tax purposes.

        Company Options that have not been exercised are included in the taxable assets of the holder of Company Options for the purpose of calculating net wealth tax if Company Options are transferable or if they are exercisable at the end of the relevant calendar year but have not been exercised. The fair market value of Company Options for wealth tax purposes of those resident option holders, who have received the Company Options because of an employment in the Company, is determined by deducting from the fair market value of the underlying shares at the end of the relevant fiscal year the exercise price of the options. In addition, a theoretical tax debt related to the Company Options is deducted from this value. The theoretical tax debt is calculated using the highest marginal tax rate of the option holder. The taxable value is 70 percent of the value after the aforementioned deductions.

        Taxable value of listed Company Options of those option holders who have not received the Company Options because of an employment with the Company is 70 percent of the market value at the end of the relevant fiscal year. Taxable value of non-listed Company Options is 70 percent of the market price of the shares that may be subscribed for on the basis of the warrants less the subscription price of such shares at the end of the relevant fiscal year.

Gift and Inheritance Tax

        A transfer of shares by way of a gift or an inheritance is subject to Finnish gift or inheritance tax, respectively, if either the transferor or the transferee was resident in Finland at the time of death or when the gift was given or if more than 50 percent of the total assets of the company in question consists of real estate located in Finland. Finland's right to impose inheritance tax on inheritances or gift tax on gifts received by non-residents of Finland has been limited in double taxation treaties on inheritance and gift.

        If the Company Option is endowed, the endowment is treated as a gift for purposes of the Gift and Inheritance Tax Act. The transferee is liable for gift tax, if any.

        The endowment by the resident option holder who has received the Company Options because of an employment with the Company is not treated as an exercise of the employment options and therefore it does not constitute income tax consequences to the transferor at the time of the endowment. When the transferee subsequently exercises the Company Options, the original recipient of the options (i.e. the transferor) is liable to pay progressive income tax on the realised option benefit.

4.2  Taxation of Holders of ADSs under the Federal Laws of the United States

General

        This summary of the material United States federal income tax consequences of the Tender Offer is for general information only and is based on applicable law as currently in effect. This summary does not discuss all of the tax consequences that may be relevant to a holder of ADSs in light of its particular circumstances or to holders subject to special rules, such as financial institutions, broker-dealers, tax-exempt organizations, partnerships or other entities treated as partnerships for United States federal income tax purposes, holders that hold their ADSs as part of a straddle, hedge, conversion or other risk reduction transaction, holders who acquired their ADSs through the exercise of an employee stock option or otherwise as compensation, and holders whose functional currency is not the United States dollar. Moreover, this summary deals only with holders of ADSs that hold such ADSs as "capital assets" for United States federal income tax purposes. Further, this summary does not address the consequences of the Tender Offer under the laws of any United States state or locality. Holders of ADSs are urged to consult their own tax advisors as to the particular tax consequences to them of the Tender Offer, including the effect of United States state and local tax laws or foreign tax laws.

        A United States holder refers to:

  •
  a citizen or resident of the United States for federal income tax purposes,

  •
  a corporation or other entity treated as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision of the United States,

  •
  an estate the income of which is includible in gross income for federal income tax purposes regardless of its source, or

  •
  a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have authority to control all of its substantial decisions and certain electing trusts that were in existence and treated as United States trusts on August 20, 1996.

        A Non-United States holder refers to a holder that is not a United States holder or a partnership or other entity treated as a partnership.

        For a holder of ADSs that is a partnership, or other entity treated as a partnership for United States income tax purposes, the consequences of the Tender Offer will generally depend upon the status of the partner and the activities of the partnership. Such a holder, and the partners of such a holder, should consult their own tax advisors about the United States federal income tax consequences of the Tender Offer.

United States Holders

        The receipt by a United States holder of payment for ADSs pursuant to the Tender Offer will be a taxable transaction for United States federal income tax purposes. A tendering United States holder will generally recognize gain or loss in an amount equal to the difference between (i) the United States dollar value of the euros treated for United States federal income tax purposes as received by the holder pursuant to the Tender Offer, using the spot rate in effect on the U.S. Settlement Date in the case of a cash basis taxpayer or an accrual basis taxpayer that so elects, or on the Closing Date in the case of other accrual basis taxpayers, and (ii) the holder's adjusted tax basis in the ADSs validly tendered and not properly withdrawn pursuant to the Tender Offer. That gain or loss will be a United States source capital gain or loss and will be long-term capital gain or loss if the ADSs have been held for more than one year. ADS Holders are urged to consult their own tax advisors as to the federal income tax treatment of a capital gain or loss (including limitations on the deductibility of a capital loss).

        Although each tendering holder of ADSs will be treated for United States federal income tax purposes as receiving payment in euros, the Offeror will arrange for the conversion of the euros to United States dollars prior to distributing payment to holders of ADSs. The conversion will be a separate taxable transaction for United States federal income tax purposes. Euros treated as received by a United States holder pursuant to the Tender Offer will have a tax basis equal to their United States dollar value on the U.S. Settlement Date, in the case of a cash basis taxpayer or an accrual basis taxpayer that so elects, or on the Closing Date in the case of other accrual basis taxpayers. The amount of gain or loss recognized on the conversion of the euros to United States dollars will be equal to the difference, if any, between the amount of United States dollars received in the conversion and the tax basis of the euros and will, in general, be United States source ordinary gain or loss.

        A United States holder that tenders ADSs may be subject to backup withholding at a rate of 30 percent unless it provides its taxpayer identification number and certifies that the number is correct or properly certifies that it is awaiting a taxpayer identification number, or unless an exemption is demonstrated to apply (see section "Terms and Conditions of the Tender Offer—Terms of Payment and Settlement—ADSs—Backup Witholding"). Backup withholding is not an additional tax. Amounts so withheld can be refunded or credited against the federal income tax liability of the shareholder, provided appropriate information is forwarded to the IRS. A tendering United States holder should complete the Substitute Form W-9 that is included in the ADS Letter of Transmittal. In addition, certain United States holders will be subject to information reporting to the IRS regarding proceeds received by them in the Tender Offer.

Non-United States Holders

        A tendering Non-United States holder will generally not be subject to United States federal income tax on a gain realized on a disposition of ADSs unless:

  •
  the gain is effectively connected with a trade or business in the United States of that Non- United States holder,

  •
  that Non-United States holder is a non-resident alien individual who holds the ADSs as a capital asset and who is present in the United States for 183 or more days in 2003, or

  •
  that Non-United States holder is subject to tax under the provisions of United States law regarding the taxation of United States expatriates.

        Information reporting and backup withholding imposed at a rate of 30 percent may apply under specified circumstances to cash payments received by a tendering Non-United States holder unless it certifies as to its foreign status or otherwise establishes an exemption (see "Terms and Conditions of the Tender Offer—Acceptance Procedure of the Tender Offer—ADSs—Procedures for Accepting the Tender Offer"). Backup withholding is not an additional tax. Amounts so withheld can be refunded or credited against the federal income tax liability of a Non-United States holder, provided appropriate information is forwarded to the IRS. To avoid backup withholding, a tendering Non-United States holder should complete a Form W-8 BEN, which may be obtained from the U.S. Tender Agent.

5.    PRESENTATION OF THE OFFEROR AND GE

5.1  The Offeror in Brief

        The Offeror is a limited company established under the laws of Finland. The Business ID of the Offeror is 1754661-6. The registered domicile of the Offeror is the city of Helsinki and its registered address is c/o Roschier Holmberg, Attorneys Ltd., Keskuskatu 7A, FIN-00100 Helsinki, Finland. The Offeror is a wholly owned subsidiary of GE and has been established for purposes of the Tender Offer.

        Pursuant to the Articles of Association of the Offeror, the objects of the Offeror are to trade in securities and to manage and own shares in companies. The Offeror may also produce services relating to the management and financial management of a company belonging to the same group, as well as services relating to real estate management. In addition, the Offeror may own and manage real estate.

5.2  GE in Brief

General Overview

        GE is a global diversified industrial corporation incorporated under the laws of New York with common stock listed on the New York Stock Exchange. GE is headquartered in the state of Connecticut and its principal business address is 3135 Easton Turnpike, Fairfield, Connecticut 06431, USA.

        GE is one of the largest and most diversified industrial corporations in the world. GE is engaged in developing, manufacturing and marketing a wide variety of products and services. The company's GE Medical Systems division is a global leader in medical imaging, healthcare services, and information technology. Its offerings include networking and productivity tools, clinical information systems, patient monitoring systems, surgery and vascular imaging, conventional and digital X-ray, computed tomography, electron beam tomography, magnetic resonance, ultrasound and bone mineral densitometry, positron emission tomography, nuclear medicine, and a comprehensive portfolio of clinical and business services.

Ownership in Instrumentarium

        On the date of this Tender Offer Document, GE, its subsidiaries (including the Offeror) and other related parties referred to in Chapter 6, Section 6.2 of the SMA did not own any shares of the Company or any securities that pursuant to the Companies Act entitle any of such parties to shares of the Company. GE, its subsidiaries (including the Offeror) and other related parties referred to in Chapter 6, Section 6.2 of the SMA have not during the 12 months preceding the launch of the Tender Offer acquired any shares of the Company in public trading or otherwise acquired shares of the Company at a price higher than the volume-weighted average trading price during the said period of time.

6.    PRESENTATION OF INSTRUMENTARIUM

        All financial and other information presented in this Tender Offer Document concerning Instrumentarium has been extracted from, and has been provided exclusively based upon the financial statements published by the Company for the financial year ended December 31, 2001, the interim report published by the Company for the nine-month-period that ended on September 30, 2002, the stock exchange bulletins published by the Company, entries in the Finnish Trade Register, the shareholders' register of the Company dated January 8, 2003 and other information publicly available. Consequently, the Offeror does not accept responsibility for such information, except for the correct restatement of such information herein.

6.1  General Overview

        Instrumentarium is a public limited company incorporated under the laws of Finland with its shares listed on the Main List of the Helsinki Exchanges (INS1V) and its shares traded through American Depositary Shares listed on the Nasdaq SmallCap Market (INMRY). The A and B option rights approved for issuance at the General Meeting of Shareholders of the Company on June 17, 1998 are listed on the Helsinki Exchanges.

        The Business ID of the Company is 0109222-6. The registered domicile of the Company is the city of Helsinki and its registered address P.O. Box 100, FIN-00031 Instrumentarium, Finland. The Company's head office is located in Helsinki, Finland.

        The Company is a leading international medical technology company, which currently derives approximately 80 percent of sales from its Anesthesia and Critical Care operations (Datex-Ohmeda, Spacelabs Medical and Deio), and additionally operates in Diagnostic Imaging and Infant Care. In 2001 the Instrumentarium Group reported sales of EUR 1,025 million and had approximately 5,300 employees. Spacelabs Medical, acquired by Instrumentarium in July 2002, reported total sales of USD 242 million and had 1,200 employees in 2001. The Company announced on November 1, 2002 that it has finalized the sale of all the assets and operations of its Optical Retail Division to Pearle Europe B.V., a leading European optical retailer for EUR 124.4 million. The transaction will result in an after-tax gain of approximately EUR 77 million, which will be recorded as extraordinary income.

        Pursuant to the interim report of the Company for the nine-month-period that ended on September 30, 2002 that was published on October 31, 2002, profitability, for the year as a whole, in the Anesthesia and Critical Care segment is expected to improve over the level for the previous year. Profitability at Datex-Ohmeda is expected to increase according to the targets set for 2002. Spacelabs Medical is expected to show a positive operative result for the last quarter of the year. Activities at Deio are being developed in line with previously announced long-term goals. In the Medical Equipment segment, the combined profitability of the Instrumentarium Imaging and Soredex divisions is expected to reach the same level as for the previous year. At Ohmeda Medical it is expected that sales of the Giraffe OmniBed neonatal carestation will start strongly in the final quarter of the year, although these sales will partially replace sales of other neonatal care products. Sales and operative result at Ohmeda Medical are expected to be somewhat lower than for the previous year. The Instrumentarium Group's earnings per share is expected to reach the same level as for the previous year despite the significant non-recurring expenses to be recorded during the reporting year.

6.2  Share Capital, Option Rights and Ownership

        The registered share capital of the Company is on the date of this Tender Offer Document EUR 96,590,776.00 consisting of 48,295,388 shares. The shares have no nominal value. The book counter value of the shares is EUR 2.00. The Company has one class of shares. On the date of this Tender Offer Document the Company and its Subsidiaries together hold a total of 222,722 shares of the Company.

        The Company has issued option rights under the following stock option programs:

Option rights	Number of options rights	Number of shares that may be subscribed for per option right	Subscription price per share, EUR	Subscription period(7)
A option issued in 1998	324,600	2.3922	18.14	June 1, 2001 - June 30, 2006
B option issued in 1998	324,600	2.3922	16.32	June 1, 2002 - June 30, 2006
C option issued in 1998	441,787	2.3922	14.77	June 1, 2003 - June 30, 2006
A option issued in 2001	430,000	2	17.27	December 1, 2003 - June 30, 2007
B option issued in 2001	430,000	2	21.54	December 1, 2004 - June 30, 2007

(7)
Pursuant to the terms and conditions of the option rights approved for issuance at the General Meeting of Shareholders of the Company on June 17, 1998, if according to the Companies Act, a redemption right is created for a shareholder in relation to the shares of the other shareholders of the Company, the holder of such option rights shall be given a right equal to that of the shareholders to sell its option rights to the shareholder holding the redemption right. Pursuant to the terms and conditions of the option rights approved for issuance at the General Meeting of Shareholders of the Company on March 26, 2001, if a situation referred to in (i) Chapter 14, Section 19 of the Companies Act in which a shareholder possesses over 90 percent of the shares of the Company and therefore has the right and obligation to redeem the shares of the remaining shareholders, or (ii) Chapter 6, Section 6 of the SMA or (iii) Section 11 of the Articles of Association of the Company, arise before the end of the subscription period, holders of Company 2001 Options shall be entitled to use their right of subscription by virtue of such option rights within a period of time determined by the Board of Directors of the Company.

        The above table does not contain information on share subscriptions made on the basis of the option rights.

        The ten largest shareholders in the Company and their holdings on January 8, 2003 are presented in the table below.

Shareholder	Shares	% of shares and votes
Mutual Pension Insurance Company Ilmarinen	940,692	1.9
Tapiola Mutual Pension Insurance Company	704,530	1.5
Folkhälsan	625,000	1.3
Tapiola General Mutual Insurance Company	605,778	1.3
Etra-Invest Oy Ab	555,550	1.2
Suomi Mutual Life Assurance Company	539,600	1.1
The Local Government Pensions Fund	538,278	1.1
Sampo Life Insurance Company Limited	533,300	1.1
Instrumentarium Scientific Fund	521,438	1.1
The Finnish Cultural Foundation	467,748	1.0
Ten largest total	6,031,914	12.5

        On the date of this Tender Offer Document, GE, its subsidiaries (including the Offeror) and other related parties referred to in Chapter 6, Section 6.2 of the SMA did not own any shares of the Company or any securities, which pursuant to the Companies Act entitle any of such parties to shares of the Company.

6.3  Shareholders' Agreements and Certain Other Agreements

        The Offeror is not aware of any shareholders' agreements or other agreements relating to the use of voting rights in the Company. The Combination Agreement between GE and the Company is described in section "Summary of the Combination Agreement".

6.4  Board of Directors, President and CEO and Auditors

        Under the Companies Act and the Articles of Association of the Company (see Annex C), the supervision and administration of the Company are divided between the shareholders represented at the Shareholders' Meeting, the Board of Directors and the President and CEO.

        Under the Articles of Association of the Company, the Board of Directors shall have no less than five (5) and no more than eight (8) members. On the date of this Tender Offer Document, the Board of Directors consists of the following persons: Timo Peltola (Chairman), Mika Ihamuotila, Rabbe Klemets, Juhani Kuusi, Olli Riikkala, Jukka Takala and Turo K.J. Tukiainen.

        The President and CEO of the Company is Olli Riikkala.

        The auditors of the Company are PricewaterhouseCoopers Oy and the responsible auditor is CPA Heikki Lassila.

6.5  Instrumentarium's Ownership in the Offeror and GE

        To the best knowledge of GE, the Company does not own any shares or securities with entitlement to shares in the Offeror or GE.

6.6  Financial Information

        The financial statements of the Company for the financial year ended December 31, 2001 (see Annex A) and the interim report prepared by the Company for the nine-month period that ended on September 30, 2002 (see Annex B) are included in this Tender Offer Document in the form contained in public filings by the Company. The Offeror does not accept responsibility for such information except for the correct restatement of such information herein.

6.7  Articles of Association

        The Articles of Association of the Company are included in this Tender Offer Document (see Annex C).

TABLE OF CONTENTS FOR ANNEXES

Page
ANNEX A: FINANCIAL STATEMENTS OF THE COMPANY	A-1

The financial statements of the Company for the financial year ended December 31, 2001 have been included in this Annex A in the form contained in public filings by the Company. The Offeror does not accept responsibility for such information except for the correct restatement of such information herein.
ANNEX B: INTERIM REPORT OF THE COMPANY	B-1

The interim report prepared by the Company for the nine-month-period that ended on September 30, 2002 have been included in this Annex B in the form contained in public filings by the Company. The Offeror does not accept responsibility for such information except for the correct restatement of such information herein.
ANNEX C: ARTICLES OF ASSOCIATION OF INSTRUMENTARIUM CORPORATION	C-1
ANNEX D: STATEMENT BY THE BOARD OF DIRECTORS OF INSTRUMENTARIUM CORPORATION	D-1
ANNEX E: OPINION BY CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED	E-1

BOARD OF DIRECTORS' REPORT

Net sales and profit

        Instrumentarium's net sales totaled EUR 1,025.4 million for 2001, an increase of 12% compared to the previous year. Net sales increased in all business segments. Anesthesia and Critical Care, the Group's main business, contributed approximately two-thirds of the overall growth in sales. The increase in sales for the Medical Equipment segment was highest in relative terms.

        Operating profit before non-recurring items and amortization of goodwill was EUR 132.0 million (EUR 89.9 million in 2000). Operating profits increased in all business segments compared to the previous year. The higher operating profit was mainly due to the significant improvement in profitability by the largest division, Datex-Ohmeda, the combination of sales of products with higher gross margins as well as a decrease in expenses compared to the previous year. Other operating income was a net EUR 1.3 million, having been EUR 22.6 million for the previous year.

        Income before extraordinary items was EUR 103.6 million (EUR 66.6 million). There were no non-recurring items in 2001, compared to EUR 6.2 million of non-recurring income in 2000. Net financing expenses were EUR 11.9 million (EUR 13.2 million).

        Earnings per share were EUR 3.01 compared to EUR 1.80 in the previous year. Shareholders' equity per share was EUR 21.62 (EUR 19.57).

Development by business segment

Anesthesia and Critical Care

        Net sales for the Anesthesia and Critical Care segment totaled EUR 714.0 million, which is 11% higher than in the previous year. Datex-Ohmeda's sales developed more evenly through 2001, compared to the previous year, although sales were again stronger in the fourth quarter relative to the preceding quarters.

        Of Datex-Ohmeda's business areas, best sales development was seen in the area of patient monitoring, with sales of the System/5 critical care monitors improving the most. Sales of anesthesia monitoring developed well, especially in the USA. Sales in the area of anesthesia, drug delivery and ventilation also increased over the previous year, with highest sales growth for integrated anesthesia workstations. Overall, sales of pulse oximetry, supplies and accessories as well as service increased somewhat.

        By market area, Datex-Ohmeda had highest growth in sales to Europe, where sales increased 15%. Sales to North America increased 9%, while sales to Asia-Pacific increased 6%. In 2001, North America accounted for 47% of sales of Datex-Ohmeda, Europe for 36%, the Asia-Pacific region for 12% and the rest of the world for 5%.

        Incorporated as a separate company group from the beginning of the year, Deio, which offers care information systems, focussed primarily on putting its operations on a firm footing, as well as new product development. Deio now has solution provider subsidiaries in six countries and certified distributors in an additional eleven. The efforts to develop Deio impacted profitability of the Anesthesia and Critical Care segment negatively by EUR 10.4 million during 2001.

        Operating profit before non-recurring items and amortization of goodwill for the Anesthesia and Critical Care segment was EUR 103.1 million (EUR 58.6 million). The significantly higher operating profit was due to higher sales volume in Datex-Ohmeda and a sales mix with a higher share of higher margin products. Profitability was also positively impacted by the program aimed at improving operating efficiencies in Datex-Ohmeda, as a result of which indirect expenses decreased compared to the previous year.

Medical Equipment

        The Medical Equipment segment reported net sales of EUR 206.4 million, which is 20% higher than in the previous year. All of the business units increased their net sales compared to the previous year, except for project sales unit Medko Medical.

        The combined sales of the diagnostic imaging equipment manufacturing units Instrumentarium Imaging and Soredex were EUR 99.9 million (EUR 73.1 million). Somewhat less than a half of the 37% growth in net sales was due to the acquisition of Soredex. Strong growth in sales was recorded for mammography and dental products, although growth in sales of dental products was primarily due to the acquisition. Sales of surgical imaging products grew less than sales of other product groups. The profitability of the division improved significantly compared to the previous year.

        Ohmeda Medical's net sales of infant care as well as suction and oxygen therapy products amounted to EUR 71.4 million (EUR 57.6 million), which is an increase of 24% compared to the previous year. The good growth in sales was principally due to good sales of the Giraffe OmniBed neonatal carestation during the first half of the year. However, related to a patent dispute in the USA, there has been an injunction on the sale and manufacturing of the Giraffe OmniBed neonatal carestation since 1 August 2001, other than for orders on hand on that date. The profitability of Ohmeda Medical improved over the previous year.

        Merivaara's sales of medical furniture were EUR 30.1 million (EUR 26.7 million), which is 13% higher than in the previous year. The growth was mainly a result of an increase in domestic sales.

        In the Medical Equipment segment, operating profit before non-recurring items and amortization of goodwill was EUR 17.9 million (EUR 14.8 million).

Optical Retail

        Net sales for the Optical Retail segment were EUR 104.3 million (EUR 95.6 million), representing growth of 9% compared to the previous year. The combined sales of the store chains in Finland increased 10%, which was higher than the growth in the optical retail sector overall. Sales for the Ögat store chain in Sweden grew 13% in local currency, two-thirds of the growth was from acquisitions in spring 2001. Sales in Estonia continued to increase strongly, which was partly due to an increase in the number of stores. Due to weak profitability, it was decided to end operations in Latvia at the end of 2001. One store operates in St. Petersburg, Russia. Currently, Optical Retail Division has a total of 172 stores, of which 135 in Finland, 22 in Sweden, 14 in Estonia and 1 in Russia.

        The assets and operations related to the Optical Retail Division in Finland were incorporated as a separate legal entity Instru optiikka Oy, on 1 May 2001. Optical Retail Division also comprises the companies operating in Sweden, Estonia and Russia. In the Optical Retail segment, operating profit before non-recurring items and amortization of goodwill was slightly higher than in the previous year at EUR 10.7 million (EUR 10.3 million). As a share of revenues, expenses increased compared to the previous year. The increase in expenses was partly attributable to the closing of operations in Latvia.

Financing

        Net financing expenses totaled EUR 11.9 million (EUR 13.2 million). The decrease was primarily the result of a decrease in interest expenses. Interest-bearing net debt decreased by EUR 40.5 million and totaled EUR 185.0 million (EUR 225.5 million) at the end of the year. Equity ratio was 54% (50%) and gearing 36% (48%).

Capital expenditure and R&D expenses

        The Group's capital expenditure totaled EUR 43.3 million (EUR 51.0 million). EUR 15.6 million was invested in machinery and equipment, EUR 7.6 million in buildings and land, and EUR 20.1 million in shares and shareholdings and other long-term expenditure, including the purchase of Soredex. Planned depreciation amounted to EUR 39.9 million (EUR 41.9 million).

        Research and development expenses were EUR 66.6 million (EUR 63.8 million). As a share of revenues, R&D expenses amounted to 7% of net sales for the anesthesia and critical care business, 9% for diagnostic imaging and 7% for infant care and suction and oxygen therapy products.

Personnel and administration

        Full-time employees of Instrumentarium Group totaled 5,386 at the end of 2001. The average number of employees for the year 2001 was 5,317 (5,205), of which the parent company, Instrumentarium Corporation, employed 1,503 (1,917). The incorporation of both Deio and Instru optiikka significantly reduced the number of employees at the parent company.

        Chairman of the Board of Directors in 2001 was Gerhard Wendt, Ph.D. President and Chief Executive Officer was Olli Riikkala, M.Sc. (Tech.), MBA, who also is a member of the Board of Directors. The other members of the Board of Directors were Erkki Etola, M.Sc. (Tech.) (until 26 March 2001), Juhani Kuusi, Professor, D.Sc. (Tech.), Mikael Lilius, M.Sc. (Econ.), Timo Peltola, D.Econ. h.c. (from 26 March 2001), Jukka Takala, Professor, M.D., Ph.D. and Turo K. J. Tukiainen, LL.B., MBA.

Acquisitions and Group restructuring

        At the beginning of 2001 the assets and operations related to care information solutions business of Datex-Ohmeda were incorporated into the Deio group of companies.

        In May 2001, Instru optiikka Oy was incorporated as a separate legal entity from Instrumentarium Corporation.

        In May 2001 two companies involved in optical retailing were acquired in the Stockholm region of Sweden. At the end of 2001 it was decided to close the three stores in Latvia and dissolve the company SIA Instrumentarium Optika.

        In July 2001, the assets and operations of the dental diagnostic imaging division Soredex were purchased. As a result of the acquisition, Instrumentarium became the largest supplier of dental panoramic X-ray devices.

Stock options

        In accordance with the 1998 stock option plan, the number of issued stock options at the end of 2001 totaled 1,025,500, which allow the holders to subscribe to a maximum of 1,226,599 shares in Instrumentarium. The maximum amount of stock options in the stock option plan is 1,090,987 allowing the holders to subscribe to a maximum of 1,304,930 shares.

        Under the 2001 stock option plan the share subscription price for a stock option 2001B shall be the trade volume weighted average quotation of the Instrumentarium share on the Helsinki Exchanges between 1 October and 31 December 2001, and is EUR 43.08. Under the 2001 stock option plan, a total of 361,800 stock options were issued at the end of the year, allowing the holders to subscribe to 361,800 shares. A maximum total of 860,000 Instrumentarium shares may be subscribed for under the 2001 stock option plan.

Own shares

        The Group owned 111,361 own shares at the end of the reporting period. These shares were received between 1999 and 2001 as dividends. The shares are recorded as a long-term investment on the balance sheet at the dividend date acquisition cost of EUR 4.1 million.

Changes in ownership

        On 2 January 2002 Sampo plc, announced that it had entered into an agreement whereby Sampo plc Group's shareholding in Instrumentarium Corporation fell to 3.87% of the share capital of Instrumentarium Corporation.

The Annual General Meeting

        On 12 February 2002, the Board of Directors of Instrumentarium Corporation decided to propose the convening of the Annual General Meeting on 25 March 2002.

        In addition to ordinary matters, items proposed are granting the Board of Directors the authorization to purchase and dispose of own shares in the Corporation and the authorization to raise additional share capital. In addition, the meeting will decide on the Board of Directors proposal to increase the Corporation's share capital through a bonus issue by issuing for one old share in Instrumentarium, one new share without consideration. If the bonus issue is approved of by the Annual General Meeting, the share capital and number of shares would double.

        In addition to the bonus issue, the number of the company's ADRs listed on the Nasdaq Stock Market in the United States would be adjusted so that one ADR would equal one share in Instrumentarium Corporation, whereas presently two ADRs equal one share.

Prospects for 2002

        In 2001, Instrumentarium's largest division, Datex-Ohmeda, clearly strengthened its position in the market for anesthesia equipment and systems. Datex-Ohmeda also improved its position in the critical care market, although growth expectations were not met in the USA. The goal for Datex-Ohmeda for 2002 is to continue to strengthen its market position in anesthesia and especially in critical care, as well as to maintain its good level of profitability.

        The operations of Deio, in care information solutions, were established in 2001. In line with the long term plans to develop the care information solutions business, the investment efforts in Deio in 2002 are estimated to continue at the level of 2001.

        All of the divisions in the Medical Equipment segment have strong positions in their markets. The prospects for the segment overall are good. The patent litigation may negatively affect sales growth for Ohmeda Medical.

        Optical Retail strengthened its market position in Finland, Sweden and Estonia during 2001. The outlook for 2002 is stable.

        Overall, the situation for the Instrumentarium Group is stable and earnings for 2002 are expected to be higher than for the previous year.

Proposal for the distribution of profits

        On 31 December 2001 the consolidated, non-restricted equity of the Group available for distribution was EUR 335,222,648.48. The Parent Company's non-restricted equity available for distribution was EUR 365,197,184.72.

The Board of Directors proposes that profits be allocated as follows:
— Dividend of EUR 1.20 per share be paid on 24,082,406 shares (EUR 0.60/ADR), total of	EUR 28,898,887.20
— Donation to the Instrumentarium Scientific Fund	EUR 25,000.00
— To be posted to the retained earnings	EUR 336,273,297.52
Helsinki, 12 February 2002
Gerhard Wendt Chairman of the Board of Directors
Juhani Kuusi	Mikael Lilius	Timo Peltola
Olli Riikkala President and CEO	Jukka Takala	Turo K. J. Tukiainen

FIVE YEAR COMPARATIVE TABLES

CONSOLIDATED INCOME STATEMENT

	Note	1999	2000	2001
		EUR thousands
Net sales	(2)	773,477	912,843	1,025,361
Cost of goods sold		-371,296	-454,756	-489,894

Gross profit		402,182	458,088	535,466

Selling and marketing expenses		-205,305	-240,306	-244,080
Research and development expenses		-53,305	-63,816	-66,627
General and administrative expenses		-86,388	-86,714	-94,092
Other operating income and expenses, net	(3)	2,651	22,643	1,311

Operating profit before non-recurring items and amortization of goodwill		59,834	89,896	131,978

Non-recurring operating income and expenses, net	(3)	6,388	6,177
Amortization of goodwill	(4)	-19,556	-16,344	-16,501

Operating profit		46,666	79,729	115,477

Financing income and expenses, net	(5)	-15,508	-13,177	-11,899

Income before extraordinary items		31,158	66,552	103,578

Extraordinary income and expenses, net	(6)	30,852	3,520

Income after extraordinary items		62,010	70,072	103,578

Income taxes	(7)	-14,592	-23,465	-31,438

Income before minority interest		47,418	46,607	72,140

Minority interest		100	-29	-4

Net income		47,518	46,579	72,136

Earnings per share, EUR	(8)	0.69	1.80	3.01

Diluted earnings per share, EUR	(8)	0.69	1.80	3.00

CONSOLIDATED CASH FLOW STATEMENT

	Note	1999	2000	2001
		EUR thousands
Cash flow from operating activities
Net income		47,518	46,579	72,136
Adjustments to net income	(9)	28,918	45,275	79,678
Change in working capital	(9)	-75,824	-27,717	-12,471

Net cash provided by operating activities before interests and taxes		612	64,137	139,344

Interests paid		-18,114	-20,456	-11,145
Taxes paid		-22,564	-26,563	-26,800

Net cash provided by (used in) operating activities		-40,066	17,118	101,399

Cash flow from investing activities
Acquired companies and businesses	(9)	-1,039	-20,594	-16,980
Investments in other non-current assets		-27,197	-27,976	-26,278
Proceeds from disposition of companies and businesses		7,127	44,730	251
Proceeds from sale of other non-current assets		25,071	27,304	3,393
Increase (-) decrease (+) in short-term investments		7,039	-402	-224
Increase (-) decrease (+) in other long-term investments		-287	-7,671	-10,200
Surplus related to dissolution of Instrumentarium Pension Fund		30,852
Ohmeda acquisition(1)			47,913

Net cash provided by (used in) investing activities		41,566	63,303	-50,039

Cash flow after investing activities		1,499	80,420	51,360
Cash flow from financing activities
Dividends paid		-14,186	-16,143	-23,999
Increase (+) decrease (-) in short-term debt		38,134	-31,067	-9,629
Increase (+) decrease (-) in long-term debt		-29,071	-31,259	-16,741

Net cash used in financing activities		-5,123	-78,469	-50,368

Net increase (+) decrease (-) in cash and cash equivalents		-3,624	1,952	991

Cash and cash equivalents at beginning of year		22,117	20,366	22,419
Effect of exchange rate changes on cash		1,872	102	342

Cash and cash equivalents at end of year		20,366	22,419	23,753

(1)
The payment in September 2000 from Baxter Healthcare Corporation related to Ohmeda acquisition.

CONSOLIDATED BALANCE SHEET

ASSETS

	Note	Dec. 31, 2000	Dec. 31, 2001
		EUR thousands
NON-CURRENT ASSETS
Intangible assets	(10)
Intangible rights		5,047	4,545
Goodwill		264,689	255,640
Other capitalized expenditures		4,252	5,763

		273,988	265,948

Tangible assets	(10)
Land and water areas		6,012	6,083
Buildings		58,421	62,794
Machinery and equipment		44,689	43,775
Advance payments and assets under construction		2,748	3,127

		111,871	115,779

Investments
Shares and holdings in associated companies	(11)	37	75
Other shares and holdings	(11)	18,664	15,152
Receivables from associated companies	(12)	210	85
Loans receivable	(12)	14,992	19,129
Treasury shares	(13)	4,035	4,062

		37,939	38,503

CURRENT ASSETS
Inventories
Raw material and supplies		58,518	70,129
Work-in-progress		19,449	25,535
Finished goods		90,578	79,745

		168,546	175,408

Deferred tax asset	(14)	20,049	14,411

Receivables	(12)
Accounts receivable		262,282	292,027
Loans receivable		1,475	1,523
Other receivables		11,205	19,754
Prepaid expenses and accrued income		30,940	18,530

		305,901	331,834

Cash and cash equivalents		22,419	23,753

TOTAL ASSETS		940,713	965,637

CONSOLIDATED BALANCE SHEET

SHAREHOLDERS' EQUITY AND LIABILITIES

	Note	Dec. 31, 2000	Dec. 31, 2001
		EUR thousands
SHAREHOLDERS' EQUITY	(13)
Share capital		48,169	48,169
Share premium account		108,001	108,001
Reserve for treasury shares		4,035	4,062
Other reserves		5,307	4,923
Retained earnings		261,163	285,084
Net income for the period		46,579	72,136

Total shareholders' equity		473,255	522,376

Minority interest		-6	245

LIABILITIES
Deferred tax liabilities	(14)	19,979	22,556

Long-term liabilities	(15)
Loans from financial institutions		146,717	130,036
Other long-term liabilities		7,259	7,084

		153,976	137,120

Short-term liabilities	(16)
Loans from financial institutions		100,724	78,201
Advance payments		2,979	3,836
Accounts payable		57,110	58,673
Other short-term liabilities		16,078	17,011
Accrued liabilities		116,618	125,619

		293,510	283,340

Total liabilities		467,464	443,016

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		940,713	965,637

CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium account	Treasury shares	Other reserves	Cumulative translation adjustment	Retained earnings(1)	Total
	EUR thousands
Balance at December 31, 1999	48,169	108,001	3,423	6,616	247	279,166	445,622

Transfer to reserve for treasury shares			613			-613
Transfer to other reserves				-1,309		1,309
Reverse of revaluation						-467	-467
Dividends						-16,143	-16,143
Donation						-50	-50
Translation adjustments					-2,286		-2,286
Net income						46,579	46,579

Balance at December 31, 2000	48,169	108,001	4,035	5,307	-2,038	309,781	473,255

Transfer to reserve for treasury shares			27			-27
Transfer to other reserves				-384		384
Dividends						-23,974	-23,974
Donation						-25	-25
Translation adjustments					984		984
Net income						72,136	72,136

Balance at December 31, 2001	48,169	108,001	4,062	4,923	-1,054	358,275	522,376

(1)
Retained earnings at December 31, 2001 include equity share of untaxed reserves amounting to EUR 21,998 thousand, which are not distributable.

NOTES TO THE FINANCIAL STATEMENTS

1.    Accounting principles

Basis of presentation and reclassification

        The consolidated financial statements of Instrumentarium Corporation and subsidiaries (the "Group") are prepared in accordance with generally accepted accounting principles in Finland. Certain prior year balances and notes thereto have been reclassified to conform to the current year presentation. The accounts for 2001 and 2000 have been prepared in euros. Figures stated in Finnish markka for previous years have been restated into euros using the official conversion rate at January 29, 1999, 1 euro = 5.94573 markka. The financial statements of the parent company include income statement, balance sheet and the statement of changes in shareholders' equity.

Use of estimates

        The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in Finland requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of consolidation

        The consolidated financial statements include the accounts of Instrumentarium Corporation and those companies in which the parent company, directly or indirectly through subsidiaries, holds over 50 percent of the voting rights. Companies acquired during the accounting period are consolidated from the date of acquisition. Companies sold during the accounting period are consolidated up to the date of sale.

        Acquisitions of companies are accounted for using the purchase method. Goodwill represents the excess of the purchase cost over the fair value of the net assets of acquired companies. The excess of the purchase cost is allocated to the fair value of the acquired fixed assets. The remaining difference is carried as goodwill and is amortized on a straight-line basis over its expected useful life not exceeding 20 years. These principles are also applied where appropriate in the case of mergers or liquidations of Group companies.

        All inter-company transactions and balances are eliminated as part of the consolidation process. Minority interests are presented separately before reserves but after taxes in the income statement and they are also presented separately from shareholders' equity and reserves in the consolidated balance sheet.

        The Group's share of profits and losses of associated companies, in which the Group holds 20 to 50 percent of the voting rights, is included in the consolidated income statement in accordance with the equity method of accounting. The share of result of associated companies whose activity is closely connected with the business areas of Instrumentarium, is recorded in other income and expenses, net. The share of result of other associated companies is recorded in financing income and expenses, net. The share of post-acquisition retained profits and losses of associated companies is reported as part of investments in associated companies in the consolidated balance sheet.

Foreign currency translation

        Transactions in foreign currencies are recorded at the rates of exchange prevailing at the date of the transactions. For practical reasons, a rate that approximates the actual rate at the date of the transaction is often used. At the end of the accounting period, unsettled foreign currency receivables and liabilities are valued at the rates of exchange prevailing at the balance sheet date. Foreign exchange gains and losses related to normal business operations and foreign exchange gains and losses associated with financing are entered under financial income and expenses.

        The income statements of foreign subsidiaries are translated into euro at the average of average monthly exchange rates for the year. The balance sheet items except net income are translated into euro at the exchange rate of the balance sheet date. Differences arising from the translation of shareholders' equity and income statement and balance sheet are recorded under shareholders' equity. Exchange differences that result from loans and financial instruments designated as hedges of net investments in foreign subsidiaries are recorded against the translation differences in the consolidated shareholders' equity, net of taxes.

Revenue recognition

        Sales are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable, and collectibility is probable.

Research and development costs

        Research and development costs are expensed as incurred.

Pensions and coverage of pension liabilities

        The pension schemes of Finnish Group companies are covered by pension insurance companies. Non-Finnish subsidiaries make their own pension arrangements in accordance with local practice and legislation. Instrumentarium has met minimum funding requirements for the countries in which it maintains pension schemes.

Non-current assets

        Intangible and tangible assets are valued at the original direct cost of acquisition less planned depreciation. Land areas are not depreciated. Depreciation is recorded by using the straight-line method based on estimated useful lives of the assets. The estimated useful lives of the assets are as follows:

Buildings	20-40 years
Machinery and equipment	4-10 years
Intangibles	3-10 years
Goodwill	5-20 years

        The Company reviews long-lived assets and certain intangibles to be held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or changes in circumstances indicate an asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of such expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is required to be recognized in an amount by which the asset's net book value exceeds its fair market value.

Inventories

        Inventories are stated at the lower of cost, on a first-in-first-out (FIFO) basis, or net realizable value. Net realizable value is the amount that can be realized from the sale of the asset in the normal course of business less the costs of realization. In the case of products manufactured by the Company itself, inventory values in the consolidated accounts include an appropriate proportion of production overheads in addition to the direct cost of purchase.

Cash and cash equivalents

        Cash and cash equivalents include cash on hand and unrestricted deposits with banks with original maturities of three months or less.

Taxes on extraordinary items

        Taxes on extraordinary income and expenses are included in extraordinary items.

Untaxed reserves

        In Finland and certain other countries, companies are permitted to reduce or increase taxable income by net charges or by income representing adjustments to untaxed reserve accounts, provided that such amounts are reflected in the company's financial statements and accumulated on the balance sheet. Such amounts are included, net of taxes, in retained earnings in the consolidated balance sheet.

Income taxes

        Income taxes presented in the income statement consist of current and deferred taxes. Current taxes include estimated taxes corresponding to the results for the financial year of the Group companies, and adjustments of taxes for previous years.

        A deferred tax liability or asset has been determined for temporary differences between tax bases of assets and liabilities and their amounts in financial reporting, using enacted tax rates effective for the future years. The deferred tax liabilities are recognized in the balance sheet in full, and the deferred tax assets at their estimated realizable amounts. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

        No deferred tax liability has been recognized for undistributed earnings of domestic subsidiaries since, in most cases, such earnings can be transferred to the parent company without tax consequences. The Company does not provide deferred income taxes on undistributed earnings of foreign subsidiaries because such earnings is intended to be permanently reinvested in those operations. A deferred tax liability will be recognized if circumstances change and it becomes apparent that some or all of the undistributed earnings of a subsidiary will be recovered in a taxable manner, such as through dividends or sale of the investments.

Warranty

        Provision for estimated warranty costs is recorded at the time of the sale and periodically adjusted to reflect actual experience.

Derivative Financial Instruments

        The Company uses a variety of derivative financial instruments, principally foreign exchange forward contracts, foreign exchange options, interest rate futures, forward rate agreements, interest rate options and interest rate swaps. Foreign exchange and interest rate related instruments are used to reduce exposures to market risk resulting from fluctuations in foreign exchange and interest rates by creating offsetting exposures. The Company is not a party to leveraged financial instruments.

        As a main principle, interest rate and foreign exchange related contracts are held on a fair value basis and unrealized gains and losses are recognized through current period net income. Deferral (hedge) accounting is applied only if the derivative reduces the risk of the underlying hedged item and is designated at inception as a hedge with respect to the hedged item. If a derivative financial instrument ceases to meet the criteria for hedge accounting, any subsequent gains or losses are recognized through current period net income. If an anticipated transaction does not occur, the related hedge is restated a fair value and any gains or losses are recognized in net income. If a hedging instrument is sold or terminated prior to maturity, gains or losses are deferred until the hedged item is recognized in net income.

        Derivatives are designated at inception as a hedge with respect to the hedged item or group of items with similar characteristics. Derivatives are measured for effectiveness both at inception and on an ongoing basis.

Stock options

        The Company has granted stock options to key personnel of the group as a part of the compensation structure (Stock option plans 1998 and 2001). The options are granted with a fixed exercise price set on a date outlined in the plan. When the options are exercised, the proceeds received (less possible transaction costs) are credited to share capital (the countervalue of the shares for accounting purposes) and share premium account.

        The group has recognized a provision for social security costs on unexercised stock options granted to employees.

Earnings per share

        Earnings per share is based on income before extraordinary items and income taxes adjusted for minority interests and taxes relating to normal business operations. This amount is then divided by the weighted average number of shares outstanding. According to Finnish GAAP, in calculating the weighted average number of shares outstanding, the subscribed shares have been included from their payment date. The own shares owned by the Group have been deducted from the amount of shares outstanding from the date they have been received.

        In calculating the dilution effect, the number of shares which would be issued on conversion of all stock options into shares has been added to the weighted average number of shares. The proceeds from this conversion have been assumed to have been used for purchasing own shares at fair values and the number of these shares has been deducted from the calculation.

Exchange rates used in consolidation

	Average			Year-end
	1999	2000	2001	2000	2001
USD	1.065	0.924	0.896	0.931	0.881
SEK	8.808	8.446	9.256	8.831	9.301
NOK	8.316	8.114	8.049	8.234	7.952
GBP	0.659	0.609	0.622	0.624	0.609
CAD	1.582	1.371	1.387	1.397	1.408
JPY	121.341	99.530	108.734	106.920	115.330
AUD	1.651	1.589	1.732	1.677	1.728

2.    Segment information

Development by business segment

	1999	2000	2001
	EUR thousands
Net sales
Anesthesia and Critical Care	550,617	641,235	713,960
Medical Equipment	110,866	171,745	206,397
Optical Retail	89,775	95,556	104,314
Other(1)	22,220	4,307	690

	773,477	912,843	1,025,361

Operating profit
Anesthesia and Critical Care	47,265	58,649	103,131
Medical Equipment	4,042	14,827	17,857
Optical Retail	9,339	10,284	10,661
Other(1)	-811	6,135	329

Operating profit before non-recurring items and amortization of goodwill	59,834	89,896	131,978

Non-recurring operating income and expenses, net	6,388	6,177
Amortization of goodwill	-19,556	-16,344	-16,501

Operating profit	46,666	79,729	115,477

Net operating assets
Anesthesia and Critical Care(2)		494,953	480,904
Medical Equipment(2)		111,548	140,269
Optical Retail(2)		21,413	24,895
Other(1)		93,242	85,321

Net operating assets		721,155	731,389

Non-interest bearing liabilities		219,558	234,248

Total assets		940,713	965,637

Capital expenditure
Anesthesia and Critical Care	14,285	10,840	9,269
Medical Equipment	3,597	27,624	18,849
Optical Retail	4,489	3,697	7,325
Other(1)	5,266	8,841	7,815

	27,636	51,001	43,258

Depreciation and amortization
Anesthesia and Critical Care	13,455	15,866	14,160
Medical Equipment	1,791	2,487	3,245
Optical Retail	2,509	2,622	3,018
Other(1)	7,283	4,552	2,937
Amortization of goodwill	19,556	16,344	16,501

	44,594	41,871	39,861

Average number of personnel
Anesthesia and Critical Care	3,529	3,463	3,341
Medical Equipment	703	861	1,020
Optical Retail	779	811	889
Other(1)	161	71	67

	5,172	5,205	5,317

(1)
Includes Group Administration and divested operations.

(2)
Includes assets less non-interest bearing liabilities allocated to business segments.

Development by geographical segment

	1999	2000	2001
	EUR thousands
Net sales
European Union	321,720	353,992	395,539
of which Finland	108,331	97,230	104,292
Rest of Europe	29,161	41,549	47,264
North America	323,528	390,142	442,712
Asia-Pacific	73,624	94,314	100,821
Rest of the world	25,445	32,847	39,024

	773,477	912,843	1,025,361

Net operating assets
European Union		371,871	387,498
of which Finland		197,604	214,556
Rest of Europe		3,812	3,945
North America		464,723	480,617
Asia-Pacific		50,198	51,446
Unallocated assets		50,110	42,131

		940,713	965,637

Capital expenditure
European Union		40,229	35,452
of which Finland		31,327	28,700
Rest of Europe		393	113
North America		9,736	7,270
Asia-Pacific		644	423

		51,001	43,258

Average number of personnel
European Union	3,042	3,085	3,166
of which Finland	2,014	1,931	1,990
Rest of Europe	99	109	139
North America	1,741	1,733	1,729
Asia-Pacific	289	278	283

	5,172	5,205	5,317

        Net sales are allocated based on the country in which customers are located.

        Assets, capital expenditures and number of personnel are allocated based on the country in which the Group company is located.

3.    Other operating income and expenses

	1999	2000	2001
	EUR thousands
Other operating income
Rental income	4,923	4,654	2,711
Agency fees and profit sharing	284	6,155	646
Gain on sale of assets	3,885	12,509	3,911
Ohmeda acquisition(1)		3,008
Other income	5,206	5,252	3,219

	14,298	31,577	10,487

Other operating expenses
Expenses on rented properties	-3,452	-2,680	-901
Restructuring expenses	-3,746	-5,219	-5,525
Other expenses	-4,449	-2,842	-3,003

	-11,647	-10,741	-9,429

Share in result of associated companies		1,807	253

Other income and expenses, net	2,651	22,643	1,311

(1)
The share of the amount paid by Baxter Healthcare Corporation in September 2000 related to Ohmeda acquisition, which was booked as income.

        The restructuring expenses in 2001 totaling of EUR 5,525 thousand and in 2000 totaling of EUR 5,219 thousand are related to a program aimed at improving operating efficiencies in Datex-Ohmeda. The program was launched in 2000 and implemented in 2001. In 1999 the restructuring expenses totaling of EUR 3,746 thousand related to the reorganization of the technical service and support business of Datex-Ohmeda in USA. These expenses comprised of severance payments and other expenses related to closing down of certain operations.

	1999	2000	2001
	EUR thousands
Non-recurring operating income and expenses
Securities trading	496
Gain on sale of non-current marketable securities	3,116	4,851
Disposal of business operations	2,250	1,327
Restructuring and consulting expenses related to the acquisition of Ohmeda	526

Non-recurring operating income and expenses, net	6,388	6,177

4.    Depreciation and amortization

	1999	2000	2001
	EUR thousands
Depreciation and amortization by asset category
Intangible rights	1,566	1,972	1,837
Goodwill	19,556	16,344	16,501
Other capitalized expenditures	2,520	1,792	1,591
Buildings	5,319	5,265	3,697
Machinery and equipment	15,633	16,498	16,236

	44,594	41,871	39,861

Depreciation and amortization by function
Cost of goods sold	6,933	7,037	8,397
Selling and marketing expenses	3,499	4,400	3,921
Research and development expenses	1,663	1,523	1,429
General and administrative expenses	11,079	10,990	9,350
Other operating expenses	1,863	1,577	263
Amortization of goodwill	19,556	16,344	16,501

	44,594	41,871	39,861

5.    Financing income and expenses

	1999	2000	2001
	EUR thousands
Dividend income(1)	8,159	2,859	372
Interest and other financing income
Interest income	2,465	2,026	4,285
Foreign exchange gains(2)	52,445	36,406	29,288
Other financing income	25	477	4

	54,935	38,909	33,577

Write-down of investments
Write-down of long-term investments			-2,356
Interest and other financing expenses
Interest expenses	-17,737	-15,746	-11,161
Foreign exchange losses(2)	-60,335	-38,969	-31,904
Other financing expenses	-222	-229	-343

	-78,294	-54,944	-43,409

Share in result of associated companies	-309	-1	-84

Total financing income and expenses, net	-15,508	-13,177	-11,899

(1)
Dividend income including related avoir fiscal includes in 2001 EUR 38 thousand, in 2000 EUR 851 thousand and in 1999 EUR 4,753 thousand dividends received in the form of Instrumentarium Corporation shares.

(2)
Foreign exchange gains and losses related to commercial assets and liabilities, and hedging these assets and liabilities, as well as hedging anticipated cash flows denominated in foreign currency.

6.    Extraordinary income and expenses

        Included in extraordinary income for 2000 is an adjustment of EUR 3,520 thousand to amortization of goodwill for the years 1998 and 1999 triggered by the payment from Baxter Healthcare Corporation.

        Included in extraordinary income for 1999 is a surplus related to the dissolution of Instrumentarium Pension Fund EUR 30,852 thousand and avoir fiscal related to it EUR 11,998 thousand. The related income taxes of EUR 11,998 thousand are recorded in the extraordinary expenses.

7.    Income taxes

	1999	2000	2001
	EUR thousands
The domestic and foreign components of income before extraordinary items are as follows:
Finland	24,724	50,219	59,760
Other countries	6,434	16,334	43,818

	31,158	66,552	103,578

The components of income taxes are as follows:
Current taxes
Finland	12,694	19,581	20,806
Other countries	3,791	12,560	5,663

	16,485	32,141	26,469

Deferred taxes
Finland	-1,580	-8,954	366
Other countries	-313	278	4,603

	-1,893	-8,676	4,970

Income taxes, total	14,592	23,465	31,438

        The principal reasons for the difference between income tax at Finnish statutory rate and effective tax rate calculated on income before extraordinary items:

	1999	2000	2001
Income tax at Finnish statutory rate	28%	29%	29%
Amortization of goodwill on consolidation	14%	6%	4%
Operating losses with no current tax benefit	3%	3%	1%
Adjustments of prior years tax accruals		-8%	-1%
Taxes of foreign subsidiaries, which exceed the Finnish statutory rate	2%	6%	2%
Utilized tax loss carryforwards, no deferred tax asset recognized		-1%	-5%

Effective tax rate on income before extraordinary items	47%	35%	30%

8.    Earnings per share

	1999	2000	2001
	EUR thousands
Earnings per share
Income before extraordinary items	31,158	66,552	103,578
Minority interests	100	-29	-4
Income taxes	-14,592	-23,465	-31,438

	16,666	43,059	72,136

Weighted average number of shares outstanding (in thousands)	24,049	23,980	23,973

Earnings per share, EUR	0.69	1.80	3.01

Diluted earnings per share
Income before extraordinary items	31,158	66,552	103,578
Minority interests	100	-29	-4
Income taxes	-14,592	-23,465	-31,438

	16,666	43,059	72,136

Weighted average number of shares outstanding (in thousands)	24,109	23,980	24,085

Diluted earnings per share, EUR	0.69	1.80	3.00

9.    Consolidated cash flow statement

        Following adjustments are made to convert net income on an accrual basis to a cash basis and to remove the effects of items associated with cash flows elsewhere in the cash flow statement:

	1999	2000	2001
	EUR thousands
Adjustments to net income
Depreciation and amortization	44,594	41,871	39,861
Write-down of inventories	11,305	9,154	9,730
Write-down of receivables and non-current assets	2,335	1,697	1,815
Gain (-) loss (+) on sale of companies and businesses	-5,382	-9,829
Gain (-) loss (+) on sale of other non-current assets	-4,609	-6,752	-967
Unrealized exchange gains (-) exchange losses (+)	-17,352	-22,939	-13,789
Income taxes	14,592	23,465	31,438
Interest expenses	17,737	15,746	11,161
Treasury shares received as dividend	-3,423	-613	-27
Surplus related to dissolution of Instrumentarium Pension Fund	-30,852
Ohmeda acquisition(1)		-6,528
Other adjustments	-27	3	456

Total adjustments	28,918	45,275	79,678

Change in working capital
Increase (-) decrease (+) in inventories	-6,411	-5,712	-8,040
Increase (-) decrease (+) in accounts receivable	-37,165	-36,247	-20,868
Increase (-) decrease (+) in other current receivable	1,200	-8,654	5,365
Increase (+) decrease (-) in accounts payable	-22,942	5,846	-1,180
Increase (+) decrease (-) in other non-interest bearing liabilities	-10,506	17,050	12,252

Change in working capital	-75,824	-27,717	-12,471

Details of net assets acquired and goodwill are as follows:
Acquired companies and businesses
Non-current assets	104	1,165	2,645
Current assets, other than cash and cash equivalents	492	9,793	9,638
Liabilities assumed		-9,463	-3,475
Goodwill	444	19,100	8,172

Cash outflow on acquisition, net of cash acquired	1,039	20,594	16,980

(1)
The share of the amount paid by Baxter Healthcare Corporation in September 2000 related to Ohmeda acquisition which was recorded in other operating income and extraordinary income.

10.  Intangible and tangible assets

	2000	2001
	EUR thousands
Intangible assets
Intangible rights
Acquisition cost at beginning of year	22,863	26,047
Capital expenditure	1,262	946
Business acquisitions	617	353
Disposals and transfers between line items	-40	-19,050
Translation differences	1,346	1,044

Acquisition cost at end of year	26,047	9,341

Accumulated amortization at beginning of year	17,595	21,000
Amortization during the year	1,972	1,837
Accumulated amortization of business acquisitions	265
Accumulated amortization of sold/disposed assets	-3	-19,023
Translation differences	1,171	982

Accumulated amortization at end of year	21,000	4,795

Net book value at end of year	5,047	4,545

Goodwill
Acquisition cost at beginning of year	361,678	340,531
Capital expenditure	19,100	1,601
Business acquisitions		6,723
Disposals and transfers between line items	-40,226	-1,179
Translation differences	-21	-682

Acquisition cost at end of year	340,531	346,993

Accumulated amortization at beginning of year	62,745	75,841
Amortization during the year	16,344	16,501
Accumulated amortization of business acquisitions		148
Accumulated amortization of sold/disposed assets	-3,520	-1,180
Translation differences	272	43

Accumulated amortization at end of year	75,841	91,353

Net book value at end of year	264,689	255,640

Other capitalized expenditures
Acquisition cost at beginning of year	21,259	10,916
Capital expenditure	2,577	1,973
Business acquisitions	82	333
Disposals and transfers between line items	-13,248	2,565
Translation differences	246	63

Acquisition cost at end of year	10,916	15,849

Accumulated depreciation at beginning of year	11,667	6,664
Depreciation during the year	1,792	1,591
Accumulated depreciation of business acquisitions	6
Accumulated depreciation of sold/disposed assets	-6,850	1,800
Translation differences	50	31

Accumulated depreciation at end of year	6,664	10,087

Net book value at end of year	4,252	5,763

	2000	2001
	EUR thousands
Tangible assets
Land and water areas
Acquisition cost at beginning of year	6,198	6,012
Capital expenditure	189	35
Business acquisitions		4
Disposals and transfers between line items	-416
Translation differences	41	31

Acquisition cost at end of year	6,012	6,083

Net book value at end of year	6,012	6,083

Buildings
Acquisition cost at beginning of year	111,425	90,146
Capital expenditure	9,284	7,903
Business acquisitions		206
Disposals and transfers between line items	-31,751	-1,448
Translation differences	1,188	1,132

Acquisition cost at end of year	90,146	97,939

Accumulated depreciation at beginning of year	32,101	31,725
Depreciation during the year	5,265	3,697
Accumulated depreciation of sold/disposed assets	-6,232	-832
Translation differences	591	555

Accumulated depreciation at end of year	31,725	35,144

Net book value at end of year	58,421	62,794

Machinery and equipment
Acquisition cost at beginning of year	133,212	148,332
Capital expenditure	12,512	10,638
Business acquisitions	2,272	1,457
Disposals and transfers between line items	-4,201	-13,889
Translation differences	4,536	3,658

Acquisition cost at end of year	148,332	150,196

Accumulated depreciation at beginning of year	89,093	103,642
Depreciation during the year	16,498	16,236
Accumulated depreciation of business acquisitions	1,587
Accumulated depreciation of sold/disposed assets	-6,791	-16,305
Translation differences	3,256	2,847

Accumulated depreciation at end of year	103,642	106,420

Net book value at end of year	44,689	43,775

Advance payments and assets under construction
Acquisition cost at beginning of year	5,723	2,748
Capital expenditure	1,984	5,049
Disposals and transfers between line items	-5,270	-5,039
Translation differences	311	369

Net book value at end of year	2,748	3,127

11.  Investments

	2000		2001
	EUR thousands
Shares and holdings in associated companies
Acquisition cost at beginning of year	125		1,609
Capital expenditure	62		217
Transfer between balance sheet items	1,320
Translation differences	102		77

Acquisition cost at end of year	1,609		1,904

Accumulated equity adjustment at beginning of year	-167		-1,572
Share in result of associated companies	1,806		169
Dividends received	-3,224		-472
Sales and disposals			125
Translation differences	12		-77

Accumulated equity adjustment at end of year	-1,572		-1,828

Net book value at end of year	37		75

Shares and holdings in associated companies include unamortized goodwill balance of EUR 141 thousand.
Other shares and holdings
Acquisition cost at beginning of year	38,335		18,664
Capital expenditure	106		6
Transfer between balance sheet items	-1,320	(1)
Business acquisitions	49		2
Sales and disposals	-18,674		-3,643
Translation differences	168		123

Net book value at end of year	18,664		15,152

Other shares and holdings include the following:
Non-current marketable equity securities	813		805
Real estate shares	11,124		10,442
Other shares and holdings	6,727		3,904

	18,664		15,152

(1)
Shares and holdings previously recorded in short-term non-interest bearing investments were transferred to long-term investments during 2000.

        The market value of non-current marketable equity securities at December 31, 2001 was EUR 3.303 thousand and at December 31, 2000 EUR 3.953 thousand.

12.  Receivables

	2000	2001
	EUR thousands
Long-term interest bearing receivables
Loans receivable	8,935	19,129

	8,935	19,129

Long-term non-interest bearing receivables
Loans receivable from associated companies	210	85
Long-term accounts receivable		3,921
Loans receivable	6,057

	6,267	4,006

Short-term interest bearing receivables
Loans receivable	899	1,389

	899	1,389

Short-term non-interest bearing receivables
Accounts receivable	262,282	288,106
Loans receivable	576	134
Other receivables	11,205	19,754
Prepaid expenses and accrued income	30,940	18,530

	305,002	326,524

Prepaid expenses and accrued income consist of the following:
Accrued interest and exchange gains for derivatives	316	1,510
Tax receivable	6,390	3,483
Receivables relating to acquired and sold businesses	227	669
Construction of facilities	9,502
Other	14,504	12,867

	30,940	18,530

13.  Shareholders' equity

Share capital

        The share capital of Instrumentarium Corporation at December 31, 2001 was EUR 48,168,742 and it was divided into 24,084,371 shares. All shares have an equal voting right and they confer on their holders the same rights to Company assets and profit distribution.

        Under its Articles of Association, the Company's minimum amount of share capital is EUR 35 million and maximum amount is EUR 140 million.

Treasury shares

        At December 31, 2001 the Group owned 111,361 Instrumentarium Corporation shares which have been received as dividend during 1999, 2000 and 2001. The shares have been recorded under long-term investment on the balance sheet at acquisition cost of EUR 4,062 thousand. The shares correspond to 0.46% of the Company's shares and voting rights.

Amount of shares	Received as dividend, date	Average price(1) EUR	Acquistion cost, EUR thousands
87,828	6.8.1999	38.72	3,401
684	30.9.1999	31.86	22
1,026	21.3.2000	32.05	33
20,968	14.4.2000	27.66	580
855	9.4.2001	31.16	27

111,361			4,062

(1)
The average price is based on the trade volume weighted average price on the day dividend was paid.

Stock options

Stock Option Plan 1998

        According to the Stock Option Plan approved by the Extraordinary Shareholders' Meeting on 17 June 1998, key personnel and members of the Board of Directors of the Company have been issued stock options as a part of an incentive program. According to the terms of the Stock Option Plan the maximum number of stock options to be issued is 1,300,000, of which 390,000 are marked with a letter A, 390,000 with a letter B, and 520,000 with a letter C. As a part of the Stock Option Plan 2001, the 1998 stock options, which were in the possession of a wholly owned subsidiary of Instrumentarium Corporation, and entitled to subscription for 250,000 shares, were not used and were cancelled by the Company. The outstanding stock options entitle to subscription of a total of 1,304,930 shares of the Company. The amount of shares that can be subscribed with the stock options has been adjusted by multiplying it by 1.1961 due to a rights issue made in December 1998.

Stock options	Options granted at Dec. 31, 2001	Shares to be subscribed	Subscription period	Exercise price adjusted for share issue, EUR(1)
1998A	315,000	376,771	1.6.2001–30.6.2006	36.28
1998B	304,500	364,212	1.6.2002–30.6.2006	32.64
1998C	406,000	485,616	1.6.2003–30.6.2006	29.54

	1,025,500	1,226,599

(1)
The exercise price is based on the trade volume weighted average price of the Company's previous Letter B share during a period determined in the terms of the option program. The period for the Letter A options is 1 Aug.–31 Oct. 1998, Letter B options 1 Nov. 1998–1 Jan. 1999 and Letter C options 1 Feb.–30 Apr. 1999.

Stock Option Plan 2001

        According to the Stock Option Plan approved by the Annual General Meeting on 26 March 2001, key personnel of the Company have been issued stock options as a part of an incentive program. The maximum number of stock options to be issued is 860,000, of which 430,000 are marked with a letter A and 430,000 with a letter B, entitling to subscription of a total of 860,000 shares of the Company. From the share subscription price of stock options 2001A and 2001B shall, as per the dividend record date, be deducted the amount of the special dividend, which differs from the Company's normal dividend policy and is determined by the Board of Directors, distributed after the beginning of the period for determination of the subscription price but before the date of subscription for shares.

Stock options	Options granted at Dec. 31, 2001	Shares to be subscribed	Subscription period	Exercise price adjusted for share issue, EUR(1)
2001A	341,800	341,800	1.12.2003–30.6.2007	35.54
2001B	20,000	20,000	1.12.2004–30.6.2007	43.08

	361,800	361,800

(1)
The exercise price is based on the trade volume weighted average price of the Company's share during a period determined in the terms of the option program. The period for the Letter A options is 1 Aug.–3 Jun. 2001 and for the Letter B options 1 Oct.–31 Dec. 2001.

        If a stock option holder ceases to be employed by or in the service of the Company for any other reason than retirement or death, then such person shall without delay offer to the Company free of charge such option certificates for which the share subscription period has not commenced. In stock option plan 1998 there is an exception for this for a member of the Board of Directors who is not employed by or in the service of the Company on a full time basis.

Distributable funds

	2000	2001
	EUR thousand
Total distributable funds at December 31 were as follows
Retained earnings	261,163	285,084
Net income	46,579	72,136
Equity share of untaxed reserves	-24,322	-21,998

	283,420	335,223

        Total distributable funds of the parent company at December 31, 2001 were EUR 365,197 thousand.

14.  Deferred tax assets and liabilities

	2000	2001
	EUR thousands
Deferred tax assets
Internal margin in inventories	11,502	10,538
Differences between book and tax basis	21,390	15,899
Valuation allowance	-12,843	-12,026

	20,049	14,411

Deferred tax liabilities
Accelerated depreciation and reserves	9,935	8,985
Differences between book and tax basis	10,044	13,571

	19,979	22,556

        At December 31, 2001 accumulated tax loss carryforwards, mainly attributable to foreign subsidiaries amounted to EUR 25,480 thousand, of which approximately EUR 8,730 have no expiration date. The remaining loss carryforwards expire during 2002–2019. At December 31, 2000 accumulated tax loss carryforwards amounted to EUR 46,691 thousand. The net operating loss benefits for the years ended December 31, 2001 and 2000 amounted approximately to EUR 19,300 thousand and EUR 16,970 thousand, respectively.

15.  Long-term liabilities

	2000	2001
	EUR thousands
Long-term interest bearing liabilities
Loans from financial institutions	146,717	130,036
Other long-term interest bearing liabilities	156	84

	146,873	130,120

Long-term non-interest bearing liabilities
Other long-term non-interest bearing liabilities	7,103	7,000

	7,103	7,000

Total long-term liabilities	153,976	137,120

        Maturities of long-term liabilities as of December 31, 2001 were as follows:

Year	2003	4,152
	2004	223
	2005	125,511
	2006
	2007	150
Thereafter		7,084

		137,120

        The Company has had a syndicated credit facility of USD 300 million (EUR 340 million) since July 1998. The term of the syndicated credit facility is seven years with repayment in five semiannual installments beginning at the end of the fifth year. The facility is a multi-currency facility, and the credit presently outstanding is denominated in USD 80 million, JPY 2,500 million, SEK 60 million and CAD 9 million. The average interest rate, based on LIBOR, for the above currencies was 2.1% at December 31, 2001. After the fifth year, the margin on the interest rate will increase from 0.225% to 0.25% for the two remaining years. The commitment fee for the undrawn balances is 0.10% per annum. The terms of the credit facility contain certain debt covenants including limitations on indebtedness, liens, change of business, mergers, and disposal of assets.

16.  Short-term liabilities

	2000	2001
	EUR thousands
Short-term interest bearing liabilities
Loans from financial institutions	24,851	14,518
Commercial papers	75,873	63,683
Other loans	309	448

	101,033	78,649

        The weighted average interest rate for short-term interest bearing debt at December 31, 2001 was approximately 4.0% and at December 31, 2000 approximately 5.5%. Instrumentarium maintains lines of credit and overdraft arrangements with certain banks. The unused portion aggregated to EUR 11,802 thousand at December 31, 2001.

	2000	2001
	EUR thousands
Short-term non-interest bearing liabilities
Advance payments	2,979	3,836
Accounts payable	57,110	58,673
Other short-term liabilities	15,769	16,563
Accrued liabilities	116,618	125,619

	192,476	204,691

Total short-term liabilities	293,510	283,340

Accrued liabilities consist of the following:
Accrued payroll	33,622	39,542
Accrued interest and exchange losses for derivatives	759	1,799
Accrued income taxes	18,548	18,288
Other post-retirement benefits	20,958	28,731
Accrued warranty expense	5,350	7,591
Other	37,381	29,669

	116,618	125,619

17.  Commitments and contingencies

	2000	2001
	EUR thousands
On behalf of Instrumentarium
Securities pledged for commitments	72
Mortgages for bank guarantees	3,364	3,364
Guarantees	9,505	10,207
Other commitments	12,246	8,642

	25,187	22,213

Pension commitments
Other pension commitments	240	249

	240	249

Commitments and contingencies, total	25,427	22,462

        At December 31, 2001 and 2000 the Group was contingently liable for approximately EUR 405 thousand and EUR 456 thousand, respectively, relating to repurchase obligations.

Ohmeda Medical patent lawsuits in the USA

        Ohmeda Medical ("Ohmeda Medical"), which operates as part of Datex-Ohmeda, Inc. has been named defendent in the United States District Court for the Southern District of Indiana in a patent lawsuit filed by Hill-Rom, Inc. ("Hill-Rom") in September 2000. On 29 May 2001 the District Court issued a preliminary injunction enjoining Ohmeda Medical from the sale or manufacture in the USA of one product, the Giraffe Omnibed, as applied for by plaintiff Hill-Rom, pending a full trial on the merits of the alleged infringement. The District Court order allowed, however, the delivery of products already ordered by customers.

        On 22 June 2001 Ohmeda Medical appealed the preliminary injunction to the U.S. Court of Appeals for the Federal Circuit, also requesting the Court to issue an emergency stay of the preliminary injunction, pending a full hearing of the appeal. On 25 June 2001 the Court granted a temporary stay of the preliminary injunction pending consideration. On 1 August 2001, after consideration, the Court denied Ohmeda Medical's request for the emergency stay of the preliminary injunction, thus reversing the ruling of 25 June 2001. The District Court denied on 29 January 2002 Ohmeda Medical's request to dissolve the injunction based on a new prior art reference and Ohmeda Medical has appealed also this decision to the Federal Circuit. Currently, Ohmeda Medical may not sell or manufacture Giraffe OmniBeds in the USA except for those already ordered. If the manufacture and sale of the Giraffe Omnibed is prevented for a considerable period of time, it will impact the profitability of Ohmeda Medical. Based on all the information available to the company, it is not expected that the eventual outcome of the trial will have a material negative effect on the financial position of the Instrumentarium Group.

        In July 2001, Ohmeda Medical filed a lawsuit against Hill-Rom in the United States District Court for the District of Delaware. The lawsuit claims that, in its new incubator/warmer, Hill-Rom is infringing on two patents recently granted to Ohmeda Medical. In October 2001 Ohmeda Medical filed another lawsuit against Hill-Rom in the United States District Court for the District of Delaware, claiming that it has priority over a patent newly issued to Hill-Rom and the Hill-Rom patent is invalid. The Delaware Court has consolidated these two lawsuits. Hill-Rom filed in October 2001 a lawsuit against Ohmeda Medical in the United States District Court for the Southern District of Indiana claiming that Ohmeda Medical infringes its newly issued patent. Ohmeda Medical has requested this lawsuit be stayed or transferred to Delaware.

18.  Leasing contracts

        Minimum annual rental commitments at December 31, 2001, principally for non-cancelable operating leases, were as follows:

Fiscal year	EUR thousands
2002	16,113
2003	12,693
2004	9,276
2005	8,129
2006	3,153
thereafter	4,048

53,412

19.  Financial instruments

Financial risk management and derivative financial instruments

        The Company's financial risks are managed according to a financial risk management policy set and approved by the Board of Directors of Instrumentarium Corporation. The objective of the financial risk management policy is to identify and analyze risk positions, to measure the risks and to hedge against them using appropriate and cost-effective means. The Company has market risk exposures to foreign exchange rates, interest rates and marketable equity securities, together with liquidity and credit risks.

Market risk

        Variety of derivative financial instruments are used, principally foreign exchange forward contracts, foreign exchange options, interest rate futures, forward rate agreements, interest rate options and interest rate swaps. Foreign exchange and interest rate related instruments are used to r educe exposures to market risk resulting from fluctuations in foreign exchange and interest rates by creating offsetting exposures. Leveraged financial instruments are not used.

        The foreign exchange position of the Company is managed centrally. Foreign exchange related contracts are held on a fair value basis and unrealized gains and losses are recognized through current period net income. Foreign exchange forward contracts and foreign exchange options are us ed to hedge the foreign exchange risk on certain commercial assets (accounts receivable) and liabilities (accounts payable) and a proportion of related anticipated cash flows denominated in foreign currencies up to 9 months forward. The principal foreign currency to which the Company is exposed is the U.S. dollar. Loans are used to hedge part of equity investments of the Company in foreign subsidiaries.

        The interest rate position of the Company is managed centrally. Interest rate related contracts are held on a fair value basis and unrealized gains and losses are recognized in net income on a current basis.

        Derivatives are designated at inception as a hedge with respect to the hedged item or group of items with similar characteristics. Derivatives are measured for effectiveness both at inception and on an ongoing basis. Deferral (hedge) accounting is applied only if the derivative reduces the risk of the underlying hedged item and is designated at inception as a hedge with respect to the hedged item. If a derivative financial instrument ceases to meet the criteria for hedge accounting, any subsequent gains or losses are recognized through current period net income. If an anticipated transaction does not occur, the related hedge is restated at fair value and any gains or losses are recognized in net income. If a hedging instrument is sold or terminated prior to maturity, gains or losses are deferred until the hedged item is recognized in net income.

        Marketable equity securities holdings are minor. Price risk of these marketable equity securities is not hedged.

Liquidity risk

        The Company's goal is to maintain liquidity at an appropriate level in relation to its business activities at all times. The Company has unused credit lines at its disposal in addition to the liquid funds in the balance sheet.

Credit risk

        Credit risks arising from financial operations are managed by entering into contracts only with counterparties with a good credit standing. The Company sets cash and maturity limits on these approved counterparties and monitors their credit positions and ratings continuously.

Carrying amount, notional and fair value

        The table below shows the notional principal, fair value and credit risk amounts of the Company's foreign currency instruments and interest rate derivatives at December 31, 2001 and 2000. The notional principal amount for off-balance-sheet instruments provide one measure of the transaction volume outstanding as of year-end, and does not represent the amount of Company's exposure to credit risk or market loss. The credit risk amount in the table below represents the Company's gross exposure to potential accounting loss on these transactions if all counterparties failed to perform according to the terms of the contract. The Company's exposure to credit loss and market risk will vary over time as a function of interest rates and currency exchange rates. The estimates of fair value are based on applicable and commonly used pricing models using prevailing financial market information as of December 31, 2001 and 2000. Although the table below reflects the notional principal, fair value, and credit risk amounts of the Company's foreign exchange and interest rates instruments, it does not reflect the gains or losses associated with the exposures and transactions that the foreign exchange and interest rate instruments are intended to hedge. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

	Notional principal	Fair value	Credit risk	Carrying amount
	At December 31, 2001 EUR thousands
Foreign exchange instruments
Forwards to buy	55,018	1,333	1,333	1,333
Forwards to sell	90,233	-1,162		-1,162
Options purchased	20,240	124	124	124
Options written	20,378	-47		-47
Interest rate instruments
Futures	50,000	-16		-16
Options purchased	1,491
	Notional principal	Fair value	Credit risk	Carrying amount
	At December 31, 2000 EUR thousands
Foreign exchange instruments
Forwards to buy	43,150	66	66	66
Forwards to sell	128,055	356	356	356
Options written	14,067	-407		-407
Interest rate instruments
Options purchased	2,983	23	23	23

Fair value of other financial instruments

        The carrying amounts reflected in the consolidated balance sheets for short-term financial instruments approximate fair value.

        Shares and holdings in associated companies are unquoted securities. The estimated fair value is the same as book value at December 31, 2001 and 2000. The fair value of Company's long-term loans (both receivables and payables) is estimated based on quoted market prices for the same or similar issues or on current rates offered to the Company for loans of the same remaining maturities. The fair value of long term liabilities, long-term receivables and loans receivable and payable is not significantly different from their carrying.

20.  Personnel expenses and number of personnel

	1999	2000	2001
	EUR thousands
Personnel expenses
Salaries, bonuses and fees to the members of the Supervisory Board, Board of Directors and Presidents	2,683	3,671	4,163
Wages and salaries total	219,465	245,069	258,973
Pension expenses	22,025	19,822	29,289
Other personnel expenses	26,054	29,089	30,768

	267,545	293,980	319,030

	1999	2000	2001
Number of personnel
Personnel, average	5,172	5,205	5,317
Personnel, at year end	5,128	5,217	5,386

Pension arrangements for management

        The members of the Board of Directors of Instrumentarium Corporation employed by the Company may retire at the age of 60.

        The retirement age of the managing directors of the Group companies is determined according to local standards in respective countries.

21.  Shareholdings in subsidiaries and associated companies

Subsidiary	Country	Shareholding % Dec. 31, 2001
Anesthesia and Critical Care
Datex-Ohmeda B.V.	Netherlands	100.0
Datex-Ohmeda (Canada) Inc.	Canada	100.0
Datex-Ohmeda GmbH	Germany	100.0
Datex-Ohmeda, Inc.	USA	100.0
Datex-Ohmeda (India) Pvt. Ltd.	India	100.0
Datex-Ohmeda K.K.	Japan	100.0
Datex-Ohmeda Ltd.	Great Britain	100.0
Datex-Ohmeda Pte. Ltd.	Singapore	100.0
Datex-Ohmeda Pty. Ltd.	Australia	100.0
Datex-Ohmeda S.A.S	France	100.0
Datex-Ohmeda S.L.	Spain	100.0
Datex-Ohmeda S.p.A.	Italy	100.0
Instrumentarium AB	Sweden	100.0
Deio Corporation	Finland	97.6
Deiobox Oy	Finland	100.0
Deio (Canada) Inc.	Canada	100.0
Deio GmbH	Germany	100.0
Deio Holdings, Inc.	USA	100.0
Deio, Inc.	USA	100.0
Deio Ltd.	Great Britain	100.0
Deio s.r.l	Italy	100.0
Deio Pte. Ltd.	Singapore	100.0

Deio AB	Sweden	100.0
Deio B.V.	Netherlands	100.0
Deio S.A.S	France	100.0
Medical Equipment
Instrumentarium Imaging Dental GmbH	Germany	51.0
Instrumentarium Imaging France S.A.R.L.	France	100.0
Instrumentarium Imaging Inc.	USA	100.0
Instrumentarium Imaging Italia s.r.l.	Italy	100.0
Instrumentarium Imaging Ziehm GmbH	Germany	100.0
Instrumentarium Imaging Ziehm, Inc.	USA	100.0
Soredex, Inc.	USA	100.0
Medko Medical Ltd.	Finland	100.0
Instrumentarium Medical OÜ	Estonia	100.0
SIA Instrumentarium Medical	Latvia	100.0
Merivaara AB	Sweden	100.0
Merivaara Norge AS	Norway	100.0
Merivaara France S.A.R.L.	France	100.0
Optical Retail
Instru optiikka Oy	Finland	100.0
Ögat AB	Sweden	100.0
Instrumentarium Optika OÜ	Estonia	100.0
SIA Instrumentarium Optika	Latvia	100.0
ZAO Instrumentarium	Russia	100.0
Scanvision B.V.	Netherlands	100.0
Pika-Optiikka Oy	Finland	100.0
Suomen Keskusoptiikka Oy	Finland	100.0
Glasögönspecialisten Rossander AB	Sweden	100.0
Farsta Glasögon AB	Sweden	100.0
Optiker Simson AB	Sweden	100.0
Ögat Förvaltning Aktiebolag	Sweden	100.0
Other
Instru Holdings, Inc.	USA	100.0
Instrumentarium Holdings, Inc.	USA	100.0
Datia Holdings B.V.	Netherlands	100.0
Eksperimentarium Oy	Finland	100.0
Oy Bergenheim Yhtiöt Ab	Finland	100.0
Oy Dentaldepot Ab	Finland	100.0
Oy Metava Ab	Finland	100.0
Medko Oy	Finland	100.0
Sotem Oy	Finland	100.0
Kiinteistö Oy Kantaatti	Finland	100.0
Kiinteistö Oy Lahti Puustellintie 3	Finland	100.0
Latned-ML Oy	Finland	100.0
Ivoum-ML Oy	Finland	100.0
Associated company	Country	Shareholding % Dec. 31, 2001
Abmin Technologies Oy	Finland	42.5
IBD Holdings LLC	USA	50.0
Intensium Oy	Finland	34.5

PARENT COMPANY INCOME STATEMENT

	2000	2001
	EUR thousands
Net sales	317,042	291,179
Cost of goods sold	-143,746	-151,626

Gross profit	173,296	139,553

Selling and marketing expenses	-80,395	-37,400
Research and development expenses	-26,690	-26,855
General and administrative expenses	-27,459	-21,311
Other operating income and expenses, net	14,292	4,289

Operating profit	53,043	58,276

Financing income and expenses, net	22,415	18,881

Income before extraordinary items	75,458	77,157

Extraordinary income and expenses, net		-10,735

Income after extraordinary items	75,458	66,422

Change in appropriations	2,401	3,383
Income taxes	-24,595	-14,772

Net income	53,265	55,033

PARENT COMPANY BALANCE SHEET

	Dec. 31, 2000	Dec. 31, 2001
	EUR thousands
ASSETS
NON-CURRENT ASSETS
Intangible assets	5,216	8,467
Tangible assets	55,037	50,903
Investments in Group companies	496,598	521,719
Investments in associated companies	432	649
Other investments	18,989	24,249

Total non-current assets	576,273	605,986

CURRENT ASSETS
Inventories	43,782	33,489
Short-term receivables	291,399	283,932
Cash and cash equivalents	4,633	2,483

Total current assets	339,814	319,904

TOTAL ASSETS	916,087	925,890

SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Share capital	48,169	48,169
Share premium account	110,778	110,778
Reserve for treasury shares	42	62
Retained earnings	280,919	310,164
Net income for the period	53,265	55,033

Total shareholders' equity	493,172	524,206

Appropriations	33,816	28,624

LIABILITIES
Long-term liabilities	142,425	125,884
Short-term liabilities	246,675	247,175

Total liabilities	389,099	373,059

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	916,087	925,890

PARENT COMPANY STATEMENT OF
CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium account	Treasury shares	Retained earnings	Total
	EUR thousands
Balance at December 31, 1999	48,169	110,778	17	297,579	456,543

Transfer to reserve for treasury shares			25	-25
Dividends				-16,143	-16,143
Donation				-25	-25
Reverse of revaluation				-467	-467
Net income				53,265	53,265

Balance at December 31, 2000	48,169	110,778	42	334,183	493,172

Transfer to reserve for treasury shares			20	-20
Dividends				-23,974	-23,974
Donation				-25	-25
Net income				55,033	55,033

Balance at December 31, 2001	48,169	110,778	62	365,197	524,206

SHARES AND SHAREHOLDERS

Shares and voting rights

        The share capital of Instrumentarium Corporation on 31 December 2000 was EUR 48,168,742 and it was divided into 24,084,371 shares. The minimum share capital stipulated in the Articles of Association is EUR 35,000,000 and the maximum share capital is EUR 140,000,000. All shares have an equal voting right and they confer on their holders the same rights to Company assets and profit distribution.

        Incorporated into the Company's Articles of Association, is a clause on redemption obligation, according to which a shareholder whose holding of the total shares of the Company equals or exceeds one third (1/3) or one half (1/2) shall be liable, at the request of other shareholders, to redeem their shares. More detailed provisions related to the redemption obligation are included in the Articles of Association.

Stock exchanges

        The share of Instrumentarium Corporation has been quoted on the Helsinki Exchanges since 1971. The Company has one listed share series (HEX: INS1V) and it is listed in the Telecommunication and Electronics business sector on the Main List of the Helsinki Exchanges. American Depositary Receipts (ADRs) have been traded on the NASDAQ Stock Market in the United States since 1983 (NASDAQ: INMRY). Two ADRs equal one share. At the end of 2001 there were 325,484 ADRs outstanding on the NASDAQ list.

Stock options

        As part of the Group incentive program, Instrumentarium Corporation currently has two Stock Option Plans, with options that allow the holder to subscribe to shares in Instrumentarium Corporation. Based on the 1998 Stock Option Plan, key personnel, members of the Board of Directors of the parent company as well as a wholly owned subsidiary of Instrumentarium Corporation have been issued a total of 1,300,000 stock options of which 209,013 stock options have been cancelled. Based on the 2001 Stock Option Plan, key personnel and a wholly owned subsidiary of Instrumentarium Corporation have been issued 860,000 stock options (see also page 38). The maximum amount of outstanding stock options is 1,950,987 and, if fully exercised, they would correspond to 8.25% of the Company's shares and voting rights.

Management shareholding

        At the end of 2001, the members of the Board of Directors including the President and CEO of Instrumentarium Corporation, as well as organisations under their control, held 64,027 shares, representing 0.27% of the Company's shares and voting rights. The stock options granted to members of the Board of Directors correspond to 0.51% of the Company's shares and voting rights.

Holding of own shares

        Instrumentarium owned 111,361 shares of its own at the end of 2001, received as dividends in 1999-2001.

Authorizations of the Board of Directors

        The Board of Directors of Instrumentarium Corporation is authorized to decide on the purchase of a maximum number of 1,200,000 Company's own shares with the funds available for distribution of profits, and on the disposal of all authorized purchased and otherwise held own shares.

        The Board of Directors of Instrumentarium Corporation is also authorized to increase the share capital by a maximum number of 2,500,000 shares by means of a rights issue in one or several lots. The authorizations are in effect until the 2002 Annual General Meeting, however only for a maximum period of one year from the date of the decision of the Annual General Meeting, 26 March 2001.

        The Board of Directors of Instrumentarium Corporation has neither authorized the purchase or disposition of own shares, nor authorized an increase in share capital during the year. The Board of Directors has neither had an authorization to issue convertible debt, nor warrants during the year.

Shareholder agreements

        The Board of Directors is not aware of any shareholder agreements concerning the Company's shares.

Distribution of ownership on 31 December 2001

Number of shares	Number of shareholders	% of total shareholders	Number of shares	% of shares
1-100	8,655	47.4	396,303	1.6
101-500	6,238	34.2	1,461,273	6.1
501-1,000	1,513	8.3	1,099,488	4.6
1,001-5,000	1,460	8.0	2,940,472	12.2
5,001-10,000	198	1.1	1,374,709	5.7
over 10,000	179	1.0	16,800,210	69.8
Shares not transferred to the book-entry systems			11,916	0.0

Total	18,243	100.0	24,084,371	100.0

Ownership structure on 31 December 2001

Group	Number of shareholders	Number of shares	% of shares
Companies
Public	5	14,063	0.1
Private	741	2,171,267	9.0
Insurance and financial institutions	100	3,883,442	16.1
Public entities	69	3,195,377	13.3
Associations and foundations	466	2,772,634	11.5
Households	16,746	6,981,997	29.0
Foreign shareholders	106	124,596	0.5
Nominee-registered shares	10	4,929,079	20.5
Shares not transferred to the book-entry systems		11,916	0.1

Total	18,243	24,084,371	100.0

Principal shareholders on 31 December 2001

Shareholder	Number of shares	% of shares
1. Sampo Group	1,204,554	5.0
Sampo Life Insurance Company Limited	932,332	3.9
Sampo Insurance Company Ltd.	192,222	0.8
Sampo Industrial Insurance Company Ltd.	80,000	0.3
2. Tapiola Insurance Group	952,949	4.0
Tapiola Mutual Pension Insurance Company	425,665	1.8
Tapiola General Mutual Insurance Company	319,889	1.3
Tapiola Mutual Life Assurance Company	151,108	0.6
Tapiola Corporate Life Insurance Company	56,287	0.2
3. Suomi Group	785,100	3.3
Suomi Mutual Life Assurance Company	466,500	1.9
Suomi Insurance Company Ltd.	318,600	1.3
4. Varma-Sampo Mutual Pension Insurance Company	715,559	3.0
5. Mutual Pension Insurance Company Ilmarinen Ltd.	685,646	2.8
6. Medical Investment Trust Oy (MIT)	400,000	1.7
7. The Local Government Pensions Fund	357,234	1.5
8. Folkhälsan	347,345	1.4
9. Pohjola Non-Life Insurance Company Ltd.	294,600	1.2
10. Etra-Invest Oy Ab	275,175	1.1
11. Instrumentarium Scientific Fund	260,719	1.1
12. H. Kuningas & Co Oy Ab	249,685	1.0
13. The Finnish Cultural Foundation	236,029	1.0
14. The Finnish Medical Society Duodecim	225,116	0.9
15. The Social Insurance Institution	210,235	0.9
16. Inez and Julius Polins Foundation	163,000	0.7
17. OP-Delta Fund	133,454	0.6
18. Evald and Hilda Nissi Foundation	129,125	0.5
19. Jenny and Antti Wihuri Foundation	115,011	0.5
20. Pensionfund Polaris	113,408	0.5

	7,853,944	32.6
Nominee registered shares	4,929,079	20.5
Other shareholders	11,301,348	46.9

Total	24,084,371	100.0

Share issues since 1988

Share issue	Subscription period	Terms of subscription or subscriber	Subscription price, EUR	Number of new shares	Total shares
Bonus issue	22.1.-23.2.88	5:1 A	—	839,025 A	6,229,025
Bonus issue	22.1.-23.2.88	5:1 Bs	—	68,917 Bs	6,297,942
Bonus issue	22.1.-23.2.88	5:1 Bv	—	170,058 Bv	6,468,000
Subscription	22.1.-23.2.88	personnel	21.86	82,000 Bs	6,550,000
Subscription	22.6.88	acquisition	37.51	86,000 Bs	6,636,000
Subscription	22.12.88	acquisition	36.66	14,100 Bs	6,650,100
Subscription	23.6.92	acquisition	50.46	66,667 A	6,716,767
Split	21.4.94	1:2 A	—	5,100,817 A	11,817,584
Split	21.4.94	1:2 B	—	1,615,950 B	13,433,534
Bonus issue	21.4.94	2:1 A	—	5,100,817 A	18,534,351
Bonus issue	21.4.94	2:1 B	—	1,615,950 B	20,150,301
Subscription	9.5.96	warrants	13.17	13,500 B	20,163,801
Rights issue	4.12.-18.12.98	51:10 B	23.55	3,920,570 B	24,084,371

SHARE CAPITAL AND PER SHARE DATA
1997-2001

		1997	1998	1999	2000	2001
Share capital on 31 December	EUR million	33.9	40.5	48.2	48.2	48.2
Market capitalization on 31 December	EUR million	644.3	843.7	777.5	503.5	1,126.7
Adjusted average number of shares
Excluding diluting effect of stock options	thousands	20,921	21,060	24,049	23,980	23,973
Including diluting effect of stock options	thousands	20,921	21,324	24,109	23,980	24,085
Adjusted number of shares on 31 December	thousands	20,921	24,084	23,996	23,974	23,973
Number of own shares on 31 December	thousands	—	—	89	111	111
Number of shareholders		9,501	9,457	19,080	20,332	18,243
Earnings per share	EUR	1.98	0.75	0.69	1.80	3.01
Diluted earnings per share	EUR	1.98	0.74	0.69	1.80	3.00
Earnings per share U.S. GAAP	EUR	2.01	0.21	0.53	3.36	2.97
Diluted earnings per share U.S. GAAP	EUR	2.01	0.21	0.53	3.36	2.96
Shareholders' equity per share	EUR	15.36	17.57	18.43	19.57	21.62
Dividend per share	EUR	0.68	0.59	0.67	0.80	1.20	*
A 100-year anniversary bonus dividend per share	EUR	—	—	—	0.20	—
Payout ratio	%	34.4	78.6	97.1	55.6	39.9	*
P/E ratio**		15.6	47.7	46.8	11.7	15.6
Dividend yield**	%	2.2	1.7	2.1	4.8	2.6	*
Performance of Instrumentarium shares
The Helsinki Exchanges
B share***
high	EUR	36.78	64.55	40.50	36.84	47.50
low	EUR	25.92	27.54	26.40	19.86	20.90
average	EUR	30.35	42.04	33.78	28.40	35.23
on 31 December	EUR	30.79	35.13	32.40	21.00	47.00
A share
high	EUR	36.94	63.19	41,00	—	—
low	EUR	25.92	27.54	25,10	—	—
average	EUR	30.59	44.19	35,47	—	—
on 31 December	EUR	30.79	34.98	—	—	—
NASDAQ, ADR
high	USD	20.74	33.96	21.75	18.50	22.20
low	USD	15.65	16.38	14.50	8.75	9.50
average	USD	18.47	25.27	17.20	12.39	17.86
on 31 December	USD	15.90	20.23	15.50	10.25	20.98
Trading volume of Instrumentarium shares
The Helsinki Exchanges
B share***		1,906,250	3,626,603	2,923,996	5,527,952	9,143,861
of shares outstanding	%	33.9	63.0	31.5	23.0	38.0
A share		2,577,665	3,738,799	6,302,742	—	—
of shares outstanding	%	16.8	24.4	41.2	—	—
NASDAQ
ADR		73,815	75,233	23,476	55,960	144,595
of Depositary Receipts outstanding	%	39.0	39.9	13.8	29.8	69.4

*
proposed by the Board of Directors

**
calculated for the share series B for years 1997-1998

***
from Dec. 20, 1999 only one share series

FINANCIAL INDICATORS 1997-2001

		1997	1998	1999	2000	2001
Net sales	EUR million	450.9	654.4	773.5	912.8	1,025.4
Change from the previous year	%	15.9	45.1	18.2	18.0	12.3
Foreign sales	EUR million	264.2	512.2	665.1	815.6	921.1
Share of net sales	%	58.6	78.3	86.0	89.3	89.8
Operating profit before non-recurring items and amortization of goodwill	EUR million	53.3	28.6	59.8	89.9	132.0
Share of net sales	%	11.8	4.4	7.7	9.8	12.9
Operating profit	EUR million	52.8	42.2	46.7	79.7	115.5
Share of net sales	%	11.7	6.5	6.0	8.7	11.3
Financing income and expenses	EUR million	4.5	-11.8	-15.5	-13.2	-11.9
Income before extraordinary items	EUR million	57.3	30.4	31.2	66.6	103.6
Share of net sales	%	12.7	4.7	4.0	7.3	10.1
Income before extraordinary items after taxes	EUR million	41.4	15.8	16.6	43.1	72.1
Share of net sales	%	9.2	2.4	2.1	4.7	7.0
Extraordinary items	EUR million	—	—	30.9	3.5	—
Income after extraordinary items	EUR million	57.3	30.4	62.0	70.1	103.6
Share of net sales	%	12.7	4.7	8.0	7.7	10.1
Income taxes	EUR million	15.9	14.6	14.6	23.5	31.4
Net income	EUR million	41.4	15.8	47.5	46.6	72.1
Share of net sales	%	9.2	2.4	6.1	5.1	7.0
Capital expenditure	EUR million	55.8	393.7	27.6	51.0	43.3
Share of net sales	%	12.4	60.2	3.6	5.6	4.2
Depreciation and amortization	EUR million	16.2	38.8	44.6	41.9	39.9
Research and development expenses	EUR million	21.1	39.7	53.3	63.8	66.6
Share of net sales	%	4.7	6.1	6.9	7.0	6.5
Dividends	EUR million	14.2	14.2	16.1	24.0	28.9	*
Shareholders' equity and minority interest	EUR million	324.2	423.7	445.6	473.2	522.6
Interest-bearing net debt	EUR million	-32.1	264.4	296.0	225.5	185.0
Total assets	EUR million	466.3	925.8	945.1	940.7	965.6
Return on investment (ROI)%		17.7	10.2	6.6	10.8	16.0
Return on equity (ROE)%		13.4	4.2	3.8	9.5	14.6
Equity Ratio	%	70.2	46.0	47.1	50.3	54.1
Gearing	%	-9.9	62.4	67.0	48.1	35.7
Average number of employees		2,753	4,513	5,172	5,205	5,317

*
proposed by the Board of Directors

CALCULATION PRINCIPLES OF FINANCIAL RATIOS

Return on investment (ROI) %	=	Income before extraordinary items
+ interest and other expenses related to interest bearing liabilities
Balance sheet total - treasury shares - non-interest bearing liabilities
		(average during the year)	× 100
Return on equity (ROE) %	=	Income before extraordinary items - income taxes Shareholders' equity - treasury shares + minority interest (average during the year)	× 100
Equity ratio %	=	Shareholders' equity - treasury shares + minority interest Balance sheet total - treasury shares - advances received	× 100
Gearing %	=	Interest bearing net liabilities Shareholders' equity - treasury shares + minority interest	× 100
Market capitalization	=	(Number of shares on 31 December - treasury shares) × Last trading price on 31 December
Earnings per share	=	Income before extraordinary items - income taxes -/+ minority interest Adjusted average number of shares without treasury shares
Shareholders' equity per share	=	Shareholders' equity - treasury shares Adjusted number of shares on 31 December without treasury shares
Dividend per share	=	Nominal dividend per share Adjustment coefficients of the share issues that have taken place during or after the year
Payout ratio %	=	Dividend per share Earnings per share	× 100
P/E ratio	=	Adjusted last trading price on 31 December Earnings per share
Dividend yield %	=	Dividend per share Last trading price on 31 December	× 100

AUDITORS' REPORT

To the Shareholders of Instrumentarium Corporation

        We have audited the accounting, the financial statements and the corporate governance of Instrumentarium Corporation for the financial year 2001. The financial statements, which include the report of the Board of Directors, consolidated and parent company income statement, balance sheet and notes to the financial statements, have been prepared by the Board of Directors and the President and CEO. Based on our audit we express an opinion on these financial statements and on corporate governance.

        We have conducted the audit accordance with Finnish Standards on Auditing. Those standards require that we perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management as well as evaluating the overall financial statement presentation. The purpose of our audit of corporate governance is to examine that the members of the Board of Directors and the President and CEO have legally complied with the rules of the Companies' Act.

        In our opinion the financial statements have been prepared in accordance with the Accounting Act and other rules and regulations governing the preparation of the financial statements. The financial statements give a true and fair view, as defined in the Accounting A ct, of both the consolidated and parent company's result of operations as well as of the financial position. The financial statements with the consolidated financial statements can be adopted and the members of the Board of Directors and the President and CEO of the parent company can be discharged from liability for the period audited by us. The proposal by the Board of Directors regarding the distributable assets is in compliance with the Companies' Act.

Helsinki, 12 February 2002

SVH Pricewaterhouse Coopers Oy
Authorized Public Accountants

Heikki Lassila
Authorized Public Accountant

STOCK EXCHANGE RELEASE 23/02 October 31, 2002 at 9.00 am

INSTRUMENTARIUM
INTERIM REPORT FOR JANUARY-SEPTEMBER 2002

        Instrumentarium's results for January-September improved, despite the negative impact of the Spacelabs acquisition on third quarter profitability. Following the acquisitions and divestments during the year, Instrumentarium is now completely focussed on medical technology.

  •
  Net sales EUR 772.0 million (for year 2001: EUR 712.4 million)

  •
  Operating profit before non-recurring items and amortization of goodwill EUR 84.7 million (EUR 82.9 million)

  •
  Income before extraordinary items EUR 66.6 million (EUR 60.5 million)

  •
  Earnings per share EUR 0.89 (EUR 0.86)

GROUP NET SALES AND PROFIT

        Instrumentarium's net sales for January-September were EUR 772.0 million (EUR 712.4 million), an increase of 8% compared to the same period in the previous year. The acquisition of Spacelabs Medical in July was the biggest factor impacting growth in sales and as a result the Anesthesia and Critical Care segment achieved 9% growth in sales. For Datex-Ohmeda alone, sales for the first nine months were at the same level as in the corresponding period in the previous year. In relative terms, the increase in sales was highest for the Medical Equipment segment, in which the combined sales of Instrumentarium Imaging and Soredex increased 48%, with organic growth of 30%. The net impact on sales of the businesses divested earlier in the year was to reduce Group sales by two percentage points for the nine months.

        Operating profit before non-recurring items and amortization of goodwill was EUR 84.7 million (EUR 82.9 million). There was clear growth in operating profit for the Anesthesia and Critical Care segment due to the continuing improvement in profitability at Datex-Ohmeda. The operating profit for Spacelabs Medical in July-September was clearly negative. Operating profit for the Medical Equipment segment was lower than in the previous year, primarily due to the modest profitability at Ohmeda Medical in the first half of the year. However, the operating result for the third quarter improved strongly. Operating profit for Optical Retail was somewhat lower than in the previous year.

        Other operating income was a net EUR 5.4 million (EUR 0.3 million) and primarily comprised gains on the sale of fixed assets and rental income. Non-recurring expenses were a net EUR 5.6 million and they comprised the restructuring and integration costs as well as other non-recurring costs related to the acquisitions and divestments, offset by non-recurring income related to the gain on sale of the hospital furniture business. Net financial items were positive at EUR 0.4 million (EUR -10.1 million) due to positive foreign exchange rate differences related to hedging foreign currencies in operations. Income before extraordinary items was EUR 66.6 million (EUR 60.5 million). Earnings per share were EUR 0.89 (EUR 0.86).

        In September Instrumentarium signed an agreement to sell the Optical Retail business to Holland-based Pearle Europe B.V. for EUR 124.4 million. The gain on the sale after tax and costs related to the transaction is estimated to be EUR 77 million.

DEVELOPMENT BY BUSINESS SEGMENT

Anesthesia and Critical Care

        Net sales for the Anesthesia and Critical Care segment, totaled EUR 541.5 million (EUR 497.5 million), which is 9% higher than in the previous year. Growth was due to the Spacelabs Medical acquisition. Sales for Spacelabs Medical in July-September were EUR 44.6 million and, as expected due to the integration process of the businesses, lower than for the corresponding period last year. Sales for Datex-Ohmeda were at the same level as for the previous year's nine-month period.

        By product area in the Anesthesia and Critical Care segment highest growth in sales was in patient monitoring, due to the acquisition. Datex-Ohmeda's sales of patient monitors were lower than last year. Sales of both integrated anesthesia workstations and stand-alone anesthesia machines increased. Also, sales of service grew.

        By market area, growth was strongest in the Asia-Pacific region. In North America growth in sales was due to the acquisition. Datex-Ohmeda's sales in the USA increased, but sales to Canada were clearly down due to the large deliveries to Canada scheduled for the comparable period in the previous year. Sales in Europe were lower. For the Anesthesia and Critical Care segment, North America accounted for 49% of sales, Europe for 33%, the Asia-Pacific region for 13% and the rest of the world for 5%.

        Operating profit before non-recurring items and amortization of goodwill for the Anesthesia and Critical Care segment grew to EUR 71.9 million (EUR 62.8 million). The higher operating profit was primarily due to improved gross margins at Datex-Ohmeda. The operating result for Spacelabs Medical for July-September was a loss of EUR 5.2 million. Efforts to develop Deio went according to plan and negatively impacted operating profit of the Anesthesia and Critical Care segment by EUR 6.5 million (EUR 7.3 million).

Medical Equipment

        Sales in the Medical Equipment segment were EUR 147.7 million (EUR 118.5 million), representing growth of 25% over the previous year. The growth in sales was solely due to the strong increase in sales of diagnostic imaging equipment by Instrumentarium Imaging and Soredex. At Ohmeda Medical, sales of infant care and suction and oxygen therapy products were lower than last year.

        The combined sales of Instrumentarium Imaging and Soredex increased by 48% to EUR 94.4 million (EUR 63.8 million). Organic growth was approximately 30%. Clear growth in sales was recorded in each of the three product areas, dental, mammography and surgical imaging devices. Sales of dental products without the effect of the acquisition increased by approximately one-third. Strongest organic growth was, however, in the mammography product area. The combined profitability of the diagnostic imaging divisions was slightly less than the level of the previous year, due to a lower gross margin. The decline in the gross margin was primarily due to additional manufacturing and marketing costs associated with bringing new products to market.

        Ohmeda Medical's net sales remained at the previous year's level and were EUR 50.4 million (EUR 50.8 million). After a slow start to the year, sales grew strongly in the third quarter of the year for both neonatal care products, as well as suction and oxygen therapy products. Sales have been hampered during the year by the injunction on the sale and manufacturing of the Giraffe OmniBed neonatal carestation since the beginning of August last year related to a patent infringement dispute in the USA brought by plaintiff Hill-Rom, Inc. An agreement with Hill-Rom was reached on 19 August 2002, after which Ohmeda Medical has been able to sell the Giraffe OmniBed product. Operating profit at Ohmeda Medical was lower than in the same period for the previous year, but was clearly positive. The main reason for the reduced profitability were the lower margins of other products delivered while Giraffe OmniBed was not available for sale.

        In the Medical Equipment segment, operating profit before non-recurring items and amortization of goodwill was EUR 8.7 million (EUR 10.9 million). The lower operating profit was due to weaker profitability at Ohmeda Medical.

Optical Retail

        Net sales for the Optical Retail segment were EUR 78.5 million (EUR 77.0 million), representing growth of 2% compared to the previous year. Segment operating profit before non-recurring items and amortization of goodwill was EUR 7.3 million (EUR 7.7 million). On 19 September 2002 Instrumentarium announced that it had signed an agreement to sell the Optical Retail business to Holland-based Pearle Europe B.V. for EUR 124.4 million. The gain on the sales after tax and costs related to the transaction is estimated to be EUR 77 million, to be recorded as extraordinary income in the fourth quarter.

SPACELABS MEDICAL ACQUISITION

        Instrumentarium has completed its 90-day planning period for the incorporation of the Spacelabs Medical businesses into Instrumentarium's anesthesia and critical care operations. Spacelabs Medical will be responsible for Instrumentarium's critical care operations in the USA and outside North America Spacelabs Medical's operations are to be integrated into Datex-Ohmeda. The strategic alternatives for the areas outside Spacelabs Medical's core business are being assessed.

        As a consequence of the acquisition, approximately EUR 40 million of non-recurring charges to cover restructuring, integration and other re-organization will be recorded in the income statement as well as the balance sheet for the full year 2002. Non-recurring expenses to be recorded in the income statement are not expected to exceed EUR 10 million, and adjustments recorded directly to the balance sheet are expected to be approximately EUR 30 million.

        The expected synergies from the acquisition have been further quantified and are now expected to be approximately EUR 50 million on an annual basis. The synergies are expected to be fully achieved in the second half of 2003.

FINANCING

        Net financial items were positive at EUR 0.4 million (EUR -10.1 million) due to positive foreign exchange rate differences related to hedging. In the previous year, the differences were negative. Interest expenses also decreased due to on average lower interest-bearing net debt as well as lower interest rates.

        Interest-bearing net debt totaled EUR 232.3 million (EUR 203.9 million) at the end of the reporting period. Interest-bearing net debt increased by EUR 47.2 million compared to the year-end 2001 due to the debt drawn to finance the acquisition of Spacelabs Medical. Cash generated from operations totaled EUR 115.0 million (EUR 64.6 million). During the period, working capital was reduced by EUR 43.0 million, primarily due to lowered accounts receivable. Equity ratio was 50% and gearing 44%.

R&D EFFORTS AND CAPITAL EXPENDITURE

        Research and development efforts were increased compared to the previous year in anesthesia and critical care as well as in diagnostic imaging, in both areas the increase was also due to acquisitions. Total group R&D expenses were EUR 58.6 million (EUR 47.7 million). As a share of revenues, R&D expenses amounted to 8% of net sales for anesthesia and critical care, 9% for diagnostic imaging and 6% for infant care.

        The Group's capital expenditure was EUR 188.0 million (EUR 33.7 million) for the period, of which the acquisition of Spacelabs Medical accounted for EUR 148.9 million, including related costs. EUR 16.2 million (EUR 9.9 million) was invested in machinery and equipment, EUR 4.0 million (EUR 3.7 million) in buildings and land, and EUR 167.7 million (EUR 20.1 million) in shares, intangible rights and other long-term expenditure. Planned depreciation amounted to EUR 32.0 million (EUR 29.9 million).

OWN SHARES

        The Group owned 222,722 own shares at the end of the reporting period. These shares were received between 1999 and 2001 as dividends. The shares are recorded as a long-term investment on the balance sheet at the dividend date acquisition cost of EUR 4.1 million.

PURCHASE OF OWN SHARES, TRANSFER AND INCREASE IN SHARE CAPITAL

        The Board of Directors of Instrumentarium Corporation has an authorization to decide to purchase the Company's own shares using funds available for distribution of profits, as well as the transfer of shares purchased, or otherwise already held by the Company, of a maximum number of 2,400,000 shares. In addition, the Board of Directors has an authorization to increase share capital through a rights issue by a maximum of 4,800,000 new shares in one or several lots, deviating from the existing shareholders' pre-emptive rights. The authorizations are in effect until the Annual General Meeting in 2003, though not after March 25, 2003.

BONUS SHARE ISSUE

        On 25 March 2002, the Annual General Meeting of Instrumentarium Corporation decided to increase the Company's share capital through a bonus issue, as a consequence the Company's share capital and number of shares doubled. In connection with the bonus issue, the ratio between the share and the ADR quoted on the Nasdaq in the USA was changed, such that one ADR now corresponds to one share.

        Following the bonus share issue and the subscription of shares with 1998A and 1998B stock options the Company has a share capital of EUR 96,438,644 and 48,219,322 shares.

PROSPECTS TO THE YEAR END

        For the year as a whole, profitability in the Anesthesia and Critical Care segment is expected to improve over the level for the previous year. Profitability at Datex-Ohmeda is expected to increase according to the targets set for 2002. Spacelabs Medical is expected to show a positive operative result for the last quarter of the year. Activities at Deio are being developed in line with previously announced long-term goals.

        In the Medical Equipment segment, the combined profitability of the Instrumentarium Imaging and Soredex divisions is expected to reach the same level as for the previous year. At Ohmeda Medical it is expected that sales of the Giraffe OmniBed neonatal carestation will start strongly in the final quarter of the year, although these sales will partially replace sales of other neonatal care products. Sales and operative result at Ohmeda Medical are expected to be somewhat lower than for the previous year.

        Instrumentarium's earnings per share is expected to reach the same level as for the previous year despite the significant non-recurring expenses to be recorded during the reporting year.

INCOME STATEMENT

	7-9/ 2002	7-9/ 2001	1-9/ 2002	1-9/ 2001	Change %	1-12/ 2001
	EUR million
Net Sales	282.4	246.2	772.0	712.4	+8	1,025.4
Cost of goods sold	-136.5	-120.6	-367.4	-340.9	+8	-489.9

Gross Profit	146.0	125.6	404.6	371.5	+9	535.5

Selling and marketing expenses	-68.0	-56.8	-191.3	-172.8	+11	-244.1
Research and development expenses	-22.1	-15.4	-58.6	-47.7	+23	-66.6
General and administrative expenses	-26.7	-24.0	-75.4	-68.3	+10	-94.1
Other operating income and expenses, net	1.1	0.5	5.4	0.3		1.3

Operating profit before non-recurring items and amortization of goodwill	30.4	29.9	84.7	82.9	+2	132.0

Non-recurring operating income and expenses, net	-8.8		-5.6
Amortization of goodwill	-4.6	-4.2	-13.0	-12.3	+5	-16.5

Operating profit	17.0	25.7	66.2	70.6	-6	115.5

Financing income and expenses, net	-1.6	1.6	0.4	-10.1		-11.9

Income before extraordinary items	15.5	27.3	66.6	60.5	+10	103.6

Extraordinary income and expenses, net

Income after extraordinary items	15.5	27.3	66.6	60.5	+10	103.6

Income taxes*	-5.7	-8.4	-23.9	-19.4	+23	-31.4
Minority interest	-0.0	-0.0	-0.0	-0.0		-0.0

Net income	9.8	19.0	42.7	41.1	+4	72.1

*
Taxes are estimated based on the profit for the period.

The figures in this interim report are unaudited.

DEVELOPMENT BY BUSINESS SEGMENT

	7-9/ 2002	7-9/ ** 2001	1-9/ 2002	1-9/ ** 2001	Change %	1-12/ ** 2001
	EUR million
Net sales
Anesthesia and Critical Care	206.5	174.9	541.5	497.5	+9	718.4
Medical Equipment	51.4	40.7	147.7	118.5	+25	176.3
Optical Retail	24.4	24.8	78.5	77.0	+2	104.3
Other*	0.1	5.8	4.2	19.4	-78	26.4

	282.4	246.2	772.0	712.4	+8	1,025.4

Operating profit
Anesthesia and Critical Care	26.6	24.8	71.9	62.8	+15	104.8
Medical Equipment	4.8	3.0	8.7	10.9	-20	14.1
Optical Retail	1.3	2.1	7.3	7.7	-4	10.7
Other*	-2.3	0.0	-3.2	1.6		2.4

	30.4	29.9	84.7	82.9	+2	132.0

Non-recurring items	-8.8	0.0	-5.6
Amortization of goodwill	-4.6	-4.2	-13.0	-12.3	+5	-16.5

Operating profit	17.0	25.7	66.2	70.6	-6	115.5

*
Group administration and divested operations

**
Certain prior year balances have been reclassified to conform to the current year presentation

BALANCE SHEET

	Sept. 30, 2002	Sept. 30, 2001	Change %	Dec. 31, 2001
	EUR million
ASSETS
NON-CURRENT ASSETS
Intangible assets
Intangible rights	14.5	4.6	+219	4.5
Goodwill	279.0	260.3	+7	255.6
Other capitalized expenditures	6.3	6.5	-3	5.8

	299.8	271.3	+10	265.9

Tangible assets
Land and water areas	5.2	6.0	-14	6.1
Buildings	57.3	58.7	-2	62.8
Machinery and equipment	53.3	43.0	+24	43.8
Advance payments and assets under construction	3.0	2.5	+20	3.1

	118.8	110.3	+8	115.8

Investments
Shares and holdings in associated companies	0.2			0.1
Other shares and holdings	20.7	17.5	+19	15.2
Receivables from associated companies	0.1	0.2	-75	0.1
Loans receivable	19.1	8.9	+114	19.1
Treasury shares	4.1	4.1	0	4.1

	44.0	30.6	+44	38.5

CURRENT ASSETS
Inventories	226.8	188.8	+20	175.4

Deferred tax asset	44.2	17.1	+158	14.4

Receivables
Accounts receivable	272.3	231.7	+18	292.0
Loans receivable	0.4	0.5	-26	1.5
Other receivables	13.0	18.5	-30	19.8
Prepaid expenses and accrued income	24.4	32.8	-25	18.5

	310.2	283.6	+9	331.8

Cash and cash equivalents	29.1	18.2	+60	23.8
TOTAL ASSETS	1,072.9	920.0	+17	965.6

BALANCE SHEET

	Sept. 30, 2002	Sept. 30, 2001	Change %	Dec. 31, 2001
	EUR million
SHAREHOLDERS' EQUITY AND LIABILITIES
SHAREHOLDERS' EQUITY
Share capital	96.4	48.2	+100	48.2
Share premium account	60.6	108.0	-44	108.0
Reserve for treasury shares	4.1	4.1	0	4.1
Other reserves	5.0	4.9	+2	4.9
Retained earnings	325.8	283.7	+15	285.1
Net income for the period	42.7	41.1	+4	72.1

Total shareholders' equity	534.7	490.0	+9	522.4

Minority interest	0.3	0.2	+23	0.2

Provisions	14.2

LIABILITIES
Deferred tax liabilities	15.3	19.8	-23	22.6

Long-term liabilities
Loans from financial institutions	156.8	129.9	+21	130.0
Other long-term liabilities	9.9	6.8	+46	7.1

	166.7	136.6	+22	137.1

Short-term liabilities
Loans from financial institutions	102.9	91.6	+12	78.2
Advance payments	10.1	3.9	+158	3.8
Accounts payable	59.3	53.4	+11	58.7
Other short-term liabilities	20.8	15.5	+34	17.0
Accrued liabilities	148.5	108.9	+36	125.6

	341.6	273.3	+25	283.3

Total liabilities	523.7	429.7	+22	443.0

TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	1,072.9	920.0	+17	965.6

CASH FLOW STATEMENT

	7-9/ 2002	7-9/ 2001	1-9/ 2002	1-9/ 2001	Change %	1-12/ 2001
	EUR million
Cash flow from operating activities
Net income	9.8	19.0	42.7	41.1	+4	72.1
Adjustments to net income	27.1	21.5	56.6	65.4	-13	79.7
Change in working capital	5.0	-9.0	43.0	-13.9		-12.5

Net cash provided by (used in) operating activities before interests and taxes	41.9	31.5	142.4	92.6	+54	139.3

Interests paid	-1.9	-2.3	-5.6	-9.2	-39	-11.1
Taxes paid	-4.2	-5.3	-21.8	-18.8	+16	-26.8

Net cash provided by (used in) operating activities	35.8	23.9	115.0	64.6	+78	101.4

Cash flow from investing activities
Acquired companies and businesses	-127.8	-14.8	-127.8	-17.0	+653	-17.0
Investments in other non-current assets	-23.7	-7.2	-39.0	-16.5	+136	-26.3
Proceeds from disposition of companies and businesses	0.0		18.0	0.3	+7080	0.3
Proceeds from sale of other non-current assets	0.6	0.5	3.0	2.8	+7	3.4
Increase (-), decrease (+) in short-term investments	0.2	0.1	0.2	0.5	-53	-0.2
Increase (-), decrease (+) in other long-term investments			0.0			-10.2

Net cash provided by (used in) investing activities	-150.8	-21.3	-145.6	-29.9	+386	-50.0

Cash flow after investing activities	-115.0	2.6	-30.6	34.7		51.4

Cash flow from financing activities
Dividends paid			-28.9	-24.0	+20	-24.0
Proceeds from issuance of common shares	0.2		0.9
Increase (+), decrease (-) in short-term debt	27.4	8.2	38.2	2.0	+1803	-9.6
Increase (+), decrease (-) in long-term debt	101.9	-12.0	26.7	-16.9		-16.7

Net cash provided by (used in) financing activities	129.5	-3.8	36.8	-38.9		-50.4

Net increase (+), decrease (-) in cash and cash equivalents	14.5	-1.2	6.2	-4.2		1.0

Cash and cash equivalents at beginning of period	14.5	20.2	23.8	22.4	+6	22.4
Effect of exchange rate changes on cash	0.0	-0.8	-0.9	0.0		0.3

Cash and cash equivalents at end of period	29.1	18.2	29.1	18.2	+60	23.8

PER SHARE DATA

	Sept. 30, 2002	Sept. 30, 2001	Change %	Dec. 31, 2001
	EUR
Earnings per share	0.89	0.86	+3	1.50
Diluted earnings per share	0.86	0.86	0	1.50
Shareholders' equity per share	11.06	10.13	+9	10.81
Adjusted average number of shares (in thousands)
Excluding diluting effect of stock options	47,969	47,946	+0	47,946
Including diluting effect of stock options	49,766	48,031	+4	48,170
Adjusted number of shares at the end of period (in thousands)	47,997	47,946	+0	47,946

NET SALES BY MARKET AREA

	1-9/ 2002	1-9/ 2001	Change %	1-12/ 2001
	EUR million
European Union	274.6	278.9	-2	395.5
of which Finland	70.3	78.6	-11	104.3
Rest of Europe	25.0	33.5	-25	47.3
North America	355.5	302.7	+17	442.7
Asia-Pacific	88.7	69.6	+27	100.8
Rest of the world	28.2	27.7	+2	39.0

Total	772.0	712.4	+8	1,025.4

AVERAGE NUMBER OF EMPLOYEES

	1-9/ 2002	1-9/ 2001	Change %	1-12/ 2001
	EUR million
In Finland	1,998	1,969	+1	1,990
Outside Finland	3,647	3,326	+10	3,327

Total	5,645	5,295	+7	5,317

        Number of personnel at period end September 2002 was 6,309.

COMMITMENTS AND CONTINGENCIES

	Sept. 30, 2002	Sept. 30, 2001	Change %	Dec. 31, 2001
	EUR million
On behalf of
Instrumentarium	28.0	25.2	+11	22.2
Pension commitments	0.2	0.2	+0	0.2

Total	28.2	25.4	+11	22.5

DERIVATIVE FINANCIAL INSTRUMENTS

        Instrumentarium Group uses derivative contracts to hedge against the exchange rate risks associated with cash flows and balance sheet items denominated in foreign currency. Interest rate risks related to the loan portfolio are hedged by using interest rate derivatives.

	Fair value Sept. 30, 2002	Nominal value Sept. 30 2002	Fair value Sept. 30, 2001	Nominal value Sept. 30, 2001	Fair value Dec. 31, 2001	Nominal value Dec. 31, 2001
	EUR million
Foreign exchange derivatives
Forwards	1.6	179.3	1.7	174.1	0.2	145.3
Options
Purchased	0.2	20.3	0.3	18.7	0.1	20.2
Written	0.0	9.7	-0.8	23.4	0.0	20.4
Interest rate derivatives
Futures and forwards			0.0	50.0	0.0	50.0
Options
Purchased	0.0	0.4	0.0	1.9	0.0	1.5

        Unrealized gains and losses in the portfolio of derivative financial instruments are recorded in the income statement under financing income and expenses. Carrying amount of derivative financial instruments equals their fair value.

        Statements other than historical facts made in this Interim Report are forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "are expected to", "will", "will continue", "should", "would be", "seeks", "estimates" or "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Forward-looking statements involve risk and uncertainty, because they relate to future events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include among others: 1) increased emphasis on the delivery of more cost-effective medical therapies; 2) the trend of consolidation in the medical device industry as well as among customers; 3) the difficulties and uncertainties associated with the lengthy and costly new product development and regulatory approval processes; 4) changes in governmental laws, regulations and accounting standards; 5) other legal factors including product liability, environmental concerns and patent disputes with competitors as well as safety concerns with respect to marketed products that may lead to product recalls, withdrawals or declining sales; 6) agency or government actions or investigations affecting the industry in general or the Group in particular; 7) the development of new products or technologies by competitors, technological obsolescence and other changes in competitive factors; 8) business acquisitions, dispositions, discontinuations or restructurings by the Group; 9) economic factors over which the Group has no control, including growth rates, changes in inflation, foreign currency rates and interest rates; and 10) risk factors specified in the Form 20-F for the years ended December 31, 2001 and earlier.

INSTRUMENTARIUM CORPORATION
The Board of Directors

Further information:
Juhani Lassila, Group Treasurer, +358 10 394 3422
Sean Donovan, Director, Investor Relations, +358 10 394 3645

ARTICLES OF ASSOCIATION OF THE COMPANY

        The following version of the Articles of Association of the Company is an unofficial translation of the Finnish language version registered in the Finnish Trade Register on the date of this Tender Offer Document.

        §1 The name of the company is Instrumentarium Oyj, in English Instrumentarium Corporation, and the company's domicile is Helsinki.

        §2 The objects of the company are the manufacturing of and trade in health care, electronic, electrical, metal, and information processing products, pharmaceutical raw materials and products and optical products and materials, as well as other related industrial and commercial activities. The company may engage in these operations on its own or through its subsidiaries or joint enterprises.

        §3 The company's minimum share capital is EUR thirty-five million (35,000,000) and the maximum share capital is EUR one hundred and forty-million (140,000,000).

        The shares have no nominal value. The total number of shares in the company may not exceed 80,000,000.

        §4 The company's shares have been incorporated in the book-entry system. The right to receive assets distributed by the company and to subscribe for shares upon the increase of the company's share capital shall be restricted to persons: 1) who have on the record date been entered in the shareholders' register as a shareholder; 2) whose right to receive payments has on the record date been registered in the book-entry account of a registered shareholder and entered in the shareholders' register; or 3) in the case of nominee-registered shares to whose book-entry account the shares have been registered on the record date and whose custodian has been registered in shareholders' register as the custodian of the shares.

        §5 The Board of Directors, comprising at least five and not more than eight members, shall see to the appropriate organization of the company's operations. The term of a member shall expire at the end of the first Annual General Meeting of Shareholders held following his election. Persons who are 67 years or older are ineligible for election on the Board of Directors. The Board of Directors shall elect a Chairman among its members.

        §6 The President and CEO, members of the Board of Directors and persons authorized by the Board of Directors shall sign for the company, any two jointly.

        §7 The company's financial period is a calendar year.

        §8 The Annual General Meeting of Shareholders shall be held annually by the end of April. At the Annual General Meeting, the following shall be presented:

          1)    the financial statements, which shall include the profit and loss account, the balance sheet, the annual report and the consolidated financial statements;

          2)    the auditors' report;

resolved upon:

          3)    the adoption of the profit and loss account and the balance sheet as well as the consolidated profit and loss account and the consolidated balance sheet;

          4)    any measures, which are necessitated by the profit or loss confirmed in the balance sheet and or in the consolidated balance sheet;

          5)    granting of discharge from liability to the members of the Board of Directors and the President and CEO;

          6)    the remuneration of the members of the Board of Directors and the Auditors;

          7)    the number of members of the Board of Directors;

elected:

          8)    the members of the Board of Directors;

elected, if necessary:

          9)    one auditor and one deputy auditor, which shall both be authorized by the Central Chamber of Commerce of Finland. No deputy auditor is required if an auditing firm authorized by the Central Chamber of Commerce has been elected as the auditor. The office of the Auditor shall continue until further notice;

handled:

          10)  any other matters specified in the notice concerning the meeting.

        §9 Each shareholder that has in advance announced its intention to attend a general meeting in a manner specified in the notice concerning the meeting shall be entitled to vote thereat.

        §10 The shareholders' meeting shall be held in Helsinki, and the notice shall be published in at least two national Helsinki-based newspapers, to be chosen by the Board of Directors, not later than 17 days before the meeting. The venue of the meeting shall be announced in the notice concerning the meeting.

        §11 Redemption Obligation

        A shareholder whose portion of shares of the company—either individually or jointly with other shareholders as defined below—reaches or exceeds one-third (1/3) or one-half (1/2) (shareholder obligated to redeem) shall redeem the shares of the other shareholders (shareholders entitled to redemption) and the securities that pursuant to the Companies Act entitle to shares of the Company, at their request, as provided in this section.

        When calculating a shareholder's portion of the shares of the company, the calculation shall also include shares that belong to

  •
  a corporation which under the Companies Act belongs to the same group of companies as the shareholder,

  •
  an enterprise that is considered to belong to the same group of companies as the shareholder when the consolidated financial statements are compiled in accordance with the Accounting Act,

  •
  a pension foundation or pension fund of the above-mentioned corporations or enterprises, and

  •
  any non-Finnish corporation or enterprise which would, if it were Finnish, belong to the same group of companies as the shareholder as set out above.

        If the redemption obligation derives from combined holdings, all shareholders obligated to redeem are jointly and severally liable for redeeming the shares of the shareholders entitled to redemption. In such a situation, a redemption claim to one shareholder obligated to redeem is considered to apply to all shareholders obligated to redeem. If holdings by two shareholders reach or exceed the threshold resulting in redemption obligation so as to make both simultaneously obligated to redeem, a shareholder entitled to redemption can claim redemption separately by each shareholder. The redemption obligation does not apply to shares or securities entitling to shares that have been acquired by a shareholder requiring redemption after the redemption obligation arose.

Redemption price

        The redemption price of the shares shall be the higher of the following:

  a)
  the volume-weighted average trading price of shares traded on the Helsinki Exchanges during the ten (10) trading days immediately preceding the date on which the company was notified by a shareholder obligated to redeem that it has reached or exceeded the above-mentioned threshold, or, should said notification not have been made or fail to arrive in time, the date on which the Board of Directors of the company became otherwise aware of the said circumstances;

  b)
  the average price weighted by the number of shares that a shareholder obligated to redeem has paid for shares purchased or otherwise acquired during the twelve (12) months immediately preceding the date referred to in item a) above.

        If an acquisition affecting the average price is denominated in a foreign currency, its counter-value is calculated in euros at the exchange rate affirmed for the said currency by the European Central Bank seven (7) days before the date when the Board of Directors informs shareholders that shares can be redeemed.

        What is stated above concerning determination of the redemption price of shares also applies to other securities to be redeemed.

Redemption procedure

        A shareholder obligated to redeem shall notify the Board of Directors of the company in writing at the company's address within seven (7) days of the date when its redemption obligation arose. The notification must include information on the number of shares owned by the shareholder obligated to redeem, and the number and prices of shares purchased or otherwise acquired by the said shareholder within the last twelve (12) months. The notification must be accompanied by an address at which the said shareholder can be reached.

        The Board of Directors must inform shareholders of the redemption liability within 45 days of receiving the above-mentioned notification or, should the said notification not be made or should it fail to arrive in time, of having otherwise become aware of the redemption obligation. The notification must include information on the date on which the redemption liability arose and the grounds for determining the redemption price in so far as these are known to the Board of Directors, and the due date on which the redemption claim must be made. The notification to the shareholders shall be given following the procedure for delivering notices concerning meetings as set out in section 10 of the Articles of Association above.

        A shareholder entitled to redemption must claim redemption in writing within 30 days of the publication of the Board of Directors' notification concerning the redemption obligation.

        Redemption claims, which must be addressed to the Company, must contain information on the number of shares and other securities subject to the claim. At the same time, a shareholder requiring redemption must supply the company with any share certificates and other documents entitling the holder to shares for surrender to the shareholder obligated to redeem against the redemption price.

        If no claim is made by the due date in the manner described above, the shareholder's right to claim redemption lapses in respect of the redemption situation concerned. A shareholder entitled to redemption is entitled to withdraw its claim until the redemption takes place.

        When the time limit for shareholders entitled to redemption has expired, the Board of Directors shall inform the shareholder obligated to redeem of any redemption claims made.

        A shareholder obligated to redeem shall pay the redemption price, as specified by the company, within 14 days of being informed of the redemption claims made, against the delivery of the shares and securities entitling to shares, or, if the shares to be redeemed have been entered in the book-entry accounts of the shareholders concerned, against a receipt given by the company. In this case, the company must ensure that the redeeming party is immediately entered as the owner of the redeemed shares in the relevant book-entry account.

        Any redemption price not paid in due time shall be subject to a penalty interest of 18 percent per annum, to be calculated as of the date on which redemption should have taken place at the latest. If the shareholder obligated to redeem has also failed to observe the above provisions concerning the notification obligation, the penalty interest shall be calculated as of the date on which the notification should have been made at the latest.

Other provisions

        The redemption obligation referred to in this section shall not apply to a shareholder who can demonstrate that the threshold resulting in a redemption obligation was reached or exceeded before this provision of the Articles of Association was registered in the Trade Register.

        If the shareholder obligated to redeem fails to observe the provisions of this section, the shares owned by the said shareholder and the shares that are also taken into account when the holding of shares of the company conferring redemption obligation is calculated, as defined above in this section, entitle the holder to vote at shareholders' meetings only to the extent that the votes carried by the said shares correspond to less than one-third (1/3) or, respectively, less than one-half (1/2) of the aggregate number of votes carried by the total number of shares of the company.

        Disputes concerning the above redemption obligation, the right to claim redemption and the redemption price payable shall be settled by arbitration in the company's place of domicile, in accordance with the provisions of the Finnish Act on Arbitration. The arbitration proceedings shall be governed by Finnish law.]

STATEMENT BY THE BOARD OF DIRECTORS OF INSTRUMENTARIUM CORPORATION

        On December 18, 2002 the Boards of Directors of General Electric Company (the "Offeror") and Instrumentarium Corporation (the "Company") approved a Combination Agreement (the "Agreement") pursuant to which the Offeror, through its wholly owned subsidiary, will commence a public tender offer (the "Tender Offer") for all of the issued and outstanding shares of the Company (the "Company Shares") and all of the issued and outstanding option rights approved for issuance at the General Meeting of Shareholders of the Company on 17 June 1998 that have been granted to holders (the "Company 1998 Options") and the option rights approved for issuance at the General Meeting of Shareholders of the Company on 26 March 2001 that have been granted to holders (the "Company 2001 Options" and, together with the Company 1998 Options, the "Company Options") entitling holders to subscribe for shares of the Company.

        In the Tender Offer, the Offeror will offer cash consideration (the "Consideration") of (a) 40 euros for each Company Share tendered and not withdrawn, representing a premium of 46.5 percent to the price of the Company Shares at close of business on December 17, 2002, the day before the announcement of the execution of the Agreement, and a premium of 51.6 percent to the volume-weighted average trading price of the Company Shares during the 12 months prior to the announcement of the execution of the Agreement, (b) with respect to the Company 1998 Options tendered and not withdrawn, (i) 52.29 euros for each A option; (ii) 56.65 euros for each B option; and (iii) 60.36 euros for each C option; and (c) with respect to the Company 2001 Options tendered and not withdrawn, (i) 45.46 euros for each A warrant; and (ii) 36.92 euros for each B warrant. The Consideration for the Company Shares is subject to certain adjustments described in the Agreement.

        The Board of Directors of the Company has received a written opinion dated December 18, 2002 of Credit Suisse First Boston (Europe) Limited that, as of the date of the opinion, the Consideration to be received by the holders of the Company Shares and the Company Options pursuant to the Tender Offer was fair, from a financial point of view, to such holders other than the Offeror. After having received such opinion, the Board of Directors has evaluated the Tender Offer and has concluded that the execution of the Agreement and the completion of the transactions contemplated thereby are in the best interests of the holders of the Company Shares and the Company Options and has therefore approved the Agreement and determined to recommend that such holders tender their Company Shares and Company Options into the Tender Offer.

Instrumentarium Corporation
The Board of Directors

D-1

[LETTERHEAD OF CREDIT SUISSE FIRST BOSTON (EUROPE) LIMITED]

18 December 2002

Board of Directors
Instrumentarium Corporation
Kuortaneenkatu 2
P.O. Box 100
Helsinki
Finland - 00031

Dear Sirs:

        You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the Company Shares and the Company Options (each as defined below), other than General Electric Company (the "Offeror"), of the consideration to be received by such holders pursuant to the terms of the Combination Agreement, to be dated 18 December 2002 (the "Combination Agreement"), between Instrumentarium Corporation (the "Company") and the Offeror. The Combination Agreement provides that a wholly owned subsidiary of the Offeror will commence a voluntary public tender offer (the "Offer") for all of the issued and outstanding ordinary shares of the Company (the "Company Shares"), including those represented by the American Depositary Shares, and all option rights approved for issuance at the General Meeting of shareholders of the Company on 17 June 1998 ("Company 1998 Options") and the General Meeting of shareholders of the Company on 26 March 2001 ("Company 2001 Options" and, together with Company 1998 Options, the "Company Options") entitling holders to subscribe for ordinary shares of the Company, for (i) EUR 40.00 in cash for each Company Share; (ii) EUR 52.29 in cash for each A option in respect of the Company 1998 Options; EUR 56.65 in cash for each B option in respect of the Company 1998 Options; and EUR 60.36 in cash for each C option in respect of the Company 1998 Options; and (iii) EUR 45.46 in cash for each A warrant in respect of the Company 2001 Options; and EUR 36.92 in cash for each B warrant in respect of the Company 2001 Options (as more fully described in the Combination Agreement).

        In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as a draft dated 18 December 2002 of the Combination Agreement. We have also reviewed certain other information, including financial forecasts, provided to us by the Company, and have met with the Company's management to discuss the business and prospects of the Company.

        We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses similar to those of the Company and we have considered the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

        In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not made an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We were not requested to, and did not, solicit third party indications of

E-1

interest in acquiring all or any part of the Company. We have not been requested to opine as to, and our opinion does not in any manner address, the underlying business decisions of the Company to enter into the Combination Agreement and the Board of Directors of the Company to recommend the Offer to its holders.

        We have acted as financial advisor to the Company in connection with the Offer and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Offer. We will also receive a fee for rendering this opinion.

        Credit Suisse First Boston (Europe) Limited ("CSFB") has in the past performed and currently performs certain investment banking services for the Company, the Offeror and its subsidiaries, in respect of which it has received and will receive customary fees.

        In the ordinary course of our business, CSFB and its affiliates may actively trade the debt and equity securities of both the Company and the Offeror for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

        It is understood that this letter is for the information of the Board of Directors of the Company only in connection with its consideration of the Offer, does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares pursuant to the Offer, and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities nor shall this letter be used for any other purposes, without CSFB's prior written consent.

        Based upon and subject to the foregoing, it is our opinion hat, as of the date hereof, the consideration to be received by the holders of the Company Shares and the Company Options pursuant to the Offer is fair, from a financial point of view, to such holders, other than the Offeror.

                      Very truly yours,

                      CREDIT SUISSE FIRST BOSTON
                      (EUROPE) LIMITED

E-2

The U.S. Information Agent for the Tender Offer is:

You may obtain information regarding the Tender Offer
from the U.S. Information Agent as follows:

445 Park Avenue, 5th Floor
New York, New York 10022
(212) 754-8000

U.S. Security Holders Call Toll Free: (800) 607-0088
Security Holders Outside the U.S. May Call Collect: +1-212-754-8000
 E-mail: INMRY.info@morrowco.com

QuickLinks

TABLE OF CONTENTS
  1. THE TRANSACTION
  2. TERMS AND CONDITIONS OF THE TENDER OFFER
  3. SUMMARY OF THE COMBINATION AGREEMENT
  4. TAXATION
  5. PRESENTATION OF THE OFFEROR AND GE
  6. PRESENTATION OF INSTRUMENTARIUM
TABLE OF CONTENTS FOR ANNEXES
BOARD OF DIRECTORS' REPORT
FIVE YEAR COMPARATIVE TABLES
CONSOLIDATED INCOME STATEMENT
CONSOLIDATED CASH FLOW STATEMENT
CONSOLIDATED BALANCE SHEET
CONSOLIDATED BALANCE SHEET
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
NOTES TO THE FINANCIAL STATEMENTS
PARENT COMPANY INCOME STATEMENT
PARENT COMPANY BALANCE SHEET
PARENT COMPANY STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
SHARES AND SHAREHOLDERS
SHARE CAPITAL AND PER SHARE DATA 1997-2001
FINANCIAL INDICATORS 1997-2001
CALCULATION PRINCIPLES OF FINANCIAL RATIOS
AUDITORS' REPORT
ARTICLES OF ASSOCIATION OF THE COMPANY
STATEMENT BY THE BOARD OF DIRECTORS OF INSTRUMENTARIUM CORPORATION